UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 001-38685

Grid Dynamics Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	83-0632724
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5000 Executive Parkway, Suite 520 San Ramon, CA	**94583**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (650) 523-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	**GDYN**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $596.2 million based on the closing price of the registrant's common stock on June 30, 2024 of $10.51 per share, as reported by the Nasdaq Capital Market (the "Nasdaq"). Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 17, 2025, there were 83,838,356 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," or similar expressions and the negatives of those terms. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the evolution of the digital engineering and information technology services landscape facing our customers and prospects;

- our ability to educate the market regarding the advantages of our digital transformation products;

- our ability to maintain an adequate rate of revenue growth;

- our future financial and operating results;

- our business plan and our ability to effectively manage our growth and associated investments, including our GigaCube growth strategy;

- beliefs and objectives for future operations;

- our ability to expand a leadership position in enterprise-level digital transformation;

- our ability to attract and retain customers;

- our ability to further penetrate our existing customer base;

- our ability to maintain our competitive technological advantages against new entrants and existing companies in our industry;

- our ability to timely and effectively scale and adapt our existing technology;

- our ability to innovate new products and services and bring them to market in a timely manner;

- our ability to maintain, protect, and enhance our brand and intellectual property;

- our use of artificial intelligence;

- our cyber security systems and protocols;

- our ability to capitalize on changing market conditions;

- our ability to develop strategic partnerships;

- benefits associated with the use of our services;

- our ability to expand internationally and to integrate companies that we acquire;

- our ability to raise financing in the future;

- operating expenses, including changes in research and development, sales and marketing, and general administrative expenses;

- the effects of seasonal trends on our results of operations;

- our ability to grow and manage growth profitably and retain our key employees;

- our ability to realize the expected benefits and effects of strategic acquisitions of business, products or technologies;

- changes in applicable laws or regulations;

- the military action launched by Russian forces in Ukraine, the actions that have been and could be taken by other countries, including new and stricter sanctions and actions taken in response to such sanctions, and the effect of these developments on our business and results of operations;

- the possibility that we have been and may continue to be adversely affected by macroeconomic conditions, inflationary pressures, the geopolitical climate and other economic, business, and/or competitive factors; and

- other risks and uncertainties indicated in this Annual Report on Form 10-K, including those set forth in Item 1A, "*Risk Factors*."

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in Item 1A, "*Risk Factors*" and elsewhere in this Annual Report on Form 10-K. Moreover, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on any forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in such forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, restructurings, joint ventures, partnerships, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

PART I

ITEM 1. BUSINESS

Business Overview

Grid Dynamics Holdings, Inc. ("Grid Dynamics," the "Company," "we," "us," or "our") is a leading provider of technology consulting, platform and product engineering, and advanced analytics services. Fusing technical vision with business acumen, we enable positive business outcomes for enterprise companies undergoing business transformation by solving their most pressing technical challenges.

A key differentiator for Grid Dynamics is our 8+ years of experience and leadership in enterprise artificial intelligence ("AI"), supported by profound expertise and ongoing investment in cloud, data, advanced analytics, and customer experience.

Additional market differentiators include:

- a culture of engineering excellence, R&D investment, and innovation in groundbreaking technologies before they become ubiquitous;

- a co-innovation model with continuous knowledge-sharing throughout delivery that reduces implementation risk and time-to-value, and enables enterprises to build in-house capabilities, retain control of proprietary technology and data, and benefit from the adoption of new technologies; and

- a global footprint, and a "Follow-the-Sun" delivery model, bolstered by engineering talent driven by innovation and technical mastery, resulting in transformational business outcomes.

Established in 2006 and headquartered in Silicon Valley, Grid Dynamics partners with clients ranging from innovative start-ups to the largest companies in the world. Grid Dynamics believes the key to its success is a culture encouraging an unwavering "whatever it takes" dedication that puts client success over contract terms, products over projects, and real business results over pure technical innovation. With our proprietary processes optimized for innovation, emphasis on talent development, and technical expertise, Grid Dynamics is well-positioned for continued success.

Grid Dynamics has offices across the U.S., Mexico, Argentina, Jamaica, the U.K., other European countries, and India. During the last four years, Grid Dynamics acquired Mobile Computing S.A. ("Mobile Computing"), JUXT Ltd. ("JUXT"), NextSphere Technologies Inc. ("NextSphere"), Mutual Mobile Inc. ("Mutual Mobile"), and Tacit Knowledge Inc. ("Tacit"). These acquisitions diversified our geographical presence, client base, and industry vertical presence.

Industry Background and Market Opportunity

Digital transformation is a rapidly expanding market that is still in its early stages. Enterprises strive to compete in the digital world, facing the need to transform to survive attacks from the nimbler and more technologically advanced newcomers. Traditional approaches to managing information technology as a mix of vendor solutions and outsourced services often break down in the face of the imperative to innovate through technology.

Increasingly, business executives are looking at the use of technology as a competitive advantage rather than a way to cut costs with software-defined capabilities becoming the essence of the business capabilities. The rise of AI signifies a shift from the automation of business processes to the automation of decision-making itself. To differentiate, corporations are directing investments toward building new digital products and experiences, instead of buying off-the-shelf software products and entire business underpinning platforms. This drives demand for highly technical software development, creating an opportunity for pure-play platform engineering and software development service providers such as Grid Dynamics.

Sophisticated and scalable software platforms developed and continuously adapted to enterprise needs propelled many of today's most successful companies. Their unique business approaches and ability to move fast in adapting to changing market conditions allowed them to develop strong market positions and maintain defense against competitors. Grid Dynamics is well-placed as a strategic partner of choice for these opportunities. Our focus on the foundation of excellence in platform and software engineering enables the level of collaboration that only a few can offer.

Grid Dynamics has offices across Europe, India, and the Americas. As the key drivers of our "Follow-the-Sun" model of engineering excellence, these geographies enable the acceleration of valuable business outcomes for our clients. Our teams and programs are organized and orchestrated for continuous integration, self-sufficiency, and maximum business impact across regions. Another strategic advantage of our "Follow-the-Sun" approach is that these geographies grow technology markets with large talent pools of highly skilled technical talent and cost-efficient scalability due to their large and well-recognized university

infrastructures — a valuable asset for fueling our internship programs and attracting top talent. As we expand our geographical reach, we are also investing in developing a multi-discipline approach to address the challenges facing our clients. This involves developing hybrid team capabilities focused on end-to-end problem-solving.

Strategies and Strengths

Grid Dynamics' objective is to become a global leader in enabling digital transformation at Fortune 1000 companies. Grid Dynamics' strategy to achieve such objective is based on leveraging the following core strengths:

- *Proprietary Processes Optimized for Innovation*

  Grid Dynamics recognizes the changing dynamics of the IT services space. Increasingly, corporations expect their service providers to participate in and help shape innovation programs. This leads to the development of next-level capabilities that traditional service models, used by the traditional outsourcing providers, fail to address effectively. Grid Dynamics melds technical consulting, platform and product engineering, and analytics competencies into unified, cross-functional digital teams that are designed to respond and adapt to changes in a client's business. The effectiveness of such teams is further increased by close collaboration with a client's technology and business leadership teams and active inquiry into a client's business priorities on all levels.

- *Culture-First Approach to Talent Development*

  The ever-increasing role of digital transformation leads to the emergence of a new kind of business leader who combines a vision of business transformation with a deep understanding of possibilities brought together by modern digital technology. Earning the trust of these leaders is one of the pillars of Grid Dynamics' success. Grid Dynamics selects, trains, and promotes its leadership based on the following cultural principles:

  - *Global integration*. Demands of modern businesses transcend cultural and language boundaries. Grid Dynamics builds teams that are transparently distributed across countries, time zones, and reporting lines.

  - *Partnership with client*. Grid Dynamics demands accountability and ownership of a client's success, whether or not such success is a contractual matter. Understanding the goals of Grid Dynamics' clients and the ability to manage such goals across reporting lines are a must for any leadership role within Grid Dynamics.

  - *Technological innovation*. Understanding digital transformation and successfully delivering strategic programs are impossible without a strong understanding of emerging technology. Deep knowledge of how new technology, such as cloud, big data, and AI, transforms the way corporations develop their businesses is a prerequisite for leadership roles in Grid Dynamics.

  - *Education*. Grid Dynamics believes that technology changes rapidly, and Grid Dynamics' employees must adapt even more rapidly. Grid Dynamics offers many formal and informal training programs, such as Grid University, an online education platform with thousands of hours of training videos, to ensure that professionals can expand and enhance their capabilities.

- *Technical Expertise and Scalable Engineering*

  Grid Dynamics believes in great engineering underpinning mission-critical services. From its inception, Grid Dynamics has built its engineering DNA with a focus on emerging technologies, leading with AI and generative AI, data engineering, cloud and microservices, DevOps and AIOps, modern front-end technologies, and QA automation. By making advanced technology accessible to clients through experience and know-how, industry solutions, and accelerators, Grid Dynamics strengthens its position as a strategic technology partner with existing clients and attracts new clients.

Services

In today's engineering and IT services market, customers are increasingly looking for service providers that can be co-innovation partners rather than an implementation agency or a cost-saving measure. Grid Dynamics addresses this need by focusing on four high-value, high-impact service areas:

- *Cloud Platform and Product Engineering*

  Our Cloud Platform and Product Engineering practice provides innovative services that enable businesses to harness the power of cloud computing and modern application development methodologies. We specialize in architecting, designing,

and building scalable, secure, and resilient cloud-based platforms and business applications that power digital transformation and business agility. Our expertise in platform engineering, cloud migration and modernization, DevTestSecOps, microservices, and serverless architecture helps organizations generate more revenue, reduce costs, improve time to value, and enhance performance. By leveraging our services, customers can partner with Grid Dynamics to drive focus on innovation and growth using the latest advancements in platform engineering and product development.

- *AI/ Machine Learning and Data Platform Engineering*

Our AI/Machine Learning and Data Platform Engineering practice offers specialized services that empower businesses to unlock the full potential of their structured and unstructured data. Our team of experts builds robust, scalable platforms that facilitate batch and streaming data ingestion, quality, governance, orchestration, semantic modeling, observability, and analysis at scale. By applying advanced artificial intelligence, machine learning algorithms, and analytics, we help companies derive actionable insights, predict trends, accelerate operations, and make data-driven decisions in the areas of pricing, promotions, customer experience, risk management, and supply chain that drive competitive advantage. Our approach to data engineering and advanced analytics ensures that our customers have a solid technology foundation to support their evolving data needs and democratize it across the enterprise — enabling them to leverage their data assets for maximum impact.

- *Digital Engagement*

Our Digital Engagement practice focuses on creating meaningful interactions between businesses and their customers through all digital channels. We design and implement digital ecosystems that enhance customer experiences, foster brand loyalty, and drive business growth. Our expertise in digital commerce, user experience design and mobile application engineering, computer vision, deep learning, neural search, generative AI, and large language models, enables organizations to engage with their audience more effectively across multiple touchpoints. We co-innovate with clients and prioritize customer-centric approaches to design, build, and deploy engaging digital presences that resonate with their target audiences — increasing satisfaction and revenue. We partner with leading vendors in MACH and Composable Commerce to drive the highest return on investment for our clients.

- *Supply Chain, IoT, and Advanced Manufacturing*

Our Supply Chain, Internet of Things ("IoT"), and Advanced Manufacturing practice focuses on transforming traditional operations into smart, connected ecosystems. We leverage the IoT, edge computing, advanced analytics, modern artificial intelligence, and machine learning technologies to optimize supply chain demand forecasting, inventory allocation, order management, logistics, and supplier management, improve manufacturing operational efficiency, and introduce innovation in product development and production processes. Our expertise in building fit-for-purpose platforms and adopting the latest innovations in this space enable real-time monitoring, predictive maintenance, and autonomous operations, reducing costs and enhancing productivity across the enterprise. Our customers benefit from our ability to integrate innovative technologies into their operations, making their supply chains more resilient, agile, and aligned with the digital economy's demands.

Verticals

Grid Dynamics has strong vertical-specific domain knowledge backed by extensive experience. By merging technology with business processes, Grid Dynamics delivers tailored solutions in several key industry verticals:

- *Retail*

By utilizing Grid Dynamics' deep expertise in the digital retail space and providing a mix of consulting and engineering services, Grid Dynamics enables its clients to win market share, shorten time to market, and reduce the costs of digital operations. For example, Grid Dynamics has worked closely with a large U.S. retail company over many years to develop a strategic omnichannel transformation program and became a key contributor to the development of a new omnichannel platform including consumer experience, product discovery, analytics, and inventory optimization.

- *Technology, Media and Telecom*

Grid Dynamics has a strong presence in the digital technology sector, particularly among analytics, SaaS, and platform vendors that are driven by a constant need for innovation. Grid Dynamics' expertise in complex open-source technology and in building massively scalable distributed systems, the company-wide culture of agile co-creation and deep understanding of digital commerce have enabled Grid Dynamics to build strong business relationships with leading players in this sector. For example, Grid Dynamics has been providing software engineering, continuous delivery and deployment

automation, machine learning, internal tool development, and quality engineering services to one of the largest cloud services providers, becoming one of their key technological services partners.

- *Finance*

With expertise in capital markets, banking, and wealth management, Grid Dynamics crafts technology solutions to help financial institutions drive innovation, accelerate digital transformation, and maximize the value of client interactions. For example, we helped a core banking and payments provider modernize its security frameworks, enabling a shift to cloud-native architectures and DevOps. In wealth and asset management, we use AI to build platforms that provide advisors with access to financial data, improving decision-making and client engagement. These AI-driven solutions use digital assistants and analytics to synthesize client profiles, analyze investments, and deliver wealth management strategies.

- *Consumer Packaged Goods and Manufacturing*

Grid Dynamics helps its manufacturing customers harness digital transformation by applying novel approaches to engage consumers directly and optimize back-end supply chains. For example, Grid Dynamics accelerated digital transformation in a global shoe manufacturing company by building composable commerce and other digital ecosystem capabilities, replacing a monolithic commerce engine, and speeding time to market with modern and flexible functionality.

- *Healthcare and Pharma*

Leading companies leverage our cloud, app modernization, data science, and digital commerce solutions to accelerate drug discovery, product development, and time-to-market, optimize marketing and sales operations, and personalize customer experiences with valuable data insights and automation.

The following table presents our revenues by vertical and revenues as a percentage of total revenues by vertical for the periods indicated:

| | For the year ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	(in thousands, except % of revenue)					
Retail	$ 113,957	32.5 %	$ 102,551	32.8 %	$ 99,681	32.1 %
Technology, Media and Telecom	95,048	27.1 %	98,830	31.6 %	98,334	31.7 %
Finance	60,157	17.2 %	28,842	9.2 %	21,893	7.1 %
CPG/Manufacturing	40,468	11.5 %	42,861	13.7 %	61,216	19.7 %
Healthcare and Pharma	11,109	3.2 %	13,653	4.4 %	7,711	2.5 %
Other	29,832	8.5 %	26,173	8.3 %	21,647	6.9 %
Total	**$ 350,571**	**100.0 %**	**$ 312,910**	**100.0 %**	**$ 310,482**	**100.0 %**

Delivery Model and Operating Structure

Our service delivery model involves using an efficient mix of on-site, off-site and offshore staffing. We believe that the combination of our delivery model optimized for co-innovation and the placement of our technology leaders at clients' premises creates a key competitive advantage that enables us to better understand and meet a client's diverse needs.

Grid Dynamics has engineering personnel located within Grid Dynamics' engineering centers across Europe, India, and the Americas to support our "Follow-the-Sun" strategy. As of December 31, 2024, Grid Dynamics had 4,730 full-time and part-time personnel and delivered services from engineering centers located in the following countries: the United States, Mexico, Argentina, Jamaica, the United Kingdom, Switzerland, Netherlands, Poland, Serbia, Romania, Ukraine, Moldova, Armenia, and India.

Grid Dynamics also places its self-managed teams of IT professionals at client premises aimed at successful delivery of innovative projects and programs.

Quality and Process Management

Grid Dynamics enforces stringent security standards and has maintained a continuous ISO 27001:2013 certification since August 2014. All key company locations, departments and teams are within the scope of the deployed information security management system.

Grid Dynamics policies, standards and procedures are reviewed annually during both internal and external certification audits. Grid Dynamics has successfully passed nine ISO 27001:2013 audits, as well as over a dozen exhaustive audits from top financial services customers.

Sales and Marketing

Grid Dynamics' sales and marketing strategy focuses on increasing revenues from new and existing clients through a "land and expand" strategy. Grid Dynamics' technology leaders deployed at clients' premises play an integral role in identifying, developing and expanding potential business opportunities. This strategy has been effective both in deepening relationships with existing clients and increasing the number of Grid Dynamics' clients.

Grid Dynamics also maintains a dedicated sales force as well as a marketing team, which coordinates corporate-level branding efforts that range from sponsorship of programming competitions to participation in and hosting of industry conferences and events.

In addition, Grid Dynamics actively invests in partnerships with hyperscalers and leading technology providers to amplify its sales and marketing efforts, leveraging the advanced capabilities of these entities to enhance visibility and drive sustained business growth.

Customers

Grid Dynamics' client base primarily consists of Fortune 1000 corporations based in North America. With the acquisitions during recent years, we have gained customers in the U.K., North and Latin America, as well as Continental Europe and Asia.

Grid Dynamics has a high level of revenue concentration with certain clients. We generated approximately 55.7% and 56.1% of our revenues from our 10 largest clients during the years ended December 31, 2024 and 2023, respectively. During each of the years ended December 31, 2024 and 2023, we had one customer that accounted for 16.0% and 14.4% of our revenues, respectively.

Grid Dynamics typically enters into a master services agreement with its clients, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement.

Competition

Grid Dynamics faces competition from both global IT services providers as well as those based in Central and Eastern European ("CEE"), Latin America and India. Grid Dynamics believes that the principal competitive factors in its business include technical expertise and industry knowledge, culture, reputation and track record for high-quality and on-time delivery of work, effective employee recruiting, training and retention, responsiveness to clients' business needs and financial stability. In addition, companies may prefer to keep business in-house, rather than to outsource it.

Grid Dynamics faces competition primarily from:

- emerging small to mid-cap digital services companies, such as Globant S.A., Endava plc, and Thoughtworks Holding Inc.;

- large global consulting and outsourcing firms, such as Accenture plc, EPAM Systems, Inc., and Capgemini SE;

- India-based technology outsourcing IT services providers, such as Cognizant Technology Solutions Corporation, Infosys Technologies, and Wipro;

- in-house IT departments of Grid Dynamics' clients and potential clients.

Given Grid Dynamics' focus on complex digital transformation programs, technical employee base and the development and continuous improvement in new software technology, Grid Dynamics believes that it is well positioned to compete effectively.

Human Capital and Employees

People are critical to the success of Grid Dynamics. Accordingly, attracting and retaining personnel is a key factor in Grid Dynamics' ability to grow revenues and meet its clients' needs. As of December 31, 2024, Grid Dynamics had 4,730 personnel

across 14 countries (the U.S., Mexico, Argentina, Jamaica, Armenia, India, the Netherlands, the U.K., Poland, Romania, Serbia, Switzerland, Moldova, and Ukraine).

Recruitment and Retention

Grid Dynamics hires both for technical skills and cultural fit. The reality of the changing technological landscape demands that our engineering personnel can continuously acquire new proficiencies and skills.

Grid Dynamics' hiring program is driven by demand within current and projected clients. Projections of client demand are constantly reviewed to ensure that we maintain a proper recruiting and training pipeline. The geographical spread helps Grid Dynamics avoid location constraints and shorten the time to identify and recruit top technical talent. Grid Dynamics targets the top technical talent from top technical universities in all its locations. The majority of Grid Dynamics' engineering personnel have bachelor's or advanced degrees in computer science.

To attract, retain, and motivate IT professionals, Grid Dynamics seeks to provide an environment and culture that rewards entrepreneurial initiative and performance. In addition, Grid Dynamics offers a challenging work environment, ongoing skills development initiatives, and attractive career advancement and promotion opportunities.

Grid Dynamics believes that it maintains a good working relationship with its employees and has not experienced any labor disputes. Grid Dynamics' employees have not entered into any collective bargaining agreements.

Training and Development

Grid Dynamics dedicates significant resources to the training and development of its technical leaders. The Company believes in the importance of supporting educational initiatives and sponsors employees' participation in internal and external training and certifications.

Every year Grid Dynamics delivers hundreds of courses in emerging technologies to its engineers using the Grid University online education platform. Employees can also take advantage of educational and certification programs offered by the technology leaders both in open-source as well as in proprietary spaces.

Furthermore, through Grid Dynamics, deep relationships with top local universities, forged over years of collaboration, and specialized recruiting programs, Grid Dynamics can scale the hiring and staffing of new engineering teams to support complex technical programs.

Grid Dynamics also provides ongoing English language training at all of its delivery centers to maintain and enhance the English language skills of its IT professionals.

Management Training Programs

Grid Dynamics offers support, training, and mentoring programs to managers through the Grid Dynamics Management Training Program. Various courses in project management and leadership skills help managers build strong teams through a positive work environment, group inspiration, and individual motivation.

Internships

Grid Dynamics has a long-standing tradition of running internship programs for students and junior engineers. The Company opens its doors to young, promising engineers who are ready for a life-changing career of working on complex projects in big data, machine learning, AI, and other emerging technologies.

Each intern works with a mentor who helps them adapt, shares knowledge and supports them in developing the necessary skills.

Intellectual Property

Protection of intellectual property rights is paramount to Grid Dynamics and its clients. Grid Dynamics relies on a combination of trade secret, patent, copyright, and trademark laws as well as confidentiality procedures and contractual provisions to protect its intellectual property. Grid Dynamics requires its employees, independent contractors, vendors, and clients to enter into written confidentiality agreements upon the commencement of their relationships with Grid Dynamics. These agreements generally provide that any confidential or proprietary information disclosed or otherwise made available by Grid Dynamics must be kept confidential.

Grid Dynamics customarily enters into non-disclosure agreements with its clients concerning the use of their software systems and platforms. Grid Dynamics' clients usually own the intellectual property in the software or systems Grid Dynamics develops for them.

Grid Dynamics and its clients often use open-source software to improve quality and reduce time-to-market. Grid Dynamics works with the compliance departments of its clients to comply with the client's open-source licensing policies.

Regulations

Due to the industry and geographic diversity of Grid Dynamics' operations and services, Grid Dynamics' operations are subject to a variety of laws and regulations in the United States and the foreign jurisdictions in which we operate. See Item 1A, "*Risk Factors—Risks Related to Regulations, Legislation and Legal Proceedings.*"

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, with the Securities and Exchange Commission (the "SEC"). In addition, the SEC maintains a website (http://www.sec.gov) that contains material regarding issuers that file electronically, such as ourselves, with the SEC.

We maintain a website at www.griddynamics.com, to which we regularly post copies of our press releases as well as additional information about us. Our filings with the SEC will be available free of charge through the website as soon as reasonably practicable after being electronically filed with or furnished to the SEC. Information contained in our website is not a part of, nor incorporated by reference into, this Report or our other filings with the SEC, and should not be relied upon.

ITEM 1A. RISK FACTORS

This Annual Report on Form 10-K contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the risk factors set forth below. The risks and uncertainties described in this Annual Report on Form 10-K are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also affect our business. See the section titled "Special Note Regarding Forward-Looking Statements" of this Annual Report on Form 10-K for a discussion of the forward-looking statements that are qualified by these risk factors. If any of these known or unknown risks or uncertainties actually occurs and have a material adverse effect on us, our business, financial condition and results of operations could be seriously harmed.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties that you should consider before investing in our Company, as fully described below. The principal factors and uncertainties that make investing in our Company risky include, among others:

Risks Related to Our Business, Operations and Industry

- We operate in a rapidly evolving industry, which makes it difficult to evaluate future prospects and increases the risk that we will not continue to be successful and may adversely impact our stock price, financial condition and results of operations.

- Our revenues have historically been highly dependent on a limited number of clients and industries and any decrease in demand for outsourced services by these clients or in these industries may reduce our revenues and adversely affect our business, financial condition and results of operations.

- We have incurred net losses in recent years; accordingly, we may incur losses, even significant, in the future and we may not be able to generate sufficient revenue to maintain profitability.

- The impact of the military action in Ukraine has affected and may continue to affect our business.

- Macroeconomic conditions, inflationary pressures, economic downturns, and market volatility could adversely affect our operating results and growth prospects.

- Our revenues are highly dependent on clients primarily located in the U.S.

- We face intense competition and damage to our reputation may adversely impact our ability to generate and retain business.

Risks Related to Our Acquisition Strategy

- We may be unable to effectively manage our growth or achieve anticipated growth, particularly as we expand into new geographies, which could place significant strain on our management personnel, systems and resources.

- Acquisitions could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations, we may not achieve the financial and strategic goals that were contemplated at the time of a transaction, and we may be exposed to claims, liabilities and disputes as a result of the transaction that may adversely impact our business, operating results and financial condition.

Risks Related to Our Use of Technology and Artificial Intelligence

- Failure to adapt to changing technologies, methodologies, and evolving industry standards may have a material adverse effect on our business, financial condition, and results of operations.

- Social and ethical issues relating to the use of artificial intelligence ("AI") technologies in our offerings may result in reputational harm or liability.

- Security breaches and incidents, system failures or errors, and other disruptions to our networks and systems, could result in unauthorized access to, or the disclosure or other processing of, confidential information and expose us to liability, which would cause our business and reputation to suffer.

- Undetected software design defects, errors or failures may result in loss of business or in liabilities that could have a material adverse effect on our reputation, business and results of operations.

Risks Related to Our Personnel

- Our failure to successfully attract, hire, develop, motivate and retain highly skilled personnel in the relevant regions could have a significant adverse effect on our business, financial condition, and results of operations.

- Our business operations may be severely disrupted if we lose the services of our senior executives and key employees.

Risks Related to Our Clients and Our Client Agreements

- We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts.

- If we are unable to accurately estimate the cost of service or if we fail to maintain favorable pricing for our services, our contracts may be unprofitable.

- We face risks associated with the long selling and implementation cycle for our services that require significant resource commitments prior to realizing revenues for those services.

- Failure to obtain engagements for and effectively manage increasingly large and complex projects may have an adverse effect on our business, financial condition and results of operations.

Risks Related to Regulations, Legislation and Legal Proceedings

- We are exposed to various risks related to the global regulatory environment as well as legal proceedings, claims and the like.

- Our global business, especially in Commonwealth of Independent States ("CIS") and Central and Eastern European ("CEE") countries, exposes us to significant legal, economic, tax and political risks.

- Regulatory issues relating to the use of AI may adversely affect our business, financial condition, and results of operations.

- Negative publicity about offshore outsourcing or anti-outsourcing legislation and changes to immigration rules and regulations may have an adverse effect on our business.

- We are subject to governmental export controls and trade and economic sanctions that could impair our ability to compete in international markets and subject us to liability if we are found to violate these controls.

Risks Related to Our Tax Treatment

- Our effective tax rate could be adversely affected by several factors.

Risks Related to Our Financial Condition

- Failure to collect receivables from, or bill for unbilled services to, clients may have a material adverse effect on our results of operations and cash flows.

- We may need additional capital and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

- Our debt service obligations may adversely affect our financial condition and cash flows from operations.

Risks Related to Intellectual Property

- We may not be able to prevent unauthorized use of our intellectual property, and our intellectual property rights may not be adequate to protect our business, financial condition and results of operations.

- We may face intellectual property infringement claims that could be time-consuming and costly to defend and failure to defend against such claims may have a material adverse effect on our reputation, business, financial condition and results of operations.

- Our use of open source software and our failure to comply with the terms of the underlying open source software licenses could negatively affect sales and create potential liability.

Risks Related to Our Common Stock

- Our bylaws limit the forum in which stockholders may bring a suit for substantially all disputes between us and our stockholder.

- The price of our common stock may be volatile.

Risks Related to Our Business, Operations and Industry

We operate in a rapidly evolving industry, which makes it difficult to evaluate future prospects and increases the risk that we will not continue to be successful and may adversely impact our stock price, financial condition and results of operations.

The technology services industry is competitive and continuously evolving, subject to rapidly changing demands and constant technological developments. As a result, success and performance metrics are difficult to predict and measure. Since services and technologies are rapidly evolving and each company within the industry can vary greatly in terms of the services it provides, its business model and its results of operations, it can be difficult to predict how any company's services, including ours, will be received in the market.

While many Fortune 1000 enterprises, including our clients, have been willing to devote significant resources to incorporate emerging technologies and related market trends into their business models, they may not continue to spend any significant portion of their budgets on services like those provided by us. Neither our past financial performance nor the past financial performance of any other company in the technology services industry is indicative of how we will fare financially in the future. Our future profits may vary substantially from our past profits and those of other companies, making an investment in us risky and speculative. If clients' demand for our services declines as a result of economic conditions, market factors, shifts in the technology industry, competition or otherwise, our business, financial condition and results of operations would be adversely affected.

Our stock performance is highly dependent on our ability to successfully execute and grow the business. Consequently, our stock price may be adversely impacted by our inability to execute our plan, to meet or exceed financial and other forecasts, and to achieve our stated short-term and long-term goals.

We may be unable to effectively manage our growth or achieve anticipated growth, particularly as we expand into new geographies, which could place significant strain on our management personnel, systems and resources.

Continued growth and expansion increase challenges we face in recruiting, training and retaining sufficiently skilled professionals and management personnel, maintaining effective oversight of personnel and delivery centers, developing financial and management controls, coordinating effectively across geographies and business units, and preserving our culture and values. Failure to manage growth effectively could have a material adverse effect on the quality of the execution of our

engagements, and our ability to attract and retain IT professionals, as well as on our business, financial condition and results of operations.

In addition, as we increase the size and complexity of projects that we undertake with clients, add new delivery sites, introduce new services or enter into new markets, we may face new market, technological, operational, compliance and administrative risks and challenges, including risks and challenges unfamiliar to us. We may not be able to mitigate these risks and challenges to achieve our anticipated growth or successfully execute large and complex projects, which could materially adversely affect our business, prospects, financial condition and results of operations.

These risks are heightened as we continue to expand geographically, including through acquisitions, such as our recent acquisitions of JUXT in the U.K. and Mobile Computing in Argentina. As we grow, we continue to explore other geographies for expansion. This may result in higher costs, such as increased overhead related to compliance with new regulatory frameworks, affecting our profitability levels. Furthermore, as we expand to new geographies, we may not be able to sustain the level of competitiveness, including the high quality and low cost, of our workforce that has contributed to our success. Additionally, we do not have a long history of operating our business, including recruiting, training and retaining employees, in these new geographies, and our competitiveness may decline if we are not able to effectively manage these risks.

Our revenues have historically been highly dependent on a limited number of clients and industries, and any decrease in demand for outsourced services by these clients or in these industries may reduce our revenues and adversely affect our business, financial condition and results of operations.

Our revenues have historically been highly dependent on a limited number of clients. For example, we generated approximately 55.7% and 56.1% of our revenues from our 10 largest clients during the years ended December 31, 2024 and 2023, respectively. During each of the years ended December 31, 2024 and 2023, we had one customer that accounted for 16.0% and 14.4% of our revenues, respectively. Since a substantial portion of our revenue is derived through time and materials contracts, which are mostly short-term in nature and cancellable by our customers on limited notice, a major client in one year may not provide the same level of revenues for us in any subsequent year. In addition, substantially all of our revenues is concentrated in our top four industry verticals: Retail; Technology, Media and Telecom; Finance; and CPG/Manufacturing. Our growth largely depends on our ability to diversify the industries in which we serve, continued demand for our services from clients in these industry verticals and other industries that we may target, and trends in these industries to outsource the type of services we provide.

Our business is also subject to seasonal trends that impact our revenues and profitability between quarters, driven by the timing of holidays in the countries in which we operate and the U.S. retail cycle, which drives the behavior of several of our retail customers.

A reduction in demand for our services and solutions caused by seasonal trends, downturns in any of our targeted industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing IT services may result in a decrease in the demand for our services and could have a material adverse effect on our business, financial condition and results of operations.

We have incurred net losses in recent years; accordingly, we may incur losses, even significant, in the future and we may not be able to generate sufficient revenue to maintain profitability.

Although we had net income of $4.0 million for the year ended December 31, 2024, we incurred net losses of $1.8 million and $29.2 million for the years ended December 31, 2023 and 2022, respectively. We may incur losses, even significant, in the future for a number of reasons, including, unforeseen and high levels of operating expenses, expansion into higher-cost geographies, and increased personnel costs due to wage inflation, or otherwise.

We anticipate that our operating expenses will increase in the foreseeable future as we invest in our business for growth. This includes, but is not limited to acquisition related integration costs, costs associated with maintaining compliance as a public company, and increased spending related to sales, marketing and R&D. These increased expenditures may make it more difficult to achieve and maintain profitability. In addition, our efforts to grow our business may be more expensive than we expect, and we may not be able to generate sufficient revenue to offset increased operating expenses. If we are required to reduce our expenses, our growth strategy could be materially affected. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability.

Accordingly, we cannot assure you that we will achieve sustainable operating profits as we continue to expand our business and infrastructure, further develop our marketing efforts, and otherwise implement our growth initiatives. Any failure to increase

our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving and maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. In the event that we fail to achieve or maintain profitability, this could negatively impact the value of our common stock.

Macroeconomic conditions, inflationary pressures, economic downturns, and market volatility could adversely affect our operating results and growth prospects.

We operate globally and as a result our business, revenues and profitability are impacted by global macroeconomic conditions. Our operations have been, and could be, affected by general economic and market conditions, including, among others, inflation rate fluctuations, interest rates, tax rates, economic downturns and uncertainty, market volatility, fluctuations in consumer spending, political instability, changes in laws and global trade policies, tariffs and sanctions. Further, a federal government shutdown resulting from failing to pass budget appropriations, adopt continuing funding resolutions, or raise the debt ceiling, and other budgetary decisions limiting or delaying deferral government spending, may negatively impact U.S. or global economic conditions, including corporate and consumer spending, and liquidity of capital markets. Such economic volatility could adversely affect our clients' business, as well as our business, financial condition, results of operations and cash flows, and future market disruptions could negatively impact us. Because of our concentration on our clients' capital-intensive digital transformation programs, our clients, and therefore our business, may be particularly sensitive to rising interest rates. Geopolitical destabilization could continue to impact global currency exchange rates, commodity prices, trade and movement of resources, which may adversely affect the technology spending of our clients and potential clients.

Changes by the new U.S. administration to fiscal, political, regulatory and other policies may adversely affect our business, financial condition and results of operations.

Changes by the new U.S. administration to fiscal, political, regulatory and other policies, including new policies and other changes, may adversely affect our business, financial condition and results of operations. In particular, there is substantial regulatory uncertainty regarding international trade and trade policy. In the past, unilateral tariffs on imported products by the U.S. have triggered retaliatory actions from certain foreign governments, including China and, similar policy changes, if adopted in the future, may trigger retaliatory actions by other foreign governments, potentially resulting in a "trade war."

While we cannot predict the future policy positions of the U.S. or other countries, the adoption of policies that amount to or create restrictions upon the import or export of our work product and services in the future could have an adverse impact on demand for our services and sales, and affect the macroeconomic climate in the U.S. and elsewhere, which could have an adverse effect on our business, financial condition and results of operations.

Current and future geopolitical instability, in particular in geographies where we have personnel, such as Ukraine, could adversely affect our business, results of operations and financial condition.

We face risks related to geopolitical events, international hostilities, epidemics, outbreaks, and other macroeconomic events that are outside of our control. Any material adverse effect from conflicts, political instability or unrest, administration or regime changes, coups or other geopolitical events may disrupt our delivery of services, impair our ability to complete financial or banking transactions, cause us to shift all or portions of our work occurring in the region to other countries, and may restrict our ability to engage in certain projects in the region or in projects involving certain customers in the region. For example, the significant military action against Ukraine launched by Russia and the conflicts involving Israel and others in the Middle East have affected and will further affect our business and have resulted in disruptions in the broader global economic and geopolitical environment, which may further affect our business. Further, actions implemented by governments in response to any geopolitical instability, such as sanctions, tariffs, trade embargos or otherwise, could impact our ability to deliver services, execute our operational strategy and have an adverse impact on our results of operations.

Our business may be adversely affected by instability, disruption or destruction in a geographic region in which we operate, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, coups, climate change, and natural or man-made disasters, including famine, flood, fire, earthquake, storm or pandemic events and spread of disease. Such events and conflicts may cause clients to delay their decisions on spending for the services provided by us and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our personnel and to physical facilities and operations, which could materially adversely affect our financial results.

The impact of the military action in Ukraine has affected and may continue to affect our business.

The ongoing Russian military conflict with Ukraine has impacted our business and may continue to pose risks to our business. The impact to Ukraine as well as actions taken by other countries, including new and stricter sanctions imposed by the United

States, European Union, the United Kingdom, Canada and other countries against officials, individuals, regions, and industries in Russia and Ukraine, and actions taken by Russia in response to such sanctions, and each country's potential response to such sanctions, tensions, and military actions could have a material adverse effect on our operations. Any such material adverse effect from the conflict and enhanced sanctions activity may disrupt our delivery of services, impair our ability to complete financial or banking transactions, cause us to shift all or portions of our work occurring in the region to other countries, and may restrict our ability to engage in certain projects in the region or involving certain customers in the region.

We are actively monitoring the security of our personnel and the stability of our infrastructure, including communications and internet availability. We have adapted to developments as they occur to protect the safety of our people and handle potential impacts to our delivery infrastructure. We are actively working with our personnel and with our customers to meet their needs and to ensure smooth delivery of services.

We have no way to predict the progress or outcome of the military action in Ukraine, as the conflict and government reactions continue to develop and are beyond our control. Prolonged unrest, military activities, expansion of hostilities, or broad-based sanctions, could have a material adverse effect on our operations and business outlook. In addition, the current geopolitical situations in Armenia and separately in Serbia create additional uncertainty in the region, and could adversely affect our business.

Our revenues are highly dependent on clients primarily located in the U.S. Any economic downturn in the U.S. or in other parts of the world, including Europe, or disruptions in the credit markets may have a material adverse effect on our business, financial condition and results of operations.

The IT services industry is particularly sensitive to the economic environment and tends to decline during general economic downturns. We derive the majority of our revenues from clients in the U.S. In the event of an economic downturn in the U.S. or in other parts of the world, including Europe, our existing and prospective clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and may have a material adverse effect on our business, financial condition and results of operations. In addition, if a disruption in the credit markets were to occur, it could pose a risk to our business if clients or vendors are unable to obtain financing to meet payment or delivery obligations to us or if we are unable to obtain necessary financing. Any downturn in our clients' business or industries could result in their decision to forego, delay or otherwise reduce digital transformation programs, and thereby reduce our clients' need for our services.

We face intense competition.

The market for technology and IT services is highly competitive and subject to rapid change and evolving industry standards, particularly around the use and development of AI solutions, and we expect competition to persist and intensify. We face competition from offshore IT services providers in outsourcing destinations with low wage costs such as India, China, CEE countries and Latin America, as well as competition from large, global consulting and outsourcing firms and in-house IT departments of large corporations. Typically, clients tend to engage multiple IT services providers instead of using an exclusive IT services provider, which could reduce our revenues to the extent that our clients obtain services from competing companies. Industry clients may prefer IT services providers that have more locations or that are based in countries that are more cost competitive, stable and/or secure than some of the emerging markets in which we operate. Companies may decide to retain work internally rather than out-source it to us.

Our primary competitors include global consulting and traditional IT service providers such as Accenture plc, Capgemini SE, Cognizant Technology Solutions Corporation, Infosys Technologies, Wipro, and digital transformation providers such as EPAM Systems, Inc., Globant S.A., Endava plc, and Thoughtworks Holding, Inc. Many of our present and potential competitors have substantially greater financial, marketing and technical resources, and name recognition than we do. Therefore, they may be able to compete more aggressively on pricing or devote greater resources to the development and promotion of technology and IT services. Thus, we may be unable successfully compete and retain our clients against such competitors. Increased competition as well as our inability to compete successfully may have a material adverse effect on our business, prospects, financial condition and results of operations.

Damage to our reputation may adversely impact our ability to generate and retain business.

Since our business involves providing tailored services and solutions to clients, we believe that our corporate reputation is a significant factor when an existing or prospective client is evaluating whether to engage our services as opposed to those of our competitors. In addition, we believe that our brand name and reputation also play an important role in recruiting, hiring and retaining highly skilled personnel.

Our brand name and reputation are potentially susceptible to damage by factors beyond our control, including actions or statements made by current or former clients and employees, competitors, vendors, adversaries in legal proceedings, government regulators and the media. There is a risk that negative information about us, even if untrue, could adversely affect our business. Any damage to our reputation could be challenging to repair, could make potential or existing clients reluctant to select us for new engagements, could adversely affect our recruitment and retention efforts, and could reduce investor confidence.

If we are not able to maintain an effective system of internal control over financial reporting, particularly as we grow and expand into new geographies, investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price. We cannot provide assurances that material weaknesses, or significant deficiencies, will not occur in the future.

Any failure to maintain effective internal controls over our financial reporting could materially and adversely affect us. Section 404 of the Sarbanes-Oxley Act requires us to include in our annual reports on Form 10-K an assessment by management of the effectiveness of our internal controls over financial reporting and have our independent public accounting firm attest to and report on management's assessment of the effectiveness of our internal control over financial reporting. In the future, if we are unable to conclude that we have effective internal control over financial reporting or if our independent auditors are unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

If any material weaknesses or significant deficiencies in our internal control over financial reporting are discovered in the future, they may adversely affect our ability to record and report financial information in a timely and accurate manner and, as a result, our financial statements may contain material misstatements or omissions. Our reputation, operations, and financial condition may be adversely impacted if we are required to restate our financial statements in the future due to any misstatement or omissions contained in our financial statements.

Risks Related to Our Acquisition Strategy

Acquisitions could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our financial condition and results of operations, we may not achieve the financial and strategic goals that were contemplated at the time of a transaction, and we may be exposed to claims, liabilities and disputes as a result of the transaction that may adversely impact our business, operating results and financial condition.

We continuously review and consider strategic acquisitions of businesses, products or technologies. For example, in December 2022 we acquired Mutual Mobile, in April 2023 we acquired NextSphere, in September 2024 we acquired JUXT and in October 2024 we acquired Mobile Computing. We seek to acquire or invest in other businesses, products or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not the acquisition purchases are completed. Additionally, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain adequate financing to complete such acquisitions. If we acquire businesses, we may not be able to successfully integrate the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition.

Additionally, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain adequate financing to complete such acquisitions. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial condition, cash flows and results of operations. In addition, if an acquired business fails to meet our expectations, we may not achieve the financial and strategic goals that were contemplated at the time of a transaction, and our business, financial condition and results of operations may be adversely affected. Furthermore, we may acquire businesses that have inferior margins and profitability levels in comparison to our existing business and this may dilute our overall profitability of the company. This, in turn, may result in adverse financial results and dilution to existing stockholders.

Our operating results or financial condition may be adversely impacted by claims or liabilities that we assume from an acquired company or technology or other claims or liabilities otherwise related to an acquisition, including, among others, claims from governmental and regulatory agencies or bodies, terminated employees, current or former customers, current or former stockholders or other third parties, or arising from contingent payments related to the acquisition; pre-existing contractual relationships that we assume from an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business; unfavorable revenue recognition or other accounting

treatment as a result of an acquired company's practices; and intellectual property claims or disputes. We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company or technology, which could result in unexpected litigation or regulatory exposure and other adverse effects on our business, operating results and financial condition.

We face risks associated with integrating acquired businesses that, if realized, may adversely impact our business, operating results and financial condition.

We face risks in successfully integrating an acquired business and effectively managing the combined business following the acquisition. We face additional costs and risks associated with implementing procedures and policies, such as those related to financial reporting, disclosure controls and procedures, and cyber and information security, as well as assumed litigation and other liabilities of the acquired company. Some of the additional risks associated with acquiring a business include, but are not limited to:

- inability to integrate or benefit from acquired technologies or services;

- product synergies, cost reductions, increases in revenue and economies of scale may not materialize as expected;

- the business culture of the acquired entity may not match well with our culture;

- unforeseen delays, unanticipated costs and liabilities may arise when integrating operations, processes and systems in geographies where we have not conducted business;

- unanticipated costs or liabilities associated with the strategic transactions and incurrence of transaction-related costs;

- assumption of the existing obligations or unforeseen liabilities of the acquired business;

- difficulty integrating the accounting systems, security infrastructure, operations and personnel of the acquired business;

- difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

- difficulty converting the current and prospective customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

- diversion of management's attention from other business concerns;

- adverse effects to our existing business relationships with business partners and customers as a result of the strategic transactions;

- unexpected costs may arise due to unforeseen changes in tax, payroll, pension, labor, trade, environmental and safety policies in new jurisdictions where the acquired entity operates;

- difficulty in retaining, motivating and integrating key management and other employees of the acquired business;

- use of resources that are needed in other parts of our business;

- dispute over contingent payments; and

- use of substantial portions of our available cash to consummate the strategic transaction.

We may not realize the expected benefits from a strategic transaction. We may have difficulties as a result of entering into new markets where we have limited or no direct prior experience or where competitors may have stronger market positions.

If any of these circumstances occur, individually or in the aggregate, they may have a material adverse impact on our business, operating results and financial condition.

We face risks associated with the transparency, quality, and reliability of financial information of a business we acquire.

Although we perform due diligence on a targeted business that we intend to acquire, we are exposed to risks associated with the quality and reliability of the financial statements of the acquired business. This risk may be higher with smaller businesses and businesses that are operated in jurisdictions and countries with poorer regulatory and compliance requirements. In such situation where we acquire a target with unreliable financial statements, we are exposed to material risks that may impact the reliability of our overall financial statements and may adversely impact our stock price.

We also cannot assure you that the diligence we conduct when evaluating future acquisitions will reveal all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of our control will not later arise. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Further, as

a result of a completed acquisition, purchase accounting, and integration of the acquired business, we may be required to take write-offs or write-downs, restructuring and impairment or other charges that could negatively affect our business, assets, liabilities, prospects, outlook, financial condition and results of operations.

Risks Related to Our Use of Technology and Artificial Intelligence

Failure to adapt to changing technologies, methodologies, and evolving industry standards may have a material adverse effect on our business, financial condition, and results of operations.

We operate in an industry characterized by rapidly changing technologies, and methodologies, including generative AI, and evolving industry standards related to such technologies. Our future success depends in part upon our ability to anticipate developments in our industry, enhance our existing services and to develop and introduce new services to keep pace with such changes and developments and to meet changing client needs.

Development and introduction of new services and products, including generative AI, is expected to become increasingly complex and expensive, involve a significant commitment of time and resources, and are subject to a number of risks challenges, and/or associated costs, including with respect to:

- updating services, applications, tools and software and developing new services quickly enough to meet clients' needs;

- making software features work effectively and securely over the internet or with new or changed operating systems;

- updating software and services to keep pace with evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

- maintaining a high level of quality and reliability as we implement new technologies and methodologies.

We may not be successful in anticipating or responding to relevant technological developments, in a timely manner, and even if we do so, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Clients may decide to use AI and other new tools and technologies themselves, rather than engaging us. Furthermore, services, technologies or methodologies that are developed by competitors may render our services noncompetitive or obsolete. Our failure to adapt and enhance our existing services and to develop and introduce new services to promptly address the needs of our clients may have a material adverse effect on our business, financial condition and results of operations.

Social and ethical issues relating to the use of AI in our offerings may result in reputational harm or liability.

Social and ethical issues relating to the use of new and evolving technologies such as AI in our offerings, particularly where the AI outputs may not align with our or our customers' expectations, may result in reputational harm and liability, and may cause us to incur additional research and development or other costs to resolve such issues. We are increasingly building AI into many of our offerings, including demand forecasting, and price, promotional, and supply chain optimization; we also use generative AI-based knowledge assistant and similar tools. As with many innovations, AI presents risks and challenges that could affect its adoption, and therefore our business. The use of AI presents emerging ethical issues and if we enable or offer solutions that draw controversy due to their perceived or actual impact on consumers or society, we may experience brand or reputational harm, competitive harm, or legal liability. Potential government regulation in the space of AI ethics may also increase the burden and cost of research and development in this area, subjecting us to brand or reputational harm, competitive harm or legal liability. Failure to address AI ethics issues by us or others in our industry could undermine public confidence in AI, in the use of AI within our industry, and slow adoption of AI in our services.

Security breaches and incidents, system failures or errors, and other disruptions to our networks and systems could result in unauthorized access to, or the disclosure or other processing of, confidential information and expose us to liability, which would cause our business and reputation to suffer.

We often have access to, or are required to collect, use, transmit, store, or otherwise process, sensitive or confidential client and customer data, including intellectual property, proprietary business information of the Company and our clients, and personal information of our clients, customers, employees, contractors, service providers and others. We use our data centers and networks, and certain networks and other facilities and equipment of our third-party contractors and service providers, for these purposes. Despite our implementation of security measures and protocols, which we believe to be reasonable, our information technology systems and infrastructure, or those on which we rely, may be vulnerable to attacks and disruptions by hackers or other third parties, the introduction of ransomware or other malicious code, or otherwise may be breached or subject to security incidents or compromises due to human error, denial of service incidents, phishing attacks, social engineering, insider threats, zero-day vulnerabilities, malfeasance or other disruptions. Because of increases in the number of our personnel and our contractors' and service providers' personnel working remotely, we face increased risks of such attacks and disruptions that

may affect our systems and networks or those of our clients, contractors and service providers. Increased risks of such attacks and disruptions, including a heightened risk of potential cyberattacks by state actors and state affiliated actors, such as China, among others, also exist because of geopolitical events such as Russia's significant military action against Ukraine. Such risks could increase as we expand our geographic footprint. Further, cyberattacks are becoming increasingly sophisticated, including as a result of the proliferation of artificial intelligence and machine learning tools.

Any resulting breach, incident or disruption could compromise the availability or integrity of our data centers, networks and other equipment and the sensitive, confidential, proprietary, and other business information stored or processed there could be accessed, disclosed, altered, misappropriated, lost, stolen, rendered unavailable, or otherwise processed without authorization. In addition, any failure or security breach or incident in a client's system relating to the services we provide could also result in loss or misappropriation of, or unauthorized access, alteration, use, acquisition, disclosure, or other processing of our sensitive or confidential information, and may result in a perception that we or our contractors or service providers caused such an incident, even if our and our contractors' and service providers' networks and other facilities and equipment were not compromised. Although we maintain industry standard information security controls, including supply chain security verification, anti-phishing training and testing, and vulnerability management consistent with our ISO27001 certification, no safeguard or combination of safeguards can prevent all incidents from happening.

Our contractors and service providers face similar risks with respect to their facilities and networks used by us, and they also may suffer outages, disruptions, and security incidents and breaches.

While we have not experienced any material cybersecurity incidents, we cannot guarantee that our or our third-party vendors and service providers' systems and networks have prevented, or will in the future prevent, all exploitable vulnerabilities, defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. Breaches and security incidents suffered by us and our contractors and service providers may remain undetected for an extended period. Any such breach, disruption or other circumstance leading to loss, alteration, misappropriation, or unauthorized use, access, acquisition, disclosure, destruction, or other processing of sensitive, proprietary, or confidential client or customer data, including personal information, suffered by us or our contractors or service providers, or the perception that any may have occurred, could expose us to claims, litigation, and liability, regulatory investigations and proceedings, cause us to lose clients and revenue, disrupt our operations and the services provided to clients, damage our reputation, cause a loss of confidence in our services, require us to expend significant resources to remediate harms, protect against further similar breaches or incidents and to rectify problems caused by these events, which may result in significant operational impacts and/or financial and other potential losses.

Although we maintain insurance for liabilities incurred as a result of certain security-related damages, our coverage may not be adequate for liabilities actually incurred, insurance may not continue to be available to us on economically reasonable terms, or at all, or any insurer may deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on our business, including our financial condition, results of operations, and reputation.

Undetected software design defects, errors or failures may result in loss of business or in liabilities that could have a material adverse effect on our reputation, business and results of operations.

Our services involve developing software solutions for our clients and we may be required to make certain representations and warranties to our clients regarding the quality and functionality of our software. Given that our software solutions have a high degree of technological complexity, they could contain design defects or errors that are difficult to detect or correct. We cannot provide assurances that, despite testing by us, errors or defects will not be found in our software solutions, and further, that any such errors will not contribute or lead to a cyber security incident. Any such errors or defects could result in litigation, or other claims for damages against us, and/or the loss of current clients, revenues, and market share, and could hinder our ability to attract new clients or achieve market acceptance, and divert resources, and thus could have a material adverse effect on our reputation, business, financial condition and results of operations.

We rely on software, hardware and SaaS technologies from third parties that may be difficult to replace or that may cause errors or defects in, or failures of, our services or solutions.

We rely on software and hardware from various third parties as well as hosted Software as a Service ("SaaS") applications from third parties to deliver our services and solutions. If any of these software, hardware or SaaS applications become unavailable due to loss of license, extended outages, interruptions, or because they are no longer available on commercially reasonable terms, there may be delays in the provisioning of our services until equivalent technology is either developed by us, or, is identified, obtained and integrated, which could increase our expenses. Furthermore, any errors or defects in or failures of third-

party software, hardware or SaaS applications could result in errors or defects in or failures of our services and solutions, which could be costly to correct and have an adverse effect on our reputation, financial condition and results of operations.

Risks Related to Our Personnel

Our failure to successfully attract, hire, develop, motivate and retain highly skilled personnel in the relevant regions could have a significant adverse effect on our business, financial condition, and results of operations.

Our continued growth, success and operational efficiency is dependent on our ability to attract, hire, develop, motivate and retain highly skilled personnel, including IT engineers and other technical personnel, in the geographically diverse locations in which we operate and into which we are expanding. Competition for highly skilled IT professionals is intense and as a consequence, we may witness increasing challenges around employee retention, talent shortages, and attrition rates. The significant market demand for highly skilled IT personnel and competitors' activities may induce our qualified personnel to leave and make it more difficult for us to recruit new employees with suitable knowledge, experience and professional qualifications. High attrition rates of IT personnel would increase our operating costs, including hiring and training costs, and could have an adverse effect on our ability to complete existing contracts in a timely manner, meet client objectives and expand our business. Failure to attract, hire, develop, motivate and retain personnel in the locations and with the skills necessary to serve our clients could decrease our ability to meet and develop ongoing and future business and could materially adversely affect our business, financial condition and results of operations.

Our business operations may be severely disrupted if we lose the services of our senior executives and key employees.

Our success depends substantially upon the continued services of our senior executives and other key employees. If we lose the services of one or more of such senior executives or key employees, our business operations may be disrupted, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain such personnel or attract and retain such personnel in the future, in which case our business may be severely disrupted.

Increases in compensation expenses, including stock-based compensation expenses, could lower our profitability, and dilute our existing stockholders.

Wages and other compensation costs in the countries in which we maintain significant operations and delivery centers are lower than comparable wage costs in more developed countries. However, wages in the technology industry in these countries may increase at a faster rate than in the past, which may make us less competitive unless we are able to increase the efficiency and productivity of our people. If we increase operations and hiring in more developed economies, our compensation expenses will increase because of the higher wages demanded by technology professionals in those markets. Wage inflation, whether driven by competition for talent, ordinary course pay increases or otherwise, could increase our cost of services as well as selling, general and administrative expenses and reduce our profitability if we are not able to pass those costs on to our customers or charge premium prices when justified by market demand.

In addition, we have granted certain equity-based awards under our equity incentive plans and expect to continue doing so. For the years ended December 31, 2024, 2023, and 2022 we recorded $34.2 million, $35.5 million, and $61.0 million respectively, of stock-based compensation expense related to the grant of equity-based awards. If we do not grant equity awards, or if we reduce the value of equity awards we grant, we may not be able to attract, hire and retain key personnel. If we grant more equity awards to attract, hire and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our results of operations. If the anticipated value of these equity awards does not materialize because of volatility or lack of positive performance in our stock price, we may be unable to retain our key personnel or attract and retain new key employees in the future, in which case our business may be severely disrupted and our ability to attract and retain personnel could be adversely affected. The issuance of equity-based compensation may also result in dilution of our common stock.

Risks Related to Our Clients and Our Client Agreements

Failing to successfully deliver contracted services or causing disruptions to clients' businesses may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our business is dependent on our ability to successfully deliver contracted services in a timely manner. Any failure of our equipment or systems, or any major disruption to basic infrastructure, such as power and telecommunications in the locations in which we operate, could impede our ability to provide contracted services to our clients. In addition, if our professionals make errors in the course of delivering services to our clients or fail to consistently meet the service requirements of a client, these

errors or failures could disrupt the client's business. Any failure to successfully deliver contracted services, or any resulting disruptions to a client's business, including the occurrence of any failure in a client's system or breach of security relating to the services provided by us, may expose us to substantial liabilities and have a material adverse effect on our reputation, business, financial condition and results of operations.

Additionally, our clients may perform audits or require us to perform audits and provide audit reports with respect to the IT and financial controls and procedures that we use in the performance of services for our clients. Our ability to acquire new clients and retain existing clients may be adversely affected and our reputation could be harmed if we receive a qualified opinion, or if we cannot obtain an unqualified opinion in a timely manner, with respect to our controls and procedures in connection with any such audit. We could also incur liability if our controls and procedures, or the controls and procedures we manage for a client, were to result in an internal control failure or impair our client's ability to comply with its own internal control requirements. If we or our partners fail to meet our contractual obligations or otherwise breach obligations to our clients, we could be subject to legal liability, which may have a material and adverse effect on our reputation, business, financial condition and results of operations.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts.

Our clients are generally not obligated for any long-term commitments to us. Although a substantial majority of our revenues are generated from repeated business, which we define as revenues from a client that also contributed to our revenues during the prior year, our engagements with our clients are typically for projects that are singular in nature. In addition, our clients can terminate many of our master services agreements and work orders with or without cause, and in most cases without any cancellation charge. Therefore, we must continually seek to obtain new engagements with existing clients and secure new clients to expand our business.

There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

- financial difficulties for the client;
- a change in strategic priorities, resulting in elimination of the impetus for the project or a reduced level of technology spending;
- a change in outsourcing strategy resulting in moving more work to the client's in-house technology departments or to our competitors;
- the replacement by our clients of existing software with packaged software supported by licensors;
- mergers, acquisitions and significant corporate restructurings; and
- changes in the macroeconomic environment resulting in weak demand at our customers' business.

Failure to perform or observe any contractual obligations could result in cancellation or nonrenewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenues as a percentage of revenues, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate agreements makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially adversely affect our revenues and our results of operations.

In addition, some of our agreements specify that if a change of control of our company occurs during the term of the agreement, the client has the right to terminate the agreement. If any future event triggers any change-of-control provision in our client contracts, these master services agreements may be terminated, which would result in loss of revenues.

Our profitability may suffer if we are unable to maintain our resource utilization and productivity levels.

As most of our client projects are performed and invoiced on a time and materials basis, our management tracks and projects billable hours as an indicator of business volume and corresponding resource needs for IT professionals. To maintain our gross profit margins, we must effectively utilize our IT professionals, which depends on our ability to:

- integrate and train new personnel;
- efficiently transition personnel from completed projects to new assignments;
- forecast customer demand for services; and
- deploy personnel with appropriate skills and seniority to projects.

If we experience a slowdown or stoppage of work for any client, or on any project for which we have dedicated personnel or facilities, we may be unable to reallocate these personnel or assets to other clients and projects to keep their utilization and productivity levels high. If we are unable to maintain appropriate resource utilization levels, our profitability may suffer.

If we are unable to accurately estimate the cost of service or if we fail to maintain favorable pricing for our services, our contracts may be unprofitable.

In order for our contracts to be profitable, we must be able to accurately estimate our costs to provide the services required by the applicable contract and appropriately price our contracts. Such estimates and pricing structures used by us for our contracts are highly dependent on internal forecasts, assumptions and predictions about our projects, the marketplace, global economic conditions (including foreign exchange volatility) and the coordination of operations and personnel in multiple locations with different skill sets and competencies. Due to the inherent uncertainties that are beyond our control, we may underprice our projects, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In select cases, we also offer volume discounts once a client reaches certain contractual spend thresholds, which may lower the reference price for a client or result in a loss of profits if we do not accurately estimate the number of discounts to be provided. We may not be able to recognize revenues from fixed-fee contracts in the period in which our services are performed, which may cause our margins to fluctuate. Any increased or unexpected costs, delays or failures to achieve anticipated cost savings, we encounter in connection with the performance of our contracts, including those caused by factors outside our control, could make these contracts less profitable or unprofitable.

We face risks associated with the long selling and implementation cycle for our services that require significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our services, which requires us to expend substantial time and resources to educate clients on the value of our services and our ability to meet their requirements. In certain cases, we may begin work and incur costs prior to executing a contract. Our selling cycle is subject to many risks and delays over which we have little or no control, including clients' decisions to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of clients' budget cycles and approval processes. Therefore, selling cycles for new clients can be especially unpredictable and we may fail to close sales with prospective clients to whom we have devoted significant time and resources. Any significant failure to generate revenue or delay in recognizing revenues after incurring costs related to sales processes could have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain engagements for and effectively manage increasingly large and complex projects may have an adverse effect on our business, financial condition and results of operations.

Our operating results are dependent on the scale of our projects and the prices we are able to charge for our services. In order to successfully perform larger and more complex projects, we need to establish and maintain effective, close relationships with our clients, continue high levels of client satisfaction and develop a thorough understanding of our clients' needs. We may also face a number of challenges managing larger and more complex projects, including:

- maintaining high quality control and process execution standards;
- maintaining planned resource utilization rates on a consistent basis;
- using an efficient mix of on-site, off-site and offshore staffing;
- maintaining productivity levels;
- implementing necessary process improvements;
- recruiting and retaining sufficient numbers of highly skilled IT personnel; and
- controlling costs.

There is no guarantee that we may be able to overcome such challenges. In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Our failure to successfully obtain engagements for and effectively manage large and complex projects may have an adverse effect on our business, financial condition and results of operations.

Existing insurance coverage and limitation of liability provisions in service contracts may be inadequate to protect us against losses.

We maintain certain insurance coverage, including professional liability insurance, director and officer insurance, property insurance for certain of our facilities and equipment, and business interruption insurance for certain of our operations. However,

we do not insure for all risks in our operations and if any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Most of the agreements we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the agreements, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance and workers' compensation insurance. Some of these types of insurance are not available on reasonable terms or at all in some countries in which we operate.

Our liability for breach of our obligations is in some cases limited under client contracts. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, our existing contracts may not limit certain liabilities, such as claims of third parties for which we may be required to indemnify our clients. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

Risks Related to Regulations, Legislation and Legal Proceedings

We are exposed to various risks related to the global regulatory environment as well as legal proceedings, claims and the like.

As a public company with global operations, we are subject to the laws of the United States and multiple foreign jurisdictions and the rules and regulations of various governing bodies, which may differ among jurisdictions, including those related to financial and other disclosures, accounting standards, corporate governance, intellectual property, tax, trade (including import, export and customs), antitrust, environment, health and safety (including those relating to climate change), employment, immigration and travel regulations, privacy, data protection and localization, anti-corruption, investment and treasury regulations. Changing, inconsistent or conflicting laws, rules and regulations, and ambiguities in their interpretation and application create uncertainty and challenges, and compliance with laws, rules and regulations may be onerous and expensive, divert management time and attention from revenue-generating activities, and otherwise adversely impact our business operations. Violations or alleged violations of law, rules and regulations, including, among others, those described above, could result in fines, criminal penalties, restrictions on our business, and damage to our reputation, and could have an adverse impact on our business operations, financial condition and results of operations.

From time to time we are involved in legal proceedings or claims regarding a variety of legal or regulatory matters or receive governmental or third-party requests for information regarding compliance or regulatory matters. Legal proceedings, claims, and such requests for information, regardless of merit, may be time-consuming and expensive; divert management's attention and other resources; result in adverse judgments for damages, injunctive relief, penalties and fines; and negatively affect our business. There can be no assurance regarding the outcome of any legal proceedings, claims or the like.

Regulatory issues relating to the use of AI may adversely affect our business, financial condition, and results of operations.

As with many technological innovations, artificial intelligence presents risks and challenges that could affect its adoption, and therefore our business. Uncertainty in the legal regulatory regime relating to AI, may require significant resources to modify and maintain business practices to comply with U.S. and non-U.S. laws, including to implement policies and procedures to balance the benefits of such technologies against potential harms to consumers, the extent and nature of which cannot be determined at this time. Several jurisdictions around the globe, including Europe and certain U.S. states, have already proposed or enacted laws expressly governing AI, while other regulatory authorities have applied existing law to AI uses-cases. Other jurisdictions may decide to adopt similar or more restrictive legislation that may complicate our compliance efforts and may render the use of such technologies more challenging. These obligations may make it harder for us to conduct our business, lead to regulatory fines or penalties, require us to change our business practices or otherwise implement and maintain potentially onerous new policies or procedures, or prevent or limit our use of AI or our customers' demand for AI solutions. If we cannot use AI or our customers' demand for AI solutions decreases, our business may be less efficient, or we may struggle to attract or retain customers. Any of these factors could adversely affect our business, financial condition, and results of operations.

Negative publicity about offshore outsourcing or anti-outsourcing legislation may have an adverse effect on our business.

The issue of companies outsourcing services to organizations operating in other countries is a topic of political discussion in many countries, including the U.S., which is our largest source of revenues. Many organizations and public figures in the U.S. and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT services providers and the loss of jobs in their home countries. For example, measures aimed at limiting or restricting outsourcing by U.S. companies are periodically considered in Congress and in numerous state legislatures to address concerns over the perceived

association between offshore outsourcing and the loss of jobs in the U.S. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore IT services providers.

Given the ongoing debate over this issue, the introduction and consideration of other restrictive legislation is possible. If enacted, such measures may broaden restrictions on outsourcing by federal and state government agencies and on government contracts with firms that outsource services directly or indirectly, impact private industry with measures such as tax disincentives or intellectual property transfer restrictions, and/or restrict the use of certain business visas. In addition, current or prospective clients may be discouraged from transferring services to providers that utilize offshore delivery centers such as us to avoid any negative perceptions that may be associated with using an offshore provider or for data privacy and security concerns. As a result, our ability to service our clients could be impaired and we may not be able to compete effectively with competitors that operate primarily from within the countries in which our clients operate. Any such slowdown or reversal of the existing industry trends toward offshore outsourcing may have a material adverse effect on our business, financial condition and results of operations. These risks may become more acute as we continue to expand to new geographies.

Restriction on immigration and the ability to obtain visas to travel may have an adverse effect on our business.

Some of our projects may involve our personnel obtaining visas to travel and work at customer sites outside of our personnel's home countries and often in the United States. Our reliance on visas to staff projects with employees who are not citizens of the country where the work is to be performed makes us vulnerable to legislative and administrative changes in the number of visas to be issued in any particular year and other work permit laws and regulations. The process to obtain the required visas and work permits can be lengthy and difficult and variations due to political forces and economic conditions in the number of permitted applications, as well as application and enforcement processes, may cause delays or rejections when trying to obtain visas. Delays in obtaining visas may result in delays in the ability of our personnel to travel to meet with and provide services to our customers or to continue to provide services on a timely basis. In addition, the availability of a sufficient number of visas without significant additional costs could limit our ability to provide services to our customers on a timely and cost-effective basis or manage our sales and delivery centers as efficiently as we otherwise could. Delays in or the unavailability of visas and work permits could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our global business, especially in CIS and CEE countries, exposes us to significant legal, economic, tax and political risks.

We have significant operations in certain emerging market economies, and are expanding into other countries, which creates legal, economic, tax and political risks. Risks inherent in conducting international operations include:

- less established legal systems and legal ambiguities, inconsistencies and anomalies;
- changes in laws and regulations;
- application and imposition of protective legislation and regulations relating to import or export, including tariffs, quotas and other trade protection measures;
- difficulties in enforcing intellectual property and/or contractual rights;
- bureaucratic obstacles and corruption;
- compliance with a wide variety of foreign laws and regulations, including those relating to privacy, data protection and cybersecurity;
- restrictions on the repatriation of dividends or profits;
- expropriation or nationalization of property;
- restrictions on currency convertibility and exchange controls;
- fluctuations in currency exchange rates;
- potentially adverse tax consequences;
- competition from companies with more experience in a particular country or with international operations;
- civil strife;
- unstable political and military situations; and
- overall foreign policy and variability of foreign economic conditions.

The legal systems of Ukraine, Poland, Serbia, India, Mexico, Moldova, Romania, Argentina and other countries are often beset by legal ambiguities as well as inconsistencies and anomalies due to the relatively recent enactment of many laws that may not always coincide with market developments. Furthermore, legal and bureaucratic obstacles and corruption exist to varying degrees in each of these countries. In such environments, our competitors may receive preferential treatment from governments, potentially giving them a competitive advantage.

Governments may also revise existing contract rules and regulations or adopt new ones at any time and for any reason, and government officials may apply contradictory or ambiguous laws and regulations in ways that could materially adversely affect our business and operations. Any of these changes could impair our ability to operate in a given country, obtain new contracts, or renew or enforce existing contracts to which we are a party. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business and operations. We cannot guarantee that regulators, judicial authorities or third parties in these and other countries will not challenge our (including our subsidiaries') compliance with applicable laws, decrees and regulations. In addition to the foregoing, selective or arbitrary government actions may include withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions, all of which could have a material adverse effect on our business, financial condition and results of operations.

The banking and other financial systems in certain CIS and CEE countries where we operate remain subject to periodic instability and generally do not meet the banking standards of more developed markets. Armed conflict, or the threat of armed conflict, including the significant military action against Ukraine launched by Russia, as well as sanctions targeting banks in the region in response to such military action, could contribute to banking challenges or a banking crisis in these countries. Such events, or a financial crisis or the bankruptcy or insolvency of banks through which we receive, or with which we hold, funds may result in the loss of our deposits or adversely affect our ability to complete banking transactions in that region, which could materially adversely affect our business and financial condition.

Furthermore, existing tensions and the emergence of new or escalated tensions in CIS and CEE countries, including the significant military action against Ukraine launched by Russia, has exacerbated and could further exacerbate tensions between such countries and the U.S. Such tensions, concerns regarding information security, and actual and potential imposition of additional sanctions by the U.S. and other countries, or responses by Russia to such additional sanctions, may discourage existing or prospective clients to engage our services, have a negative effect on our ability to develop or maintain our operations in the countries where we currently operate, and disrupt our ability to attract, hire and retain employees. The occurrence of any such event may have a material adverse effect on our business, financial condition and results of operations.

We have recently acquired and expanded operations in Argentina and the United Kingdom, in addition to our expanded operations in India and Mexico, among others. The laws and regulations in Mexico, India and Argentina to which we have become subject thereby, and interpretations thereof, may change, sometimes substantially, as a result of a variety of factors beyond our control, including political, economic, regulatory or social events. Any policies, laws and regulations which are adopted in the jurisdictions in which we operate could result in a deterioration of investment sentiment, political and economic uncertainty, and increased costs for our business, which may in turn have a material adverse effect on our business, financial condition, liquidity and results of operations.

Failure to comply with laws and regulations relating to privacy, data protection, and cybersecurity could lead to government enforcement actions, private litigation and adverse publicity.

We receive, store and process personal information from and about customers, employees and contractors. Our handling of such information is subject to a variety of laws and regulations, including regulation by various government agencies and various state, local and foreign agencies, as well as contractual obligations and certain industry standards with which we undertake to comply. The privacy, data protection, and cybersecurity regulatory landscape is evolving rapidly, creating potentially conflicting legal obligations across jurisdictions; this may result in ever-increasing regulatory and public scrutiny and potentially escalating levels of enforcement and sanctions for failures to comply with applicable requirements.

For example, the European Union's General Data Protection Regulation ("GDPR") has a significant impact on how businesses can collect, process, use and transfer the personal data of individuals in the European Economic Area ("EEA"), and it imposes significant penalties for non-compliance (up to the greater of €20 million or 4% of global annual turnover). We rely upon the European Union-approved standard contractual clauses ("EU SCCs") to legitimize transfers of EEA personal data to third countries, including the United States; however, the EU SCCs have been the subject of ongoing legal challenges and may in the future be modified or invalidated as a result of such challenges. In that event we may be unsuccessful in maintaining legitimate means for the transfer and receipt of personal data from the EEA, which could adversely impact our business operations and financial condition and potentially subject us to regulatory or other enforcement proceedings. Additionally, the United Kingdom has enacted legislation that substantially implements the GDPR, including similar penalties, and has issued UK-specific standard contractual clauses. We may experience additional costs or other operational challenges (e.g., contract renegotiation) associated with our efforts to comply with these new requirements relating to cross-border data transfers from the EEA, Switzerland, or the United Kingdom to the U.S., or otherwise to comply with GDPR. We may face the risk of enforcement action or other liabilities should our efforts in this regard fail. Any such enforcement action or liability could result in substantial costs and diversion of resources, distract management and technical personnel, require changes to our handling of personal data, and negatively affect our business, operating results, financial condition or reputation.

In the U.S., California and other states have enacted so-called "comprehensive" privacy laws that impose detailed privacy and security obligations of entities handling certain personal information of state residents, including requiring covered companies to provide certain disclosures and to afford consumers certain rights - such as the right to request deletion of their personal information. California's law came into effect on January 1, 2020, and other states' laws, including laws in Virginia, Colorado, Utah, and Connecticut, have come into effect since. Numerous other states have enacted similar legislation that is set to become effective in 2024 through 2026. Other states have passed more data- or sector-specific types of privacy legislation. Aspects of these state laws, and their interpretations remain unclear, and their implementation or enforcement uncertain. We cannot fully predict the impact of these laws on our business or operations, but developments regarding these and other privacy and data protection laws and regulations around the world may require us to modify our data collection and processing practices and policies and to incur substantial additional costs and expenses in an effort to maintain compliance on an ongoing basis. Other countries and jurisdictions throughout the world are considering or enacting laws and regulations requiring the local storage of data.

We have been undertaking measures in an effort to comply with these and other applicable privacy and data protection laws and regulations, and such efforts may require us to incur substantial operational costs. The costs of our measures designed to comply with, and other burdens imposed by, such laws, regulations and policies that are applicable to us may limit the use and adoption of our products and solutions, alter the way we conduct business and/or could otherwise have a material adverse impact on our results of operations. For example, we may find it necessary to establish systems to maintain data originated in certain jurisdictions within those jurisdictions, which may involve substantial expense and distraction from other aspects of our business. Further, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to us, may limit the use and adoption of our products and solutions and could have a material adverse impact on our results of operations.

Any failure or perceived failure (including as a result of deficiencies in our policies, procedures or measures relating to privacy, data protection, cybersecurity, marketing or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards, or regulatory guidance relating to privacy, data protection or cybersecurity may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients to lose trust in us, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, cybersecurity, marketing, consumer communications and information security in the U.S., the European Union, Russia and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation or enforcement of existing laws or regulations could impair our ability to develop and market new services and maintain and grow our client base and increase revenue.

We are subject to governmental export controls and trade and economic sanctions that could impair our ability to compete in international markets and subject us to liability if we are found to violate these controls.

Our operations are subject to laws and regulations restricting our operations, including activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions imposed by the Office of Foreign Assets Control ("OFAC") or other international economic sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. Additionally, the U.S. and various governments have imposed controls, export license requirements and restrictions on the import or export of certain products, technologies and software. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

Any investigation of any potential violations or violations of such laws by the U.S. or other jurisdictions could also have an adverse impact on our reputation, business, financial condition and results of operations.

We are subject to anti-bribery, anti-corruption laws and anti-money laundering laws, our failure to comply with these and similar laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the United Kingdom Bribery Act 2010, as well as other anti-bribery, anti-corruption laws and anti-money laundering laws in countries where we conduct our activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, and other third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

In many parts of the world, local business customs and practices may not strictly conform with anti-corruption laws and regulations to which we are subject. Through our employees, agents, and other third-party intermediaries, we may have direct or indirect interactions with government officials, state-owned or affiliated entities and we may be held liable for their corrupt or other illegal activities even if we do not explicitly authorize such activities. We cannot assure you that all of our employees, agents, or other third-party intermediaries will not take actions in violation of applicable law for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

These laws also require that we keep accurate books, records, and maintain internal controls and compliance procedures designed to prevent any such actions. Our policies and procedures are designated to comply with such laws. Any violations of the FCPA, and other laws, regulations and sanctions, and our compliance policies and procedures by our employees, agents, or other third-party intermediaries may expose us to liability, including administrative, civil or criminal penalties, or fines, which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action may also result in a materially significant diversion of management's attention and resources, significant defense costs and other professional fees.

Our subsidiaries in CEE countries can be forced into liquidation on the basis of formal noncompliance with certain legal requirements.

We operate in CEE countries primarily through locally organized subsidiaries. Certain provisions of local laws may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization and during its operations. If a company fails to comply with certain requirements including those relating to minimum net assets, governmental authorities can seek the involuntary liquidation of such company in court, and the company's creditors will have the right to accelerate their claims or demand early performance of the company's obligations as well as demand compensation for any damages. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Tax Treatment

Our effective tax rate could be adversely affected by several factors.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by, or allocated to, the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties. In particular, there have been significant changes to the taxation systems in CEE countries in recent years as the authorities have gradually amended or adopted legislation regulating the application of major taxes such as corporate income tax, value-added tax, corporate property tax, personal income taxes and payroll taxes. The Organization for Economic Cooperation and Development (the "OECD") has made a number of proposals, including implementing a new global minimum effective corporate tax rate of 15% for large multinational companies and rules that would result in the reallocation of certain profits to market jurisdictions where customers and users are located. A number of jurisdictions in which we operate have implemented domestic legislation to give effect to the OECD's proposals for a global minimum effective corporate tax rate with effect for accounting periods starting on or after December 31, 2023. Furthermore, any significant changes to U.S. tax law could materially adversely affect our effective tax rate.

The determination of our provision for income taxes and other tax liabilities requires estimates, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is subject to review or examination by authorities in various jurisdictions. If a tax authority in any jurisdiction reviews our tax returns and proposes an adjustment, including a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have an adverse effect on our business, financial condition and results of operations.

We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business. To the extent tax reforms are implemented in jurisdictions in which we operate, such changes could increase our estimated tax liability, and otherwise affect our financial position, future results of operations, cash flows or effective tax rates and increase the complexity, burden and cost of tax compliance.

There may be adverse tax and employment law consequences if the independent contractor status of some of our personnel or the exempt status of our employees is successfully challenged.

Certain of our personnel are retained as independent contractors. The criteria to determine whether an individual is considered an independent contractor or an employee are typically fact intensive and vary by jurisdiction. If a government authority or

court makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs, including for prior periods, for amounts related to tax withholding, social security taxes or payments, workers' compensation and unemployment contributions, and recordkeeping in the impacted jurisdiction, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations.

Global mobility of employees may potentially create additional tax liabilities for us in different jurisdictions.

In performing services to clients, our employees have been and may be required to travel to various locations. Depending on the length of the required travel and the nature of employees' activities the tax implications of travel arrangements vary, with generally more extensive tax consequences in cases of longer travel. Such tax consequences mainly include payroll tax liabilities related to employee compensation and, in cases envisaged by international tax legislation, taxation of profits generated by employees during their time of travel.

We have internal procedures, policies and systems, including an internal mobility program, for monitoring our tax liabilities arising in connection with business travel. However, our operations may be adversely affected by additional tax charges related to the business travel of our employees.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an arbitrary or unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, a tax authority could challenge our allocation of income by tax jurisdiction, and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than what the applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we are unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

Risks Related to Our Financial Condition

Our business, financial condition and results of operations may be adversely affected by fluctuations in foreign currency exchange rates.

We are exposed to foreign currency exchange rate risk and are subject to volatility due to changes in foreign currency exchange rates relative to the U.S. dollar. Our functional currency is the U.S. dollar. That said, our revenues and costs are exposed to a number of currencies that include Euro, British pounds, Mexican pesos, Polish zloty, Indian rupees and Argentine pesos. With our recent acquisition of Mobile Computing, and our expectations of further operations, we are particular susceptible to fluctuations of the Argentinian peso, including Argentinian hyper-inflation. As we may not hedge our foreign currency, we are exposed to foreign currency exchange transaction risk related to funding our non-U.S. operations and to foreign currency translation risk related to certain of our subsidiaries' cash balances that are denominated in currencies other than the U.S. dollar. In addition, our profit margins are subject to volatility as a result of changes in foreign exchange rates. In 2024, approximately 43.2% of our combined cost of revenues and total operating expenses were denominated in currencies other than the U.S. dollar. Any significant fluctuations in currency exchange rates may have a material impact on our business and results of operations.

In some countries, we may be subject to regulatory or practical restrictions on the movement of cash and the exchange of foreign currencies, which would limit our ability to use cash across our global operations and increase our exposure to currency fluctuations. This risk could increase as we continue expanding our global operations, which may include entering emerging markets that may be more likely to impose these types of restrictions. Currency exchange volatility caused by political or economic instability or other factors, could also materially impact our results. See Item 7A "*Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk*" in this Annual Report on Form 10-K for more information about our exposure to foreign currency exchange rates.

Failure to collect receivables from, or bill for unbilled services to, clients may have a material adverse effect on our results of operations and cash flows.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe for work performed. We usually bill and collect such amounts on relatively short cycles and maintain allowances for doubtful accounts. However, actual losses on client balances could differ from those that we anticipate and, as a result, we might need to adjust our allowances.

There is no guarantee that we will accurately assess the creditworthiness of our clients. If clients suffer financial difficulties, it could cause them to delay payments, request modifications to their payment arrangements, or default on their payment obligations.

In addition, some of our clients may delay payments due to changes in internal payment procedures driven by rules and regulations to which they are subject. Timely collection of client balances also depends on our ability to complete our contractual commitments, bill and collect contracted revenues. If we are unable to meet our contractual requirements, we may experience delays in collection of or inability to collect accounts receivable. If this occurs, our financial condition, results of operations and cash flows could be materially adversely affected.

We may need additional capital and failure to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We may require additional cash resources due to changed business conditions or other future developments. If existing resources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or obtain one or more credit facilities. The sale of additional equity securities could result in dilution to stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our cash is held with high-quality financial institutions. Deposits held with banks may, at times, exceed the amount of insurance provided on such deposits. Additionally we hold cash deposits in countries where the banking sector remains periodically unstable, banking and other financial systems generally do not meet the banking standards of more developed markets, and bank deposits made by corporate entities are not insured. Such countries in addition to Ukraine include Argentina, Armenia, Moldova, Serbia and Mexico. We place our cash with financial institutions considered stable in the region and conduct ongoing evaluations of the creditworthiness of the financial institutions with which we operate. However, a banking crisis, bankruptcy or insolvency of banks that process or hold our funds, may result in the loss of our deposits or adversely affect our ability to complete banking transactions, which could adversely affect our liquidity, business and financial condition.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including investors' perception of, and demand for, securities of IT services companies, conditions in the capital markets in which we may seek to raise funds, our future results of operations and financial condition, and general economic and geopolitical conditions. Financing may not be available on terms acceptable to us, or at all, which could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

Our debt service obligations may adversely affect our financial condition and cash flows from operations.

Our credit agreement provides for a three-year secured multicurrency revolving loan facility in an initial aggregate principal amount of up to $30.0 million, with a $10.0 million letter of credit sublimit. We may increase the size of the revolving loan facility up to $50.0 million, subject to certain conditions and additional commitments from existing and/or new lenders. The credit agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, incur debt, grant liens, undergo certain fundamental changes, make investments and acquisitions, make certain restricted payments, dispose of assets, enter into certain transactions with affiliates, and enter into burdensome agreements, in each case, subject to limitations and exceptions. The Company is also required to maintain compliance with a consolidated total leverage ratio. Our obligations under the credit agreement are required to be guaranteed by certain of our domestic subsidiaries. Such obligations, including the guaranties, are secured by substantially all of our and our subsidiary guarantors' personal property. Our credit agreement expires in March 2025; there can be no assurance that we will be able to extend the credit agreement, or that the terms of any such extension will be favorable to us, or available at all.

Maintenance of our indebtedness, contractual restrictions and additional issuances of indebtedness could:

- cause us to dedicate a substantial portion of our cash flows from operations towards debt service obligations and principal repayments;

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- impair our ability to obtain future financing for working capital, capital expenditures, acquisitions, general corporate, or other purposes; and

- due to limitations within the debt instruments, restrict our ability to take certain corporate actions, subject to customary exceptions.

We are required to comply with the covenants set forth in our credit agreement. If we breach any of the covenants and do not obtain a waiver from the lenders, then, subject to applicable cure periods, we would not be able to incur additional indebtedness under the credit agreement, and any outstanding indebtedness under the credit agreement may be declared immediately due and payable.

Risks Related to Intellectual Property

We may not be able to prevent unauthorized use of our intellectual property, and our intellectual property rights may not be adequate to protect our business, financial condition and results of operations.

Our success largely depends on methodologies, practices, tools and technical expertise and other intellectual property that we use in designing, developing, implementing and maintaining our services and solutions. We rely upon a combination of nondisclosure, confidentiality, assignment of invention and other contractual arrangements as well as trade secret, patent, copyright and trademark laws to protect our intellectual property rights. Trade secret, patent, copyright and trademark laws are subject to change at any time and could further limit our ability to obtain or maintain intellectual property protection. For example, the intellectual property legal landscape relating to AI (including generative AI) is expected to continue to evolve in many countries in which we operate. As a result, there is uncertainty concerning the scope of intellectual property protection for AI models, software and business methods, which are fields in which we rely on intellectual property laws to protect our rights.

The agreements that we enter into with our employees, independent contractors, vendors and clients in order to protect our proprietary information may not provide sufficient protection against unauthorized use, misappropriation or disclosure for trade secrets, know-how or other proprietary information. We may not be able to deter current and former employees, contractors, vendors, clients and other parties from breaching confidentiality agreements and misappropriating or disclosing our trade secrets, know-how or other proprietary information. If these agreements are breached, we may not have adequate remedies for such breach. It is possible that third parties may copy, reverse engineer, or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringing, misappropriating or violating our intellectual property rights. Further, there can be no assurance that others will not independently develop the know-how and trade secrets or develop better methods than us. Policing unauthorized use of such proprietary information is difficult and expensive. Our inability to protect our intellectual property against unauthorized copying or use could delay sales or the implementation of our work product, impair the functionality of our work product, delay introductions of new work product, result in our substituting less-advanced or more-costly technologies into our work product or harm our reputation. In addition, if we are unsuccessful in defending our intellectual property, we may be required to license additional intellectual property from third parties to develop and market new services, and we cannot assure you that we could license that intellectual property on commercially reasonable terms or at all.

In addition, our current and former employees or contractors could challenge our exclusive rights in the intellectual property they have developed in the course of their employment. In certain countries in which we operate, an employer is deemed to own the copyright in works created by its employees during the course, and within the scope, of their employment, provided certain requirements are met. While we believe that we have complied with all such requirements and have fulfilled the requirements necessary to acquire all rights in intellectual property developed by our employees, contractors and subcontractors, these requirements are often ambiguously defined and enforced.

Implementation of intellectual property-related laws in CIS and CEE countries in which we operate has historically been lacking and there is no assurance that we will be able to enforce or defend our rights under our non-disclosure, confidentiality or assignment of invention agreements or that protection of intellectual property rights in such countries will be as effective as that in the U.S.

We have registered or applied to register certain patents, copyrights, and trademarks in the United States and may do so in countries outside the United States. However, there is no guarantee that these registrations will not be challenged, invalidated, or circumvented by third parties. Further, there can also be no assurance that pending or future United States or foreign trademark or patent applications will be approved in a timely manner or at all, or that such registrations will effectively protect our intellectual property or brand.

In some cases, legal action may be necessary to enforce our intellectual property rights and contractual rights or to protect our trade secrets. Litigation could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and exposing us to significant damages or injunctions.

Due to the foregoing reasons, we cannot guarantee that we will be successful in maintaining existing or obtaining future intellectual property rights or registrations, be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce and protect our rights, or that any such steps will be successful. We can also neither guarantee that we have taken all necessary steps to enforce our intellectual property rights in each jurisdiction in which we operate nor that the intellectual property laws of any jurisdiction in which we operate are adequate to protect our interest or that any favorable judgment obtained by us with respect thereto will be enforced in the courts. Unauthorized use by third parties of, or other failure to protect, our intellectual property, including the costs of enforcing intellectual property rights, could have a material adverse effect on our business, financial condition and results of operations.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and failure to defend against such claims may have a material adverse effect on our reputation, business, financial condition and results of operations.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties.

Our customer contracts often require us to indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering the allegedly infringing services or solutions or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms or at all, our clients may be forced to stop using our services or solutions and may seek refunds of amounts they have paid us for such services or solutions.

The holders of patents and other intellectual property rights potentially relevant to our service offerings may make claims that we infringe, misappropriate, or otherwise violate their intellectual property rights. There can be no assurance that we will be successful in defending against these allegations or reaching a business resolution that is satisfactory to us. Any intellectual property claim, with or without merit, could be very time-consuming and expensive to settle or litigate, could cause us to incur significant expenses, pay substantial amounts in damages, ongoing royalty or license fees, or other payments, require us to cease making, licensing or using our offerings that incorporate or use the challenged intellectual property, require us to re-engineer all or a portion of our business or require that we comply with other unfavorable terms. The costs of litigation are considerable, and such litigation may divert management and key personnel's attention and resources, which might seriously harm our business, financial condition and results of operations. Third parties making infringement claims may make it difficult for us to enter into royalty or license agreements which may not be available on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

Parties making infringement claims may be able to obtain substantial damages for the infringement and an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property if, as a result of a successful infringement claim, we are required to develop non-infringing technology or cease making, licensing or using products that have infringed a third party's intellectual property rights, all of which may be time-consuming and expensive. Protracted litigation could also result in existing or prospective clients deferring or limiting their purchase or use of our services or solutions until resolution of such litigation or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claims or litigation, whether or not we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our use of open source software, and our failure to comply with the terms of the underlying open source software licenses could negatively affect sales and create potential liability.

We often incorporate software licensed by third parties under so-called "open source" licenses, which generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims, security or the quality of the code. Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open source licenses and to avoid subjecting our client deliverables to conditions we do not intend, the terms of many open source licenses have not been interpreted by courts in relevant jurisdictions, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on the services developed for our clients. We cannot assure you that our processes for controlling our use of open source software in our products will be effective, and any failure to do so may expose us to claims of non-compliance with the terms of the applicable license.

Some open source licenses require that we make available source code for modifications or derivative works we create based upon the open source software. For such open source licenses, we could be required to release the source code of our proprietary software or software developed for a customer to the public. While we believe we take appropriate measures to control our use of open source software, there is a a risk that a third-party claim may require us to publicly release the affected portions of source code, re-engineer all, or a portion of, the applicable software, or seek license(s) from third parties to continue using the impacted source code. Disclosing our proprietary source code could allow our or our clients' competitors to create similar products with lower development effort, cost and time.

Additionally if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs. Any of these events could create liability for us and damage our reputation, or harm our competitive advantage against our peers, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Common Stock

Our bylaws limit the forum in which stockholders may bring a suit for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our bylaws provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following (subject to limited exceptions):

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers or other employees to us or our stockholders;

- any action arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or bylaws;

- any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and

- any other action asserting a claim that is governed by the internal affairs doctrine.

However, claims brought to enforce any liability or duty created under the Exchange Act and the Securities Act are not subject to the exclusive forum provisions set forth in our bylaws. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any action asserting a claim arising pursuant to the Securities Act.

These exclusive forum provisions may discourage a stockholder from seeking judicial relief and limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees.

The price of our common stock may be volatile.

The price of our common stock may fluctuate due to a variety of factors, including:
- our ability to effectively service any current and future outstanding debt obligations;
- the announcement of the introduction of new products or services, or enhancements thereto, by us or our competitors;
- developments concerning intellectual property rights;
- changes in legal, regulatory and enforcement frameworks impacting our products and services;
- variations in our and our competitors' results of operations;

- the hiring or departure of key personnel;

- announcements by us or our competitors of acquisitions, investments or strategic alliances;

- actual or perceived cybersecurity incidents or breaches;

- actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

- the failure of securities analysts to publish research about us, or shortfalls in our results of operations compared to levels forecast by securities analysts;

- any delisting of our common stock from Nasdaq due to any failure to meet listing requirements;

- policy changes, geopolitical instability and military actions in countries in which we operate or in which our employees are located that impact our operations or industry;

- adverse developments from litigation;

- the general state of the securities market, including valuation adjustments and lowering multiples; and

- the military action launched by Russian forces in Ukraine, the actions that have been and could be taken by other countries, including new and stricter sanctions and actions taken in response to such sanctions, and the effect of these developments on our business and results of operations.

Market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

As of December 31, 2024, approximately 24.1 percent of our outstanding common stock was held or beneficially owned by our executive officers and directors, or by stockholders controlled by our executive officers or directors.

The concentration of ownership provides such persons with substantial control over us, which could limit your ability to influence the outcome of key transactions, including a change of control, and future resales of our common stock held by such persons may cause the market price of our common stock to drop significantly. As a result, such stockholders, acting together, have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

To the extent that such persons purchase or are awarded additional shares, the percentage of our outstanding common stock held by them will increase, decreasing the percentage of shares that are held by other stockholders.

If any significant stockholder sells large amounts of our common stock in the open market or in privately negotiated transactions, this could increase volatility in the price of our common stock or put significant downward pressure on the price of our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have not paid any cash dividends on our common stock since we became a public company. The payment of any cash dividends is dependent upon our revenue, earnings and financial condition from time to time. The payment of any dividends is within the discretion of our board of directors. It is presently expected that we will retain all earnings for use in our business operations and, accordingly, it is not expected that our board of directors will declare any dividends in the foreseeable future. Our ability to declare dividends may be limited by the terms of any financing and/or other agreements entered into by us or our subsidiaries from time to time and by requirements under the laws of our subsidiaries' respective jurisdictions of incorporation to set aside a portion of their net income in each year to legal reserves.

Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Our certificate of incorporation, bylaws and the DGCL contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

Our certificate of incorporation and bylaws, and the DGCL, contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our certificate of incorporation and bylaws include provisions regarding:

- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

- the ability of our board of directors to issue shares of preferred stock, including "blank check" preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

- the limitation of the liability of, and the indemnification of our directors and officers;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- the requirement that directors may only be removed from our board of directors for cause;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

- the requirement that a special meeting of stockholders may be called only by our board of directors, the chairman of our board of directors, or our chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

- the requirement for the affirmative vote of holders of at least a majority of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of our certificate of incorporation or our bylaws, which could delay changes in our board of directors and also may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt;

- the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

In addition, as a Delaware corporation, we are subject to provisions of Delaware law, including Section 203 of the DGCL, which may prohibit certain stockholders holding 15% or more of our outstanding capital stock from engaging in certain business combinations with us for a specified period of time.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Managing Material Risks & Integrated Risk Management

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct regular risk assessments to identify cybersecurity threats. We also conduct assessments as part of our regular process in the event of a material change in our business practices or established procedures that may affect information systems, which are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, attack surface state and threat modeling, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. We regularly perform internal audits of our cybersecurity procedures, review role-based data access rights, conduct system vulnerability scans and prepare incident logs, alerts and threat reviews. We have maintained our ISO 27001 certification since 2014 and are subject to annual ISO 27001 standard compliance monitoring audits and periodic customer security audits. During the year ended December 31, 2024, we completed the transition to the latest version of the standard and added two additional locations to the certification scope.

We incorporate results of these risk assessments to our policies and procedures, to maintain reasonable safeguards on an ongoing basis to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and a dedicated "Grid University" training department. Personnel at all levels and departments are made aware of our cybersecurity policies through multiple channels of communication and training.

Engage Third-Parties on Risk Management

We typically engage third party auditors in connection with our risk assessment processes. These service providers assist us with designing and implementing our cybersecurity policies and procedures, as well as with monitoring and testing our safeguards at different levels. To address and mitigate potential risks associated with our use of such third parties, we require each third-party service provider to ensure that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

Risks from Cybersecurity Threats

We have not experienced any cybersecurity events, including cybersecurity incidents, that have had or which are likely to have any material impact on our business strategy, results of operations or financial position.

For additional information regarding risks related to cybersecurity threats, please refer to Item 1A, "Risk Factors," in this Annual Report on Form 10-K, including the risk factor entitled "Failure to comply with laws and regulations relating to privacy, data protection, and cybersecurity could lead to government enforcement actions, private litigation and adverse publicity."

Governance

Board of Directors Oversight

Our board of directors is responsible for monitoring and assessing strategic risk exposure, including cybersecurity risks, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through the audit committee.

Management's Role Managing Risk

We devote significant resources, and designate high-level personnel, including our Chief Information Security Officer ("CISO") and Data Protection Officer ("DPO"), who each report to our Chief Operations Officer ("COO"), to manage cyber-related risk assessment and mitigation processes. Our CISO, who has been leading the team for over a decade, has over 20 years of industry experience, is a Certified Information Systems Security Professional and lead ISO 27001 auditor, and has authored five books on information security auditing strategy, wired and wireless network security, and penetration testing

Our CISO and our management committee on cybersecurity, which includes our Chief Executive Officer ("CEO"), COO and IT Director, are primarily responsible for assessing and managing our material risks from cybersecurity threats. They are assisted by dedicated information security and IT staff, our DPO, HR Director, and legal and finance representatives. Our current management committee on cybersecurity includes dedicated full-time specialists in relevant fields ranging from code, application, system, and network security to computer forensics, data privacy and applied cryptography, physical security, social engineering and red teaming.

Our CISO and management committee on cybersecurity oversee our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above. Our formal information security program includes measures to address: risk assessment and management, policy development and implementation, prevention strategies, detection mechanisms, incident response and mitigation, remediation and recovery, reporting and communication, compliance and legal considerations, efforts at continuous improvement, and training and awareness. Through these measures, our CISO and management committee on cybersecurity are informed about and monitor the lifecycle (i.e., prevention, detection, mitigation, and remediation) of cybersecurity threats or incidents.

Reporting to Board of Directors

Our COO reports to our audit committee on a quarterly basis regarding the Company's current cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, customer escalations and requests, cybersecurity systems testing, relevant threat landscape and activities of third parties, security controls implementation status and the implementation of any new cybersecurity tools. Our audit committee regularly reports its activities, including review of cybersecurity matters, to our board of directors. There is also an annual senior management meeting and report to our CEO and COO that follows our internal information security audit, which is overseen by the CEO.

ITEM 2. PROPERTIES

Facilities

Our principal executive office is located at 5000 Executive Pkwy Suite 520, San Ramon, CA 94583. We currently provide our services through a network of 28 facilities in 14 countries including offices located in Plano, Texas and Tampa, Florida, U.S.; as well as Guadalajara, Mexico; Buenos Aires, Argentina; Yerevan in Armenia; Hyderabad, Chennai and Bangalore in India; Krakow, Gdansk, Warsaw and Wroclaw in Poland; Belgrade and Novi Sad in Serbia; Zug in Switzerland; various cities across Ukraine; Chisinau, Moldova; Amsterdam, the Netherlands; Kingston, Jamaica; London, the United Kingdom and Bucharest and Iasi, Romania. We do not own any real property. We believe that our existing facilities are adequate to support our current operations and that we have ample opportunities to expand office space to sustain expected growth.

ITEM 3. LEGAL PROCEEDINGS

Although we are, from time to time, involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us or contemplated to be brought against us. Future litigation may be necessary, among other things, to defend us or our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty and, regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock has been listed on the Nasdaq under the symbol "GDYN" since March 6, 2020. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 17, 2025, there were approximately 12 holders of record of our common stock. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

Dividend Policy

We have not paid any cash dividends on our common stock since our merger in March 2020. The payment of cash dividends in the future will be dependent upon revenues and earnings, if any, capital requirements and general financial condition from time to time and may be limited by the terms of any financing and/or other agreements entered into by us or our subsidiaries from time to time, including our Credit Agreement dated March 15, 2022, and by requirements under the laws of our subsidiaries' respective jurisdictions of incorporation to set aside a portion of their net income in each year to legal reserves. The payment of any cash dividends will be within the discretion our board of directors and the board of directors will consider whether or not to institute a dividend policy. It is presently expected that we will retain all earnings for use in our business operations and, accordingly, it is not expected that our board of directors will declare any dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about our equity compensation plans is incorporated herein by reference to Part III, Item 12 of this Report.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

The following chart compares the changes in cumulative total return on our common stock with the changes in cumulative total returns of the S&P 500 and a Peer Group for the period from March 6, 2020 (the date our common stock began trading on the Nasdaq after our merger) through December 31, 2024. The Peer Group includes Accenture Plc (NYSE: ACN), Cognizant Technology Solutions Corp. (NASDAQ: CTSH), Endava plc (NYSE: DAVA), EPAM Systems Inc. (NYSE: EPAM), Globant S.A. (NYSE: GLOB), and Infosys Ltd. (NYSE: INFY). The comparisons in this chart are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock. The performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

COMPARISON OF 58 MONTH CUMULATIVE TOTAL RETURN*
Among Grid Dynamics Holdings, Inc., the S&P 500 Index, and a Peer Group



*$100 invested on 3/6/20 in stock or 2/28/20 in index, including reinvestment of dividends.
Fiscal year ending December 31.

Company/Index	Base Period 03/06/2020	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Grid Dynamics Holdings, Inc.	$ 100.00	$ 107.60	$ 324.25	$ 95.82	$ 113.83	$ 189.92
S&P 500	$ 100.00	$ 129.07	$ 166.12	$ 136.04	$ 171.80	$ 214.78
Peer Group	$ 100.00	$ 154.70	$ 237.79	$ 154.37	$ 190.69	$ 198.42

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations, and beliefs, involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. You should review the section titled "Special Note Regarding Forward-Looking Statements" for a discussion of forward-looking statements and in Item 1A, "Risk Factors" for a discussion of factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and

elsewhere in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Grid Dynamics Holdings, Inc. ("Grid Dynamics," the "Company," "we," "us," or "our") is a leading provider of technology consulting, platform and product engineering, and advanced analytics services. As a forefront provider of technology consulting, platform and product engineering services, and bespoke software development, we draw from over eight years of leadership in Enterprise artificial intelligence ("AI"), coupled with profound expertise in cloud, data, and advanced analytics. Our commitment to engineering excellence, R&D leadership, a co-innovation ethos, globally efficient "Follow-the-Sun" delivery model, and an unwavering "whatever it takes" dedication to client success empower us to solve even the most complex enterprise challenges, facilitating profitable business outcomes and future growth.

Founded in 2006, Grid Dynamics is headquartered in Silicon Valley and has a global talent pool of intellectually curious problem solvers in offices across the U.S., Mexico, Jamaica, Argentina, the U.K., Europe, and India.

Fiscal Year Highlights

The following table sets forth a summary of Grid Dynamics' financial results for the annual periods indicated:

	Year ended December 31,					
	2024		2023		2022	
		% of revenue		% of revenue		% of revenue
	(in thousands, except percentages and per share data)					
Revenues	$ 350,571	100.0 %	$ 312,910	100.0 %	$ 310,482	100.0 %
Gross profit	127,005	36.2 %	113,146	36.2 %	120,590	38.8 %
Loss from operations	(2,105)	(0.6)%	(5,580)	(1.8)%	(21,008)	(6.8)%
Net income/(loss)	4,041	1.2 %	(1,765)	(0.6)%	(29,214)	(9.4)%
Diluted income/(loss) per share	$ 0.05	n/a	$ (0.02)	n/a	(0.42)	n/a
Non-GAAP Financial information						
Non-GAAP EBITDA(1)	52,474	15.0 %	44,246	14.1 %	58,213	18.7 %
Non-GAAP net income(1)	37,222	10.6 %	31,684	10.1 %	38,150	12.3 %
Non-GAAP diluted EPS(1)	0.47	n/a	0.41	n/a	0.53	n/a

(1) Non-GAAP EBITDA, Non-GAAP net income and Non-GAAP diluted EPS are non-GAAP financial measures. See "Non-GAAP Measures" below for additional information and reconciliations to the most directly comparable GAAP financial measures.

Our key metrics for the year ended December 31, 2024 are:

- We reported record revenues of $350.6 million, an increase of 12.0% from the previous year.
- Our gross profit margins remained steady at 36.2% in both 2024 and 2023.
- We reduced our loss from operations to $2.1 million, compared to $5.6 million in the previous fiscal year. This was a result of higher revenues partially offset by increased operating expenses.
- In 2024, we recorded net income of $4.0 million, a significant turnaround after four consecutive years of net losses.
- Our Non-GAAP EBITDA grew 18.6%, reaching $52.5 million during the year ended December 31, 2024.
- Our diluted GAAP EPS was $0.05 per share, compared to $(0.02) per share in the year ended December 31, 2023.
- Our diluted Non-GAAP EPS increased to $0.47 per share from $0.41 per share in the year ended December 31, 2023.

The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

Recent Acquisitions

On October 4, 2024, we acquired Mobile Computing S.A. ("Mobile Computing"), an Argentina-based company offering a comprehensive suite of solutions spanning industries including manufacturing, CPG, and financial services. The acquisition expanded our client portfolio, adding leading companies from the manufacturing, CPG, and financial services industries, and strengthened our expertise in digital product co-creation and UI/UX services.

On September 26, 2024, we acquired JUXT Ltd. ("JUXT"), a UK-based company specializing in data-intensive information systems for banking and other financial institutions, with a particular focus on risk platforms, structured notes, equity derivatives, and financial reporting. The acquisition strengthens our go-to-market positioning in the Finance vertical and opens new opportunities for us across the European market.

Business Update Regarding Military Action in Ukraine

In February 2022, Russian forces launched a significant military action against Ukraine. The impact on Ukraine, coupled with the actions taken by other countries, including sanctions imposed by the U.S., Canada, the U.K., the European Union, and other countries, companies and organizations against officials, individuals, regions, and industries in Russia and certain regions of Ukraine, and each country's potential response to such sanctions, tensions, and military actions could have a material adverse effect on our operations. For example, Russia could attempt to take control of assets in Ukraine belonging to companies registered in the U.S., such as Grid Dynamics. Any such material adverse effect from the conflict and enhanced sanctions activity may disrupt our delivery of services, impair our ability to complete financial or banking transactions, cause us to continue to shift all or portions of our work occurring in the region to other countries, and may restrict our ability to engage in certain projects in the region or involving certain customers in the region.

We continue to actively monitor the security of our personnel and the stability of our infrastructure, including communications and internet availability. We executed our business continuity plan and have adapted to developments as they occur to protect the safety of our people and handle potential impacts to our delivery infrastructure. We continue to actively work with our personnel and with our customers to meet their needs and to ensure smooth delivery of services.

We have no way to predict the progress or outcome of the military action in Ukraine, as the conflict and government responses continue to develop and are beyond our control. Prolonged unrest, military activities, expansion of hostilities, or broad-based sanctions could have a material adverse effect on our operations and business outlook. For example, if Russia were to invade other countries, such as Moldova, it could adversely affect our business. In addition, the current geopolitical situations in Armenia and separately in Serbia create additional uncertainty in the region, and could adversely affect our business.

For additional information on the various risks posed by the military action in Ukraine and the impact in the region, as well as other macroeconomic factors affecting our business, please read "Part I. Item 1A. Risk Factors" included in this Annual Report on Form 10-K.

Key Performance Indicators and Other Factors Affecting Performance

Grid Dynamics uses the following key performance indicators and assesses the following other factors to analyze its business performance, to make budgets and financial forecasts and to develop strategic plans:

Employees by Region

Attracting and retaining the right employees in the right regions is critical to the success of Grid Dynamics' business and is a key factor in Grid Dynamics' ability to meet customers' needs and grow its revenue base. Grid Dynamics' revenue prospects and long-term success depend significantly on its ability to recruit and retain qualified IT professionals. We seek to employ the appropriate professionals globally to support our "Follow-the-Sun" strategy of client service and in locations to optimize our employee costs and expenses. A substantial majority of Grid Dynamics' personnel is comprised of such IT professionals.

The following table shows the number of Grid Dynamics personnel (including full-time and part-time employees and contractors serving in similar capacities) by region, as of the dates indicated:

	As of December 31,		
	2024	**2023**	**2022**
Americas [1]	830	567	521
Europe [2]	3,134	2,806	3,034
Rest of the world [3]	766	547	243
Total	**4,730**	**3,920**	**3,798**

_____

(1) Americas includes personnel located in North, Central and South America.
(2) Europe includes personnel located in Western, Central and Eastern Europe.
(3) Rest of the world includes personnel located in India and other countries not included in regions described above.

Attrition

There is competition for IT professionals in the regions in which Grid Dynamics operates, and such competition may adversely impact Grid Dynamics' business and gross profit margins. Employee retention is one of Grid Dynamics' main priorities and is a key driver of our operational efficiency. Grid Dynamics seeks to retain top talent by providing the opportunity to work on exciting, cutting-edge projects for high profile clients, a flexible work environment and training and development programs.

Hours and Utilization

As most of Grid Dynamics' customer projects are performed and invoiced on a time and materials basis, Grid Dynamics' management tracks and projects billable hours as an indicator of business volume and corresponding resource needs for IT professionals. To maintain its gross profit margins, Grid Dynamics must effectively utilize its IT professionals, which depends on its ability to integrate and train new personnel, to efficiently transition personnel from completed projects to new assignments, to forecast customer demand for services and to attract and deploy personnel in the right regions with appropriate skills and seniority to projects. Grid Dynamics' management generally tracks utilization with respect to subsets of employees, by location or by project, and calculates the utilization rate for each subset by dividing (x) the aggregate number of billable hours for a period by (y) the aggregate number of total available hours for the same period. Grid Dynamics' management analyzes and projects utilization to measure the efficiency of its workforce and to inform management's budget and personnel recruiting decisions.

Customer Concentration

Grid Dynamics' ability to retain and expand its relationships with existing customers and add new customers are key indicators of its revenue potential. New customers have a direct impact on the Company's ability to diversify sources of revenue and replace customers that may no longer require its services. At the same time, the Company continuously works towards rationalization of its portfolio of non-strategic customers. This work resulted in a decrease in the total number of customers from 275 in 2023 to 264 in 2024.

Grid Dynamics has a relatively high level of revenue concentration with certain customers and constantly works toward decreasing those levels. During the years ended December 31, 2024 and 2023, one customer accounted for 10% or more of our revenues in each of the periods indicated, compared to two customers during the year ended December 31, 2022. We expect to continue our focus on maintaining our long-term relationships with customers while diversifying our customer base.

The following table presents revenues concentration by amount and as a percentage of our revenues for the periods indicated:

	For the years ended December 31,					
	2024		**2023**		**2022**	
	(in thousands, except percentages)					
Top one customer	$	56,261	16.0 % $	44,961	14.4 % $	39,084	12.6 %
Top five customers	$	133,486	38.1 % $	115,862	37.0 % $	134,955	43.5 %
Top ten customers	$	195,180	55.7 % $	175,588	56.1 % $	185,253	59.7 %
Top twenty customers	$	243,716	69.5 % $	213,790	68.3 % $	225,303	72.6 %
Customers below top twenty	$	106,855	30.5 % $	99,120	31.7 % $	85,180	27.4 %

The following table shows the evolution of Grid Dynamics' customer base where customers are grouped by revenues recognized for each annual period presented:

	For the years ended December 31,		
	2024	**2023**	**2022**
>$5.0 million	14	10	13
>$2.5 - 5.0 million	14	11	8
>$1.0 - 2.5 million	22	27	27
>$0.5 - 1 million	31	32	21

Seasonality

Grid Dynamics' business is subject to seasonal trends that impact its revenues and profitability between quarters. Some of the factors that influence the seasonal trends include the timing of holidays in the countries in which Grid Dynamics operates and the U.S. retail cycle, which drives the behavior of Grid Dynamics' retail customers.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with the U.S. generally accepted accounting principles ("GAAP"). Preparation of the financial statements requires us to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) an estimate or assumption is complex in nature or requires a high degree of judgment, and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 1 in the notes to our consolidated financial statements in this Annual Report on Form 10-K.

Revenues

Determining the amount of revenue to be recognized requires from us significant estimates and judgments, including whether services specified in the agreements are single or distinct performance obligations, whether obligations are satisfied over time or at a point in time and what is the best method to measure our progress to completion.

We derive our revenues through time and materials and fixed fee contracts. Grid Dynamics recognizes revenues for services over time as hours are incurred by Grid Dynamics' engineering personnel. For all contracts, the customer derives value from the Company providing daily consulting services, and the value derived corresponds to the labor hours expended. Therefore, the Company measures the progress and recognizes revenue using an effort-based input method.

Revenues related to fixed fee contracts are recorded as work is performed based upon actual labor hours incurred and level of effort expended throughout the duration of the contract. The accuracy of revenues recognized for these contracts during the reporting period largely depends on our ability to correctly estimate the total expected efforts required to fulfill the performance obligation. We constantly evaluate our estimates of total efforts required based on available information and experience.

Some of our contracts give rise to variable considerations, including volume discounts. Volume discounts apply once the customer reaches certain contractual spend thresholds. If the consideration promised in a contract includes a variable amount,

we include estimated amounts of consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Income Taxes

The determination of the provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state and non-U.S. jurisdictions. Changes in tax law, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings across taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, we consider whether it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, in determining whether a valuation allowance is required, including prior earnings history, the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback and carryforward periods of tax attributes, and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset in making this assessment. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

We are subject to tax payments and filling of tax returns in various tax jurisdictions. Our tax returns are routinely examined by tax authorities in various countries. Such inspections may result in future tax expenses, interest and penalties. We evaluate for such uncertain tax positions at each balance sheet date. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, we measure the amount of tax benefit from the position and record the largest amount of tax benefit that is greater than 50% likely to be realized after settlement with a tax authority. We believe our estimates for uncertain tax positions are appropriate and sufficient. We recognize both accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Business Combinations

We account for business combinations under the acquisition method of accounting, which requires recognition of any assets acquired and liabilities assumed based on their respective fair values. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. We use significant management estimates and assumptions as well as available industry data to arrive at the acquisition date fair values of assets acquired and liabilities assumed, especially with respect to intangible assets and contingent consideration granted, if any.

Significant estimates used in the valuation of intangible assets may include, but are not limited to, revenue projections, expected economic life of customer relations and trade names, royalty rates, useful lives and discount rates. The fair value of any contingent consideration is determined using the Monte Carlo model which involves a simulation of future revenues and earnings during the earn-out period using projected financial results adjusted to market risk assumptions, discount rates and probability assumptions with respect to the likelihood of achieving the various earn-out criteria.

We consider our assumptions and estimates used to determine fair values to be reasonable, but any changes due to inherent uncertainty and unpredictability may result in significant differences between actual and estimated results.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 in the notes to our consolidated financial statements in this Annual Report on Form 10-K.

Results of Operations

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

The following table sets forth a summary of Grid Dynamics' consolidated results of operations for the periods indicated, and the changes between periods:

	Year ended December 31,				Change			
	2024		**2023**		**Dollars**		**Percentage**	
	(in thousands, except percentages)							
Revenues	$	**350,571**	$	**312,910**	$	**37,661**	**12.0 %**	
Cost of revenue		223,566		199,764		23,802	11.9 %	
Gross profit		**127,005**		**113,146**		**13,859**	**12.2 %**	
Engineering, research, and development		18,347		14,741		3,606	24.5 %	
Sales and marketing		28,622		24,151		4,471	18.5 %	
General and administrative		82,141		79,834		2,307	2.9 %	
Total operating expense		129,110		118,726		10,384	8.7 %	
Loss from operations		**(2,105)**		**(5,580)**		**3,475**	**(62.3)%**	
Interest and other income, net		13,160		10,418		2,742	26.3 %	
Income before income taxes		**11,055**		**4,838**		**6,217**	**128.5 %**	
Provision for income taxes		7,014		6,603		411	6.2 %	
Net income/(loss)	$	**4,041**	$	**(1,765)**	$	**5,806**	**n.m.**	

Revenues

During the year ended December 31, 2024, we generated record revenues of $350.6 million, an increase of 12.0% from the previous year. The growth was driven by a combination of customer expansion across industry verticals and revenues from new acquisitions.

Revenues by Vertical. We assign our customers into one of the main vertical markets or a group of various industries where we have or are increasing our presence, labeled as "verticals." In the first quarter of 2024, we disaggregated Healthcare and Pharma as a separate vertical due to their growing importance to the Company. The following table presents our revenues by vertical and revenues as a percentage of total revenues by vertical for the periods indicated:

	Year ended December 31,								
	2024			**2023**			**2022**		
			% of revenue			**% of revenue**			**% of revenue**
	(in thousands, except percentages)								
Retail	$	113,957	32.5 %	$	102,551	32.8 %	$	99,681	32.1 %
Technology, Media and Telecom		95,048	27.1 %		98,830	31.6 %		98,334	31.7 %
Finance		60,157	17.2 %		28,842	9.2 %		21,893	7.1 %
CPG/Manufacturing		40,468	11.5 %		42,861	13.7 %		61,216	19.7 %
Healthcare and Pharma		11,109	3.2 %		13,653	4.4 %		7,711	2.5 %
Other		29,832	8.5 %		26,173	8.3 %		21,647	6.9 %
Total	$	**350,571**	**100.0 %**	$	**312,910**	**100.0 %**	$	**310,482**	**100.0 %**

Retail remained our largest vertical, contributing 32.5% of total revenues during the year ended December 31, 2024. Revenues in this vertical grew by 11.1% over 2023. Growth in the year came from a range of customers operating in the home improvement space, specialty retail, and department stores.

Technology, Media and Telecom ("TMT"), our second largest vertical, experienced a decline of 3.8% over 2023. The year-over-year decline was caused by a more cautious approach to spending and customer-specific factors affecting some of our

smaller clients largely offset by growth at some of our largest technology customers, resulting in the TMT vertical accounting for 27.1% of total revenues during the year.

During the year ended December 31, 2024, revenues in the Finance vertical doubled, reaching $60.2 million, compared to $28.8 million in the prior year, making it the largest contributor to the overall revenue growth for the period. The strong performance of our Finance vertical was driven by a combination of increased demand from fintech and insurance customers, as well as our recent acquisitions.

Revenues in the CPG and Manufacturing vertical declined by $2.4 million from $42.9 million during the year ended December 31, 2023 to $40.5 million in 2024. These results were largely affected by a more cautionary outlook towards spending and customer-specific factors at some of our customers throughout the first half of the year. At the same time, during the fourth quarter of 2024, we managed to expand the vertical through both increased volume of services provided to existing customers, and new customers added organically and through acquisitions. As a result, the CPG and Manufacturing vertical represented 11.5% of total revenues during 2024, compared to 13.7% in 2023.

Revenues in the Healthcare and Pharma vertical were $11.1 million, or 3.2% of total revenues, during the year ended December 31, 2024, down compared to $13.7 million, or 4.4%, in the prior year.

Lastly, our Other vertical continued to grow with revenues up 14.0% year-over-year. This growth was driven by increased demand from both existing and new customers. The Other vertical contributed approximately 8.0% of total revenues for each of the years ended December 31, 2024 and 2023.

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of salaries and employee benefits, including performance bonuses and stock-based compensation, and project-related travel expenses of client-serving professionals. Cost of revenues also includes depreciation and amortization expense related to client-serving activities.

During the year ended December 31, 2024, our cost of revenues were $223.6 million, an increase of $23.8 million, or 11.9%, from $199.8 million in 2023. The main driver of this increase was higher headcount to support our revenue growth.

Our gross profit increased $13.9 million to $127.0 million in the year ended December 31, 2024 from $113.1 million during the year ended December 31, 2023. Expressed as a percentage of revenues, our gross margin remained flat during the years ended December 31, 2024 and 2023, reaching 36.2% in both periods.

Engineering, Research and Development

The principal components of engineering, research and development expenses are salaries and employee benefits including performance bonuses and stock-based compensation for personnel engaged in the design and development of solutions, as well as depreciation and amortization expenses related to engineering, research and development activities.

Our engineering, research, and development expenses increased significantly by 24.5% during the year ended December 31, 2024 and reached $18.3 million, compared to $14.7 million last year. Growth of our engineering, research, and development expenses primarily reflects our continued investments in customer delivery operations and internally developed software to support our growth.

Sales and Marketing

Sales and marketing expenses represent spending associated with promoting and selling of our services. These expenses comprise of personnel costs, including performance bonuses and stock-based compensation, marketing events, travel expenses, as well as depreciation and amortization related to such activities.

Our sales and marketing expenses were $28.6 million in the year ended December 31, 2024, an increase of $4.5 million, or 18.5%, from $24.2 million in 2023. Expressed as a percentage of revenues, our sales and marketing expenses were 8.2% and 7.7% during 2024 and 2023, respectively. The increases in our sales and marketing expenses were largely driven by investments in our sales organization including investments in sales personnel and new sales initiatives.

General and Administrative

General and administrative expenses include costs to support the business and consist primarily of administrative personnel and officers' salaries, employee benefits including performance bonuses, stock-based compensation, legal and audit expenses, insurance, operating lease expenses of office premises and other facility costs, workforce global mobility initiatives,

restructuring and employee relocations cost not directly related to customer projects, and depreciation and amortization expenses related to such activities. General and administrative expenses include a substantial majority of Grid Dynamics' stock-based compensation costs for the financial periods discussed herein.

General and administrative expenses were $82.1 million in the year ended December 31, 2024, an increase of $2.3 million, or 2.9%, from $79.8 million in the previous year. Growth in general and administrative expenses was mainly caused by increased levels of investments in physical assets and facilities and related depreciation expenses, as well as increased acquisition-related costs and provisions for bad debts, partially offset by lower stock-based compensation costs. Expressed as a percentage of revenues, our general and administrative expenses decreased 2.1 percentage points to 23.4% during 2024, compared to 25.5% in 2023.

Interest and Other Income, Net

Interest and other income, net represents interest earned on our cash and cash equivalents, including money market funds, interest expense related to our borrowings, foreign exchange gains and losses as well as changes in the fair value of contingent considerations and marketable equity securities.

During the year ended December 31, 2024, interest and other income, net increased to $13.2 million from $10.4 million in the prior year. The increase was primarily driven by income generated by our money market funds and an increase in the fair value of our investment in marketable equity securities. Interest and other income, net in 2023 benefited mainly due to the write-off of our contingent consideration liability related to Mutual Mobile and NextSphere acquisitions in the amount of $4.2 million.

Provision for Income Taxes

Grid Dynamics follows the asset and liability method of accounting for income taxes. The provision for income taxes reflects income earned and taxed in the various U.S. federal and state and non-U.S. jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

Provision for income taxes was $7.0 million in the year ended December 31, 2024 compared to $6.6 million in the year ended December 31, 2023. The effective tax rate decreased between periods from 136.5% in 2023 to 63.4% in 2024. The difference in the tax provision was mainly attributable to an increase in pre-tax book income.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 includes a discussion and analysis of our financial condition and results of operations between the years ended December 31, 2023 and 2022 in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations," which is hereby incorporated herein by reference.

Non-GAAP Measures

To supplement our consolidated financial data presented on a basis consistent with U.S. GAAP, this Annual Report contains certain non-GAAP financial measures, including Non-GAAP EBITDA, Non-GAAP net income and Non-GAAP diluted earnings per share, or Non-GAAP diluted EPS. We have included these non-GAAP financial measures because they are financial measures used by our management to evaluate the Company's core operating performance and trends, to make strategic decisions regarding the allocation of capital and new investments and are among the factors analyzed in making performance-based compensation decisions for key personnel. These measures exclude certain expenses that are required under U.S. GAAP. We exclude these items because they are not part of core operations or, in the case of stock-based compensation, non-cash expenses that are determined based in part on our underlying performance.

We believe these supplemental performance measurements are useful in evaluating operating performance, as they are similar to measures reported by our public industry peers and those regularly used by security analysts, investors and other interested parties in analyzing operating performance and prospects. These non-GAAP financial measures are not intended to be a substitute for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare our performance to that of other companies. We compensate for these limitations by providing investors and other

users of our financial information a reconciliation of non-GAAP measures to the related GAAP financial measures. We encourage investors and others to review the financial information in its entirety, not to rely on any single financial measure and to view our non-GAAP measures in conjunction with GAAP financial measures.

We define and calculate non-GAAP financial measures as follows:

- *Non-GAAP EBITDA*: Net income/(loss) before interest income/(expense), provision for income taxes and depreciation and amortization, and further adjusted for the impact of stock-based compensation expense, transaction-related costs (which include, when applicable, professional fees, retention bonuses, and consulting, legal and advisory costs related to Grid Dynamics' merger and acquisition and capital-raising activities), impairment of long-lived assets, restructuring costs, one-time charges, and non-operating income/(expenses), net (which includes mainly foreign currency transaction gains and losses, fair value adjustments and other miscellaneous expenses).

- *Non-GAAP net income*: Net income/(loss) adjusted for the impact of stock-based compensation expense, transaction-related costs (which include, when applicable, professional fees, retention bonuses, and consulting, legal and advisory costs related to Grid Dynamics' merger and acquisition and capital-raising activities), impairment of long-lived assets, restructuring costs, one-time charges, and non-operating income/(expenses), net (which includes mainly foreign currency transaction gains and losses, fair value adjustments and other miscellaneous expenses), and the tax impacts of these adjustments.

- *Non-GAAP diluted EPS*: Non-GAAP net income, divided by the diluted weighted-average number of diluted shares outstanding for the period.

The following table presents the reconciliation of Non-GAAP EBITDA to consolidated net income/(loss), the most directly comparable GAAP measure, for the annual periods indicated:

	Year ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
GAAP net income/(loss)	$ 4,041	$ (1,765)	$ (29,214)
Adjusted for:			
Depreciation and amortization	14,228	8,926	6,626
Provision for income taxes	7,014	6,603	8,761
Stock-based compensation	34,167	35,516	60,968
Geographic reorganization[1]	1,627	1,858	11,023
Transaction and transformation-related costs[2]	3,144	2,038	604
Restructuring[3]	1,413	1,488	—
Interest and other income, net[4]	(13,160)	(10,418)	(555)
Non-GAAP EBITDA	$ 52,474	$ 44,246	$ 58,213

---

(1) Geographic reorganization includes expenses connected with military actions of Russia against Ukraine and the exit plan announced by the Company and includes travel and relocation-related expenses of employees from the aforementioned countries, severance payments, allowances as well as legal and professional fees related to geographic repositioning in various locations. These expenses are incremental to those expenses incurred prior to the crisis, clearly separable from normal operations, and not expected to recur once the crisis has subsided and operations return to normal.

(2) Transaction and transformation-related costs include, when applicable, external deal costs, transaction-related professional fees, transaction-related retention bonuses, which are allocated proportionally across cost of revenues, engineering, research and development, sales and marketing and general and administrative expenses as well as other transaction-related costs including integration expenses consisting of outside professional and consulting services.

(3) We implemented a restructuring plan during the first quarter of 2023. Our restructuring costs comprised of severance charges and respective taxes and are included in General and administrative expenses in the Company's consolidated statement of net income/(loss) and comprehensive income/(loss). We did not incur any restructuring expenses during the year ended December 31, 2022.

(4) Interest and other income, net consist primarily of gains and losses on foreign currency transactions, fair value adjustments, interest on cash held at banks and returns on investments in money-market funds, and other miscellaneous non-operating expenses.

The following table presents a reconciliation of Non-GAAP diluted EPS and Non-GAAP net income to consolidated net income/(loss) for the annual periods indicated:

	Year ended December 31,		
	2024	2023	2022
	(in thousands, except per share data)		
GAAP net income/(loss)	$ 4,041	$ (1,765)	$ (29,214)
Adjusted for:			
Stock-based compensation	34,167	35,516	60,968
Geographic reorganization[1]	1,627	1,858	11,023
Transaction and transformation-related costs[2]	3,144	2,038	604
Restructuring[3]	1,413	1,488	—
Other (income)/expense, net[4]	(2,597)	(1,113)	1,591
Tax impact of non-GAAP adjustments[5]	(4,573)	(6,338)	(6,822)
Non-GAAP net income	$ 37,222	$ 31,684	$ 38,150
Number of shares used in GAAP diluted EPS	79,974	75,193	69,197
GAAP diluted EPS	$ 0.05	$ (0.02)	$ (0.42)
Number of shares used in non-GAAP diluted EPS	79,974	77,651	72,223
Non-GAAP diluted EPS	$ 0.47	$ 0.41	$ 0.53

_____

(1) Geographic reorganization includes expenses connected with military actions of Russia against Ukraine and the exit plan announced by the Company and includes travel and relocation-related expenses of employees from the aforementioned countries, severance payments, allowances as well as legal and professional fees related to geographic repositioning in various locations. These expenses are incremental to those expenses incurred prior to the crisis, clearly separable from normal operations, and not expected to recur once the crisis has subsided and operations return to normal.

(2) Transaction and transformation-related costs include, when applicable, external deal costs, transaction-related professional fees, transaction-related retention bonuses, which are allocated proportionally across cost of revenues, engineering, research and development, sales and marketing and general and administrative expenses as well as other transaction-related costs including integration expenses consisting of outside professional and consulting services.

(3) We implemented a restructuring plan during the first quarter of 2023. Our restructuring costs comprised of severance charges and respective taxes and are included in general and administrative expenses in the Company's consolidated statement of loss and comprehensive income/(loss). We did not incur any restructuring expenses during the year ended December 31, 2022.

(4) Other (income)/expense, net consist primarily of gains and losses on foreign currency transactions, fair value adjustments, and other miscellaneous non-operating income and expense. During the year ended December 31, 2024, the Company started to include interest (income)/expense, net in its calculation of non-GAAP net income. As a result, the Company has adjusted previously reported Other (income)/expense, net adjustment to include interest income, net of $9.3 million and $2.1 million for the years ended December 31, 2023 and 2022, respectively.

(5) Reflects the estimated tax impact of the non-GAAP adjustments presented in the table.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements for business operations, including working capital needs, capital expenditures, contractual obligations and other commitments with cash flows from operations and other sources of funding. Our current liquidity needs relate mainly to compensation and benefits of our employees and contractors and capital investments to support our growth and geographical expansion. Our ability to expand and grow our business will depend on many factors including capital expenditure needs and financing sources and our operating cash flows. We may need more cash resources due to changing business conditions or other developments, including investments or acquisitions.

Our principal source of liquidity continues to be cash generated from our operations. From time to time, we seek additional financing by means of follow-on public offerings of our common stock. The latest offering closed on November 14, 2024 and resulted in $107.6 million of net proceeds, after deducting underwriting discounts and commissions. Additionally, on March 15, 2022, we entered into an agreement establishing a revolving credit facility with JPMorgan Chase Bank, N.A., as an administrative agent for the lenders. The revolving credit facility provides us with $30.0 million of available borrowing

capacity, of which zero was outstanding as of December 31, 2024. We are seeking to extend the term of this facility, which currently expires on March 15, 2025.

See consolidated statement of changes in stockholders' equity and Note 7 "Debt" in the notes to our consolidated financial statements in this Annual Report on Form 10-K regarding our follow-on offering and debt details.

As of December 31, 2024, Grid Dynamics had cash and cash equivalents amounting to $334.7 million compared to $257.2 million at December 31, 2023. Of these amounts, $38.6 million and $21.2 million, respectively, were held in countries outside the U.S, and included among others the U.K., Switzerland, the Netherlands, India, Poland, Argentina, Mexico, Armenia, Moldova, Serbia and other countries. We did not have any debt outstanding under the revolving credit facility at any balance sheet date presented. We believe that our cash and cash equivalents balance, cash generated from operating activities and proceeds from our recent public offering will be sufficient to fund currently expected levels of operating, investing and financing expenditures for a period of twelve months from the date of this filing. However, if our resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing, which may be subject to conditions outside of our control and may not be available on terms acceptable to our management or at all.

See Note 7 "Debt", Note 8 "Leases" and Note 14 "Commitments and contingencies" in the notes to our consolidated financial statements in this Annual Report on Form 10-K for detailed information on our contractual obligations and commitments.

Cash Flows

The following table summarizes Grid Dynamics' cash flows for the annual periods indicated:

	Year ended December 31,		
	2024	2023	2022
	(in thousands)		
Net cash provided by operating activities	$ 30,198	$ 41,093	$ 31,652
Net cash used in investing activities	(51,301)	(25,950)	(16,323)
Net cash provided by/(used in) financing activities	101,162	(16,321)	97,758
Effect of exchange rate changes on cash and cash equivalents	(2,131)	1,676	(722)
Net increase in cash, cash equivalents and restricted cash	**77,928**	**498**	**112,365**
Cash, cash equivalents and restricted cash (beginning)	257,227	256,729	144,364
Cash, cash equivalents and restricted cash (ending)	**$ 335,155**	**$ 257,227**	**$ 256,729**

Operating Activities. Net cash provided by operating activities during the year ended December 31, 2024 decreased by $10.9 million to $30.2 million from $41.1 million in the prior year, driven by changes in working capital, including the timing of compensation payments to our employees and collections from customers.

Investing Activities. Net cash used in investing activities during the year ended December 31, 2024 almost doubled compared to 2023 and reached $51.3 million. The main driver for the increase in cash spending were closing payments, net of cash acquired, for the JUXT and Mobile Computing acquisitions.

Financing Activities. Net cash provided by financing activities of $101.2 million in the year ended December 31, 2024 was generated by the equity offering in the fourth quarter of 2024, slightly offset by tax withholding obligations due to the issuance of shares in connection with vested stock awards. Cash used in financing activities during the year ended December 31, 2023 was $16.3 million and reflected the tax withholding obligations due to the issuance of shares in connection with vested awards.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2023 includes a discussion and analysis of our cash flows between the years ended December 31, 2023 and 2022 in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Off-Balance Sheet Arrangements and Commitments

We do not have any material off-balance sheet commitments or contractual arrangements other than those disclosed in Note 8 "Leases" and Note 14 "Commitments and contingencies" in the notes to our consolidated financial statements in this Annual Report on Form 10-K.

As a result of analysis related to Grid Dynamics' functional control of its subcontractors one was determined to be a variable interest entity ("VIE") and is therefore consolidated in Grid Dynamics' financial statements. The assets and liabilities of this VIE consist primarily of intercompany balances and transactions, all of which have been eliminated in consolidation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have in the past and may in the future be exposed to certain market and credit risks in the ordinary course of business, including exposure related to fluctuations in foreign currency rates, and on occasion and to a lesser extent, changes in interest rates and concentration of credit risk. In addition, our international operations are subject to risks related to differing economic conditions, changes in political climate, differing tax structures, and other regulations and restrictions. See Item 1A, "*Risk Factors*" in this Annual Report on Form 10-K for additional information.

Foreign Currency Exchange Rate Risk

Grid Dynamics is exposed to foreign currency exchange transaction risk related to funding its non-US operations and to foreign currency translation risk related to certain of its subsidiaries' cash balances that are denominated in currencies other than the U.S. dollar. In addition, Grid Dynamics' profit margins are subject to volatility as a result of changes in foreign exchange rates. Grid Dynamics' material functional currencies apart from the U.S. dollar includes Euro, British pounds, Mexican pesos, Polish zlotys and Indian rupees. When and where possible, Grid Dynamics seeks to match expenses of each entity to currencies in which revenues are generated creating natural hedges. In future periods, Grid Dynamics may also become materially exposed to changes in the value of Serbian dinars and Moldovan leu against the U.S. dollar, due to the recent acquisitions and continuous expansion of operations.

For the year ended December 31, 2024, approximately 43.2% of Grid Dynamics' $352.7 million of combined cost of revenue and total operating expenses were denominated in currencies other than the U.S. dollar. Comparatively, approximately 37.9% of Grid Dynamics' $318.5 million of combined cost of revenue and total operating expenses were denominated in currencies other than the U.S. dollar in the year ended December 31, 2023.

We use sensitivity analysis to determine the effects that foreign currency exchange rate fluctuations may have on our income from operations of our foreign subsidiaries where functional currency is different from the U.S. dollar. This sensitivity analysis represents the hypothetical changes in our consolidated income from operations and does not reflect our actual or expected results of operations.

In the year ended December 31, 2024:

- a 10% decrease in the value of the Polish zloty against the U.S. dollar would have resulted in a $5.5 million increase in Grid Dynamics' income from operations, while a 10% increase in the zloty's value would have resulted in a $6.7 million decrease in income from operations.

- a 10% decrease in the value of the Mexican pesos against the U.S. dollar would have resulted in a $1.3 million increase in Grid Dynamics' income from operations, while a 10% increase in the pesos' value would have resulted in a $1.6 million decrease in income from operations.

In the year ended December 31, 2023:

- a 10% decrease in the value of the Polish zloty against the U.S. dollar would have resulted in a $3.7 million increase in Grid Dynamics' income from operations, while a 10% increase in the zloty's value would have resulted in a $4.5 million decrease in income from operations.

- a 10% decrease in the value of the Mexican pesos against the U.S. dollar would have resulted in a $1.3 million increase in Grid Dynamics' income from operations, while a 10% increase in the pesos' value would have resulted in a $1.6 million decrease in income from operations.

We analyze sensitivity to the zloty and pesos separately because, in management's experience, fluctuations in the value of these currencies against the U.S. dollar are frequently driven by distinct macroeconomic and geopolitical factors and have the largest effect on our results during the year ended December 31, 2024.

We do not currently hedge our foreign currency exposure, although we seek to minimize it by limiting cash transfers to amounts necessary to fund subsidiary operating expenses for a short period, typically one week. Our management may evaluate new hedging strategies in future periods.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GRID DYNAMICS HOLDINGS, INC
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Grid Dynamics Holdings, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Grid Dynamics Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income/(loss) and comprehensive income/(loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2025 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of customer relationships intangible asset acquired with the JUXT acquisition

As described further in Note 2 to the consolidated financial statements, on September 26, 2024, the Company acquired 100% of a group of UK-based companies, including Headrunner Limited and Congreve Computing Ltd., with their wholly owned subsidiary JUXT Ltd. (collectively referred to as "JUXT") for approximately $47 million in total consideration. Identifiable intangible assets acquired included customer relationships, which were determined to have a fair value of approximately $18 million. We identified the estimation of fair value of the acquired customer relationships intangible asset as a critical audit matter.

The principal considerations for our determination that the estimation of fair value of the acquired customer relationships intangible asset is a critical audit matter were the high degree of auditor judgment and an increased extent of effort, which included utilizing specialists, to test the significant judgments and key assumptions made in estimating the fair value of the customer relationships. These included prospective revenue forecasts and the associated discount rate.

Our audit procedures related to the estimation of fair value of the acquired customer relationships intangible asset included the following, among others.

- With the assistance of valuation professionals, we evaluated the reasonableness of the discount rate and the appropriateness of the methodologies used by the Company.

- We evaluated the reasonableness of the significant assumptions utilized in the prospective revenue forecasts by comparing to the historical results of the JUXT business and to industry data.

- We tested the operating effectiveness of controls relating to the identification of the acquired customer relationships, including the determination of the fair value.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2017.

San Francisco, California
February 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Grid Dynamics Holdings, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Grid Dynamics Holdings, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—*Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated February 27, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of JUXT Ltd. ("JUXT") and Mobile Computing S.A. ("Mobile Computing"), wholly owned subsidiaries, whose financial statements reflect total assets and revenues constituting in aggregate 3.2 and 3.1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024. As indicated in Management's Report, JUXT and Mobile Computing were acquired during 2024. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of JUXT and Mobile Computing.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

San Francisco, California
February 27, 2025

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,		
		2024		2023
Assets				
Current assets				
Cash and cash equivalents	$	334,655	$	257,227
Trade receivable, net of allowance of $2,747, and $1,363 as of December 31, 2024 and December 31, 2023, respectively		69,371		53,559
Prepaid expenses and other current assets		19,278		13,194
Total current assets		423,304		323,980
Property and equipment, net		14,018		11,358
Operating lease right-of-use assets, net		12,108		10,446
Intangible assets, net		47,918		26,546
Goodwill		83,407		53,868
Deferred tax assets		8,774		6,418
Other noncurrent assets		2,663		2,549
Total assets	**$**	**592,192**	**$**	**435,165**
Liabilities and equity				
Current liabilities				
Accounts payable	$	4,069	$	3,621
Accrued compensation and benefits		21,677		19,263
Operating lease liabilities, current		5,420		4,235
Accrued expenses and other current liabilities		24,378		15,104
Total current liabilities		55,544		42,223
Deferred tax liabilities		8,914		3,274
Operating lease liabilities, noncurrent		7,205		6,761
Contingent consideration payable, noncurrent		2,700		—
Total liabilities		**74,363**		**52,258**
Commitments and contingencies (Note 13)				
Stockholders' equity				
Common stock, $0.0001 par value; 110,000,000 shares authorized; 83,608,819 and 75,887,475 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively		8		8
Additional paid-in capital		532,578		397,511
Accumulated deficit		(11,845)		(15,886)
Accumulated other comprehensive income/(loss)		(2,912)		1,274
Total stockholders' equity		517,829		382,907
Total liabilities and stockholders' equity	**$**	**592,192**	**$**	**435,165**

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME/(LOSS) AND COMPREHENSIVE INCOME/(LOSS)
(In thousands, except per share data)

		For the years ended December 31,				
		2024		**2023**		**2022**
Revenues	$	350,571	$	312,910	$	310,482
Cost of revenues		223,566		199,764		189,892
Gross profit		127,005		113,146		120,590
Operating expenses						
Engineering, research, and development		18,347		14,741		15,772
Sales and marketing		28,622		24,151		19,808
General and administrative		82,141		79,834		106,018
Total operating expenses		129,110		118,726		141,598
Loss from operations		(2,105)		(5,580)		(21,008)
Interest and other income, net		13,160		10,418		555
Income/(loss) before income tax		11,055		4,838		(20,453)
Provision for income taxes		7,014		6,603		8,761
Net income/(loss)	$	4,041	$	(1,765)	$	(29,214)
Foreign currency translation adjustments		(4,186)		2,122		(722)
Comprehensive income/(loss)	$	(145)	$	357	$	(29,936)
Net income/(loss) per share						
Basic	$	0.05	$	(0.02)	$	(0.42)
Diluted	$	0.05	$	(0.02)	$	(0.42)
Weighted average shares outstanding						
Basic		77,465		75,193		69,197
Diluted		79,974		75,193		69,197

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(loss)	Total Stockholders' Equity
	Shares	Amount				
Balance at January 1, 2022	**66,851**	**$ 7**	**$ 212,077**	**$ 15,093**	**$ (126)**	**$ 227,051**
Net loss	—	—	—	(29,214)	—	(29,214)
Stock-based compensation	—	—	60,968	—	—	60,968
Exercise of stock options	341	—	1,432	—	—	1,432
Issuance of common stock in 2022 Offering, net of transaction costs of $253	6,571	—	109,284	—	—	109,284
Issuance of shares and payments of tax obligations resulted from net share settlement of vested stock awards	393	—	(5,755)	—	—	(5,755)
Foreign currency translation adjustment	—	—	—	—	(722)	(722)
Balance at December 31, 2022	**74,156**	**$ 7**	**$ 378,006**	**$ (14,121)**	**$ (848)**	**$ 363,044**
Net loss	—	—	—	(1,765)	—	(1,765)
Stock-based compensation	—	—	35,516	—	—	35,516
Exercise of stock options	182	—	821	—	—	821
Issuance of shares and payments of tax obligations resulted from net share settlement of vested stock awards	1,549	1	(16,832)	—	—	(16,831)
Foreign currency translation adjustment	—	—	—	—	2,122	2,122
Balance at December 31, 2023	**75,887**	**$ 8**	**$ 397,511**	**$ (15,886)**	**$ 1,274**	**$ 382,907**
Net income	—	—	—	4,041	—	4,041
Stock-based compensation	—	—	34,167	—	—	34,167
Exercise of stock options	344	—	1,992	—	—	1,992
Issuance of common stock in 2024 Offering, net of transaction costs of $472	6,612	—	107,605	—	—	107,605
Issuance of shares and payments of tax obligations resulted from net share settlement of vested stock awards	766	—	(8,697)	—	—	(8,697)
Foreign currency translation adjustment	—	—	—	—	(4,186)	(4,186)
Balance at December 31, 2024	**83,609**	**$ 8**	**$ 532,578**	**$ (11,845)**	**$ (2,912)**	**$ 517,829**

The accompanying notes are an integral part of these consolidated financial statements.

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the years ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net income/(loss)	$ 4,041	$ (1,765)	$ (29,214)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	14,228	8,926	6,626
Operating lease right-of-use assets amortization expense	4,509	3,192	3,021
Bad debt expense	2,301	945	132
Stock-based compensation	34,167	35,516	60,968
Deferred income taxes	(4,033)	(4,140)	(3,633)
Other (income)/expenses, net	(3,071)	(3,896)	71
Changes in assets and liabilities:			
Trade receivable	(9,485)	2,084	(9,854)
Prepaid expenses and other assets	(8,319)	(511)	(3,371)
Accounts payable	(1,503)	(538)	1,729
Accrued compensation and benefits	(274)	5,260	1,694
Operating lease liabilities	(4,542)	(3,135)	(2,574)
Income taxes, net	415	(1,836)	5,075
Accrued expenses and other current liabilities	1,764	991	982
Net cash provided by operating activities	**30,198**	**41,093**	**31,652**
Cash flows from investing activities			
Purchase of property and equipment	(11,766)	(7,870)	(6,069)
Proceeds from sale of equity securities	3,581	—	—
Purchase of equity securities	—	(250)	(1,000)
Acquisition of business, net of cash acquired	(43,072)	(17,830)	(9,254)
Other investing activities, net	(44)	—	—
Net cash used in investing activities	**(51,301)**	**(25,950)**	**(16,323)**
Cash flows from financing activities			
Proceeds from common stock offering	108,077	—	109,537
Proceeds from exercises of stock options	2,254	510	1,432
Payments of tax obligations resulted from net share settlement of vested stock awards	(8,697)	(16,831)	(5,755)
Equity issuance costs	(472)	—	(253)
Payment of contingent consideration related to previously acquired businesses	—	—	(6,933)
Proceeds from debt	—	—	5,000
Repayment of debt	—	—	(5,000)
Debt issuance cost	—	—	(270)
Net cash provided by/(used in) financing activities	**101,162**	**(16,321)**	**97,758**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,131)	1,676	(722)
Net increase in cash, cash equivalents, and restricted cash	77,928	498	112,365
Cash, cash equivalents and restricted cash, beginning of period	257,227	256,729	144,364
Cash, cash equivalents and restricted cash, end of period	**$ 335,155**	**$ 257,227**	**$ 256,729**

GRID DYNAMICS HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Continued)

	For the years ended December 31,		
	2024	2023	2022
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 10,967	$ 12,365	$ 7,474
Supplemental disclosure of non-cash activities			
Acquisition fair value of contingent consideration issued for acquisition of business	$ 10,180	$ 932	$ 3,288

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	For the years ended December 31,		
	2024	2023	2022
Balance sheet classification			
Cash and cash equivalents	$ 334,655	$ 257,227	$ 256,729
Restricted cash in Prepaid and other current assets	500	—	—
Total cash, cash equivalents and restricted cash	**$ 335,155**	**$ 257,227**	**$ 256,729**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — Description of business and summary of significant accounting policies

Description of business

Grid Dynamics Holdings, Inc. (the "Company") is a leading provider of technology consulting, platform and product engineering, and advanced analytics services. The Company's core business includes cloud platform and product engineering, supply chain and advanced manufacturing, and data and machine learning platform engineering. Grid Dynamics also helps organizations become more agile and create innovative digital products and experiences through its deep expertise in emerging technology, such as artificial intelligence ("AI"), data science, cloud computing, big data and DevOps, lean software development practices and a high-performance product culture. The Company's headquarters and principal place of business is in San Ramon, California.

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries that are directly or indirectly owned or controlled. Intercompany transactions and balances have been eliminated upon consolidation.

The Company provides services to its customers utilizing its own personnel as well as personnel from subcontractors. One of the subcontractors exclusively supports and performs services on behalf of the Company and its customers. The Company had no ownership in this subcontractor ("Affiliate") as of December 31, 2024. During the year ended December 31, 2022, the Company had similar subcontractors that ceased its operations at the beginning of 2022. The Company is required to apply accounting standards which address how a business enterprise should evaluate whether it has a controlling financial interest in a variable interest entity ("VIE") through means other than voting rights and accordingly should determine whether or not to consolidate the entity. The Company has determined that it is required to consolidate the Affiliate because the Company has the power to direct the VIE's most significant activities and is the primary beneficiary of the Affiliate. The assets and liabilities of the Affiliate primarily consist of inter-company balances and transactions all of which have been eliminated in consolidation. There was minimal activity in the Affiliate during the year ended December 31, 2024.

Use of estimates

The preparation of the consolidated financial statements in accordance with the U.S. generally accepted accounting principles ("GAAP") requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company evaluates its estimates on an ongoing basis including allowance for credit losses, determination of fair value, useful lives and recoverability of intangible assets and goodwill, valuation of stock-based compensation and contingent consideration payable, determination of provision for income taxes, deferred tax assets and liabilities and uncertain tax positions. The Company builds its estimates on historical data and assumptions as well as forward-looking expectations that the Company believes to be reasonable under current conditions and circumstances. Actual results could differ from these estimates and such differences could be material.

Foreign currency translation

The Company's reporting currency is the U.S. dollar. All assets and liabilities of consolidated foreign subsidiary whose functional currency is different from the U.S. dollar are translated into U.S. dollar at the current exchange rate as of the end of the period, and revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a component of Accumulated other comprehensive income/(loss), net.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and short-term, highly liquid investments and deposits with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value due to their short-term nature.

Investments in equity securities

The Company holds investments in public and privately-held entities. As the Company does not have either controlling interest or significant influence over these entities, investments are accounted using two different methods depending on the type of equity investments:

- Equity investments in public entities are measured and carried at fair value with any changes recognized in Other income/(expense), net in the consolidated statements of income/(loss) and comprehensive income/(loss).

- Equity investments that do not have readily determinable fair value are accounted for under the fair value measurement alternative. Under the measurement alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on non-marketable securities, whether realized or unrealized, are recognized in Other income/(expense), net in the consolidated statements of income/(loss) and comprehensive income/(loss).

The Company classifies its investments in equity securities in Other noncurrent assets in the Company's consolidated balance sheets.

Contract balances

Depending on the timing of revenue recognition and contractual payment terms, the Company records trade receivables, contract assets or contract liabilities in its consolidated financial statements. The Company's accounts receivables are rights to consideration that are conditional only on the passage of time. Accounts receivable are recorded net of allowance for credit losses. From time-to-time, a service period may overlap with a period-end and the unbilled receivables represent amounts for services performed through period-end, but not yet billed. The unbilled receivable represents the amount expected to be billed and collected for services performed through period-end in accordance with contract terms. Comparatively, if a right to consideration is conditional upon factors other than the passage of time, the Company records contract assets. Contract assets usually arise in fixed-price arrangements when services have been provided, but the Company is to satisfy other performance obligations to receive consideration. If the Company receives consideration in advance of the performance obligation being satisfied or in excess of the revenue recognized, the Company records a contract liability. The Company records its contract assets and liabilities on a net contract-by-contract basis at the end of each reporting period.

Allowance for credit losses

The Company maintains an allowance against accounts receivable for the estimated probable losses on uncollectible accounts. The allowance is based upon historical loss experience, as adjusted for the current market conditions and forecasts about future economic conditions. Accounts receivable are charged off against the reserve when, in management's estimation, further collection efforts would not result in a reasonable likelihood of receipt. Movement of allowance for credit losses for the years ended December 31, 2024, 2023 and 2022 is presented in the following table:

	Balance at Beginning of Year	Provision/ Adjustment	Write-offs	Net Foreign Currency Exchange Rate Changes	Balance at End of Year
Year ended December 31, 2024	$ 1,363	$ 2,301	$ (882)	$ (35)	$ 2,747
Year ended December 31, 2023	$ 443	$ 945	$ (47)	$ 22	$ 1,363
Year ended December 31, 2022	$ 315	$ 132	$ —	$ (4)	$ 443

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, generally two to 10 years. Leasehold improvements and property under capital leases are amortized over the shorter of estimated useful lives of the assets or the lease term. Expenditures for repairs and maintenance are expensed as incurred.

Software development costs

The Company incurs certain internal and external costs associated with the development of internally used software. Such costs are capitalized once the application development stage is reached, and it is probable that the project will be completed, and the software will be used to perform the function intended. Capitalization ceases and amortization begins once the developed software is substantially complete and ready for its intended use. The capitalized amounts are included in Property and

equipment, net on the consolidated balance sheets. Costs incurred during planning, preliminary project and post-implementation stages are expensed as incurred.

Internally developed software is amortized on a straight-line basis over the useful life of the respective asset, generally two years. Amortization of internally developed software is recorded within Engineering, research, and development and Sales and marketing expenses in the consolidated statements of income/(loss) and comprehensive income/(loss) as the software is developed for purposes of supporting internal R&D, engineering, and marketing activities. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There was no impairment of internally developed software in the years ended December 31, 2024, 2023 and 2022.

Business combinations

The Company accounts for business combinations under the acquisition method of accounting that requires to allocate the purchase price of acquired company to any assets acquired and liabilities assumed at the acquisition date based on their estimated fair values. Any excess of the fair value of purchase consideration over the fair value of the assets acquired less liabilities assumed is recorded as goodwill. The Company uses management estimates and industry data to assist in establishing the acquisition date fair values of assets acquired, liabilities assumed, and contingent consideration granted, if any. These estimates and valuations require the Company to make significant assumptions, including projections of future events and operating performance.

Goodwill

Goodwill represents the excess of purchase price over the fair value of the net assets of businesses acquired. Goodwill is not amortized but is to be tested for impairment at least annually, or more frequently if indicators of potential impairment arise. Impairment evaluation is performed at reporting unit level. Based on the internal reporting structure, the Company had one reporting unit as of December 31, 2024 and 2023.

On December 31 of each year the Company makes a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, including goodwill. If the Company determines that the fair value of the reporting unit is less than its carrying amount, it will perform a quantitative analysis; otherwise, no further evaluation is necessary.

For the quantitative impairment assessment, the Company compares the fair value of the reporting unit to its carrying value, including goodwill. The Company uses the discounted cash flow method of the income approach and market approach to determine the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the Company will recognize a loss equal to the excess, limited to the total amount of goodwill allocated to that reporting unit. Impairments, if any, are charged directly to earnings. There was no impairment of goodwill in the years ended December 31, 2024, 2023 and 2022.

Intangible assets other than goodwill

Finite-lived intangible assets include assets acquired as a result of a business acquisition and are initially measured at estimated fair values as of the acquisition date. Depending on class of intangible asset the Company may utilize various methods to determine its estimated fair value, including "multi-period excess earnings", "relief-from-royalty", or "with and without" methods. After the initial recognition, finite-lived intangible assets are amortized over the asset's useful lives. Amortization is computed either on the straight-line basis or declining balance method ranging between two and 12 years.

The Company evaluates the estimated useful lives and potential impairment of finite and indefinite-lived intangible assets on an annual basis or more frequently whenever events or changes in circumstances indicate that the carrying value of the assets may not be fully recoverable. If facts and circumstances indicate that the carrying value might not be recoverable, projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful lives is compared against their respective carrying amounts. If an asset is found to be impaired, the impairment charge will be measured as the amount by which the carrying amount of an entity exceeds its fair value. There was no impairment of intangible assets in the years ended December 31, 2024, 2023 and 2022.

The Company does not have intangible assets other than goodwill that have indefinite useful lives.

Fair value

Financial instruments are required to be categorized within a valuation hierarchy based upon the lowest level of input that is significant to the fair value measurement. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

- *Level 1* — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- *Level 2* — Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data.

- *Level 3* — Unobservable inputs that are supported by little or no market activities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.

Leases

The Company determines if an arrangement is a lease or contains a lease at lease inception. Assessment and classification of lease as either operating or financing is performed at the lease commencement date. Operating lease liabilities and their corresponding right-of-use assets ("RoU Assets") are initially measured based on the present value of future lease payments over the expected remaining lease term. RoU Asset value is additionally adjusted by initial direct costs and incentives received. Present value is calculated based on either the interest rate implicit in the lease agreement or, if not available, based on our incremental borrowing rate. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment.

The Company typically only includes an initial lease term in its assessment of a lease arrangement. Options to renew or terminate a lease are not included in the Company's assessment unless there is reasonable certainty that the Company will exercise the renewal option. RoU Assets are subject to periodic impairment tests. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

In accordance with ASC Topic 842, components of a lease should be split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components. The Company elected a practical expedient to account for lease and non-lease components together as a single lease component. The Company also elected the short-term lease recognition exemption for all classes of lease assets with an original term of twelve months or less. For transition, practical expedients were accepted to carry forward historical accounting for any expired or existing contracts that are or contain lease contracts and not to re-assess initial direct costs for any expired or existing leases.

Government assistance and incentives

The Company is eligible to a range of government incentives, including cash grants and refundable tax credits across various jurisdictions in which it operates. These incentives are generally contingent on meeting specific regulatory requirements, including among others achieving specified employment rates, conducting certain qualified investment, research and development and promotional activities. As U.S. GAAP does not provide authoritative guidance on accounting for government assistance, the Company applies an accounting policy by analogy to International Accounting Standard 20 ("IAS 20"), *Accounting for Government Grants and Disclosure of Government Assistance.* In accordance with IAS 20, the Company recognizes benefits from government assistance in Other income/(expense), net or as a reduction to the related Operating expenses in the consolidated statements of income/(loss) and comprehensive income/(loss) when there is reasonable assurance that the terms of the assistance will be met. Funds received before the Company meets the terms of the government assistance are reported as a deferred income classified in the consolidated balance sheets under Accrued expenses and other current liabilities or Other non-current liabilities depending on grant's maturity. During each of the years ended December 31, 2024 and 2023, the Company recognized $1.3 million related to government assistance, which are included in Cost of revenues and

Operating expenses in the consolidated statements of income/(loss) and comprehensive income/(loss). There was no material government assistance received during the year ended December 31, 2022.

Revenues

The Company accounts for a contract when there is a commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized only when control of the promised services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services. A promise to transfer a distinct service is defined as a performance obligation.

The Company derives its revenue from contracts for consulting and hosting services. These contracts have different terms based on the scope and complexity of engagements and are priced based on time-and-material, fixed-fee or multiple fee types. Consideration for some contracts may include variable consideration including volume discounts. If the consideration promised in a contract includes a variable amount, the Company only includes estimated amounts of consideration in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. These estimates may require management to make subjective judgments and to make estimates about the effects of matters inherently uncertain. The determination of whether to constrain consideration in the transaction price are based on information (historical, current and forecasted) that is reasonably available to the Company, taking into consideration the type of customer, the type of transaction and the specific facts and circumstances of each arrangement.

If the Company is not certain about collectability of consideration for services rendered, revenue recognition is deferred until uncertainty is sufficiently resolved. The Company reports gross reimbursable "out-of-pocket" expenses incurred as both revenues and cost of revenues in the consolidated statements of loss and comprehensive income/(loss).

Consulting services

The Company offers a suite of digital engineering and information technology ("IT") consulting services, including digital transformation strategy, emerging technology, lean labs and legacy system replatforming. The Company recognizes revenue for services over time as the customer simultaneously receives and consumes the benefits as the Company performs IT consulting services. Consulting services require the Company to provide a series of distinct daily services and as such represent a single performance obligation earned over the term of a contract and the value derived corresponds to the labor hours expended. Therefore, the Company measures the progress and recognizes revenue using an effort-based input method. Where applicable the Company applies the practical expedient and revenue from time-and-materials contracts is recognized based on the right to invoice for services performed, with the corresponding cost of providing those services reflected as cost of sales when incurred. For fixed fee contracts, the Company recognizes revenue as the work is performed, the monthly calculation of which is based upon actual labor hours incurred and level of effort expended throughout the duration of the contract.

Hosting services

The Company's hosting services contracts comprise of the right to access hosted software, and use apart from hosting, set-up, installation, support and maintenance services. The Company does not grant the customer with the right to take possession of the software at any time during the hosting period. Due to the complexity of software, installation, set-up, support and maintenance services are provided only at the level of service provider, and the customer can benefit from these services only when combined with software and hosting services. Accordingly, each of these services is not considered a distinct performance obligation in terms of a contract, and are combined in a single performance obligation. Because hosting services are transferred to the customer evenly over the contract period, the Company recognizes revenue ratably over the term of the contract.

Cost of revenues

Cost of revenue primarily consists of compensation for professional staff generating revenues for the Company. Compensation includes salary, benefits, performance bonuses, retention bonuses, stock compensation expense, technology and travel expenses. The Company allocates a portion of depreciation and amortization to cost of revenue.

Engineering, research and development

Engineering, research, and development expenses primarily include compensation for professional staff performing research and development related activities that are not directly attributable to generating revenues for the Company. Research and development activities relate to building and scaling the next generation e-commerce platform solutions for customers.

Research and development costs are expensed as incurred. Engineering, research, and development expenses also include depreciation and amortization costs, stock-based compensation expenses and performance and retention bonuses.

Sales and marketing

Sales and marketing expenses are those expenses associated with promoting and selling the Company's services and include such items as sales and marketing personnel salaries, benefits, stock compensation expenses, travel, advertising, depreciation and amortization, performance and retention bonuses, and other promotional activities.

General and administrative

General and administrative expenses include other operating items such as officers' and administrative personnel salaries, benefits, stock compensation expenses, legal, tax and audit expenses, public company related expenses, insurance, technology costs, facility costs, performance and retention bonuses, depreciation and amortization, including amortization of purchased intangibles, and operating lease expenses.

Advertising and promotional expenses

Advertising and promotional costs are expensed in the period in which they are incurred and are included in Sales and marketing expenses. For the years ended December 31, 2024, 2023 and 2022, advertising and promotional expenses totaled $0.9 million, $1.0 million and $0.9 million, respectively.

Stock-based compensation

The Company recognizes the cost of its stock-based awards based on the fair value of these awards at the date of grant. The fair value of service-based and performance based awards without market conditions at the date of grant is based on the closing price of the Company's shares on Nasdaq. For performance awards with market conditions the grant date fair value is measured using the Monte-Carlo model. Grant-date fair value of stock options is estimated using the Black-Scholes-Merton option pricing model. The model requires management to make a number of key assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends. The Company evaluates the assumptions used to value its share-based awards on each grant date. For an award with graded vesting that is subject only to a service condition (e.g., time-based vesting), the Company uses the straight-line attribution method under ASC Topic 718 under which it recognizes compensation cost on a straight-line basis over the total requisite service period for the entire award (i.e., over the requisite service period of the last separately-vesting tranche of the award). For awards with performance conditions the compensation cost recognized is based on the actual or expected achievement of the performance condition based on the graded attribution method. Additionally, the Company applies the "floor" concept so that the amount of compensation cost that is recognized as of any date is at least equal to the grant-date fair value of the vested portion of the award on that date. That is, if the straight-line expense recognized to date is less than the grant date fair value of the award that is legally vested at that date, the company will increase its recognized expense to at least equal the fair value of the vested amount. The requisite service period, which is the vesting period, of service-based and performance-based awards is typically four years and three years, respectively. However, performance-based awards granted during the years ended December 31, 2023 and 2022 had a requisite service period of one year. The Company made an accounting policy election to account for forfeitures when they occur.

Benefit plans

The Company maintains a 401(k) defined contribution savings and retirement plan for substantially all of its U.S. employees. Subject to ERISA regulations, an employee may elect to contribute an amount up to 90% of compensation during each plan year not to exceed the annual maximum defined by the IRS. The Company is not required to make contributions to the plan but can make discretionary contributions. The Company has not made any contributions to the 401(k) plan for the years ended December 31, 2024, 2023, and 2022.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The determination of the provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. The provision for income taxes reflects a combination of income earned and taxed in the various U.S. federal and state, international and other jurisdictions. Jurisdictional tax law changes, increases or decreases in permanent differences between book and tax items, accruals or adjustments of accruals for tax contingencies or valuation allowances, and the change in the mix of earnings from these taxing jurisdictions all affect the overall effective tax rate.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Management considers all available evidence, both positive and negative, in determining whether a valuation allowance is required. Such evidence includes prior earnings history, the scheduled reversal of deferred tax liabilities, projected future taxable income, carryback and carryforward periods of tax attributes, and tax planning strategies that could potentially enhance the likelihood of realization of a deferred tax asset in making this assessment. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

The Company evaluates for uncertain tax positions at each balance sheet date. When it is more likely than not that a position will be sustained upon examination by a tax authority that has full knowledge of all relevant information, the Company measures the amount of tax benefit from the position and records the largest amount of tax benefit that is greater than 50% likely of being realized after settlement with a tax authority. The Company's policy for interest and/or penalties related to underpayments of income taxes is to include interest and penalties in income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and potential dilutive common shares outstanding during the period. Diluted earnings per share include outstanding stock options, unvested restricted stock units ("RSUs") and performance stock units ("PSUs"), except cases where the effect of the inclusion of options would be antidilutive. The Company includes PSUs in computation of diluted earnings per share when they become contingently issuable per the authoritative guidance and excludes them when they are not contingently issuable. The dilutive effect of potentially dilutive securities is reflected in diluted earnings per share by application of the treasury stock method.

Prior period reclassifications

Certain amounts on the consolidated balance sheet and consolidated statement of cash flows in prior periods have been reclassified to conform with the current period presentation.

Certain significant risks and uncertainties

The Company is subject to risks, including but not limited to customer concentration, concentrations of credit and foreign currency risks.

Concentrations of credit risk

Capital resources

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We manage our credit risk exposure through timely assessment of our counterparty creditworthiness and credit limits.

The Company places its cash and cash equivalents with high credit-quality financial institutions. The Company places its cash with financial institutions considered stable in the region and conducts ongoing assessment of its creditworthiness. At the same time, a banking crisis, bankruptcy or insolvency of banks that process or hold the Company's funds, may result in the loss of the Company's deposits or adversely affect the Company's ability to complete banking transactions, which could adversely affect the Company's business and financial condition.

As of December 31, 2024 and 2023, the Company's cash held outside the U.S. was $38.6 million and $21.2 million, respectively. This included, among others, Switzerland, the U.K., Netherlands, India, Poland, Argentina, Mexico, Armenia, Moldova, Serbia and other countries. The banking sector of Ukraine, Armenia, Moldova, Serbia, Mexico and Argentina remains periodically unstable, as their banking and other financial systems generally do not meet the financial standards of more developed European and American markets, and bank deposits made by corporate entities are not insured. In addition, the Ukrainian financial system was and continues to be significantly impacted by military action launched by Russia against the country. As of December 31, 2024 and 2023, cash balances held in Ukraine equaled $0.1 million and $4.3 million, respectively. The Company tends to hold cash in Ukraine and other countries with less developed and regulated banking systems where it has operations at levels necessary to cover operating needs of local entities.

Customers

The Company derives its revenues from customers operating in multiple industries located around the world. This fact accompanied by ongoing evaluation of customer financial positions allows the Company to disaggregate and limit its exposure to credit risk. Historically, the Company has not experienced significant credit losses and write-offs of accounts receivable, however, if any of its customers encounter financial difficulties or become insolvent, the Company's credit losses could increase which would negatively affect its results of operations.

The following table shows the number of customers exceeding 10% of the Company's billed and unbilled receivable balances at December 31, 2024 and 2023:

| | As of December 31, | |
	2024	2023
Billed receivables	1	1
Unbilled receivables	1	2

The following table shows the percentage of revenue derived from each customer exceeding 10% of the Company's revenues during the years ended December 31, 2024, 2023 and 2022:

| | For the years ended December 31, | | |
	2024	2023	2022
Customer 1	16.0 %	14.4 %	12.6 %
Customer 2	n/a	n/a	10.6 %

Foreign currency risks

The Company is exposed to foreign currency exchange rate risk in the ordinary course of business. The Company's operations are predominantly conducted in U.S. dollars. Other than U.S. dollars, the Company predominantly generates revenues in British pounds and Euro and incur expenditures principally in Polish zlotys, Euro, British pounds, Mexican pesos and Indian rupees. International foreign operations expose the Company to foreign currency exchange rate changes that could impact remeasurement of foreign denominated monetary assets and liabilities into subsidiaries functional currencies with the remeasurement impact recorded in the consolidated statements of income/(loss) and comprehensive income/(loss). The Company has not entered into any foreign exchange forward contracts, derivatives, or similar financial instruments to hedge against the risk of foreign exchange rate fluctuations. During the years ended December 31, 2024, 2023, and 2022, the net loss on foreign currency transactions was $1.0 million, $2.3 million, and $1.5 million, respectively.

Recently adopted accounting pronouncements

Changes to the U.S. GAAP are established by the Financial Accounting Standards Board (the "FASB"), in the form of Accounting Standards Updates ("ASUs"), to the FASB's ASC. The Company will adopt these changes according to the various timetables the FASB specifies.

On November 2023, the FASB issued ASU 2023-07, *Segment Reporting* (Topic 280) — *Improvements to Reportable Segment Disclosures,* that expands disclosures requirements around significant segment expenses and other segment items that are included in reported measure of segment profit or loss. The guidance also requires entities to provide in their interim financial reports all disclosures about a reportable segment's profit or loss and assets that are currently required only on annual basis. Guidance also obliges entities with a single reportable segment to provide all the disclosures under amended ASC 280 in their interim and annual financial statement. The Company adopted the new guidance for its 2024 annual period with no significant impact on its disclosures. See Note 13 "Segment and geographic information" for further details.

Recently issued accounting pronouncements

On December 14, 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures* (Topic 740) — Improvements to Income Tax Disclosures, which expands annual disclosure requirements around income taxes primarily related to the rate reconciliation and income taxes paid. The new guidance is effective for annual reporting periods beginning after December 15, 2024 with early adoption permitted. The guidance will be applied on a prospective basis with a retrospective application option. The Company intends to adopt this standard in its Annual Report on Form 10-K for the year ended December 31, 2025 and is currently evaluating the potential impact of this guidance on its disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures* (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring more detailed information about the types of expenses included in certain expense captions presented on the consolidated statements of income. Additionally, this amendment requires the disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively and the disclosure of the total amount of selling expenses. The new guidance is effective for annual periods beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027 on a prospective or retrospective basis, with an early adoption permitted. The Company's annual reporting requirements will be effective for fiscal year 2027. The Company is in the process of analyzing the impact of the ASU on related disclosures.

The Company does not believe any other new accounting pronouncements issued by the FASB that have not become effective will have a material impact on its consolidated financial statements

Note 2 — Acquisitions

Overview of transactions

Mobile Computing — On October 4, 2024, the Company acquired all shares of Mobile Computing S.A. ("Mobile Computing"), an Argentina-based company, for a purchase price of $16.0 million including cash paid at closing of $13.3 million and contingent consideration with an acquisition-date fair value of $2.7 million. The maximum amount of potential contingent cash consideration is $3.0 million, subject to attainment of certain revenue and gross profit metrics within 12 months. The acquisition of Mobile Computing expanded the Company's client portfolio, strengthened its expertise in digital product co-creation and User Interface ("UI")/User Experience ("UX") services and significantly contributes to the "Follow-the-Sun" model to better serve clients.

JUXT — On September 26, 2024, the Company acquired 100% of a group of UK-based companies, including Headrunner Limited and Congreve Computing Ltd., with their wholly owned subsidiary JUXT Ltd. (collectively referred to as "JUXT"). The total purchase consideration was $47.0 million, consisting of cash consideration of $39.5 million paid at closing and fair value of the contingent consideration at the date of the acquisition of $7.5 million. The maximum amount of potential contingent cash consideration is $9.4 million, subject to attainment of certain revenue and gross profit metrics within 12 months. The acquisition of JUXT strengthened the Company's go-to-market positioning in the Finance vertical and opened new opportunities across the European market.

NextSphere — On April 18, 2023, the Company completed the acquisition of 100% of NextSphere Technologies, Inc. ("NextSphere") for a purchase consideration of $25.2 million, consisting of $24.3 million of cash paid at closing and contingent consideration with an acquisition-date fair value of $0.9 million. The maximum amount of potential contingent cash consideration was $2.0 million, subject to attainment of certain revenue and gross profit targets within 12 months. The acquisition of NextSphere added two large engineering centers in India's tech hubs of Hyderabad and Chennai. The Company believes this acquisition supported the Company's objectives of enhancing its technical capabilities, expanding its global footprint, and increasing its client base.

Mutual Mobile — On December 23, 2022, the Company acquired all shares of Mutual Mobile Inc. ("Mutual Mobile") for a total purchase price of $16.1 million, consisting of cash consideration of $12.8 million paid at closing and fair value of the contingent consideration at the date of the acquisition of $3.3 million. The maximum amount of potential contingent cash consideration was $5.0 million, subject to attainment of certain revenue and gross profit metrics within 12 months. The acquisition of Mutual Mobile accelerated the Company's strategic expansion into the India engineering market and further solidified Grid Dynamics' commitment to global growth.

Assets acquired and liabilities assumed

The following table summarizes the fair values of the assets acquired and liabilities assumed as updated for any changes as of December 31, 2024. The amounts related to JUXT and Mobile Computing acquisitions represent the Company's provisional fair value estimates and are subject to subsequent adjustments as additional information is obtained during the applicable measurement period. The primary provisional amounts for JUXT include certain working capital accounts that are not yet finalized. The primary provisional amounts for Mobile Computing include primarily valuation of intangible assets and related income taxes as well as certain working capital assets and liabilities accounts. The Company expects to complete the purchase

price allocations as soon as practicable but no later than one year from the acquisition dates. Fair values of assets acquired and liabilities assumed as a result of NextSphere and Mutual Mobile acquisitions were finalized during the fourth quarter of 2023.

	Mobile Computing	JUXT	NextSphere	Mutual Mobile
	(in thousands)			
Cash, cash equivalents and restricted cash	$ 2,330	$ 7,344	$ 6,449	$ 3,528
Trade receivables[1]	1,496	7,132	2,639	914
Prepaid expenses and other current assets	379	263	620	540
Intangible assets	8,674	18,870	9,906	3,749
Goodwill[2]-[5]	7,615	23,332	9,031	8,879
Property and equipment, and other noncurrent assets	408	231	703	234
Total assets acquired	**$ 20,902**	**$ 57,172**	**$ 29,348**	**$ 17,844**
Accounts payable, accrued expenses and other current liabilities	$ (1,858)	$ (5,451)	$ (1,990)	$ (1,576)
Deferred taxes	(3,027)	(4,753)	(2,427)	(686)
Other noncurrent liabilities	(59)	—	—	—
Total liabilities assumed	**$ (4,944)**	**$ (10,204)**	**$ (4,417)**	**$ (2,262)**
Purchase price allocation	**$ 15,958**	**$ 46,968**	**$ 24,931**	**$ 15,582**

_____

(1) The estimated fair values of trade receivables equaled their gross contractual amounts due as of the acquisition dates, all of which were collected by the Company as of December 31, 2024 and December 31, 2023, respectively.

(2) The goodwill recognized as a result of the Mobile Computing is primarily attributed to the value the Company expects to achieve through growth opportunities in Latin America as well as the assembled workforce acquired. The goodwill is not deductible for income tax purposes.

(3) The goodwill recognized as a result of the JUXT acquisition is primarily attributed to synergies expected to be achieved by expanding the Company's ability to serve customers in Europe and the assembled workforce acquired. The goodwill is not deductible for income tax purposes.

(4) The goodwill recognized as a result of the NextSphere acquisition represents the value the Company expects to achieve through the implementation of operational synergies and growth opportunities as the Company expands its global reach as well as the assembled workforce acquired. The goodwill is not deductible for income tax purposes.

(5) The goodwill recognized as a result of the Mutual Mobile acquisition is primarily attributed to synergies expected to be achieved by combining the businesses of the Company and Mutual Mobile, expected future contracts, the assembled workforce acquired and other factors. The goodwill is not deductible for income tax purposes.

The estimated fair value, useful lives and amortization methods of identifiable intangible assets as of the date of acquisition updated for any changes during the year ended December 31, 2024 are as follows:

	Mobile Computing		JUXT		NextSphere		Mutual Mobile	
	Value	Life	Value	Life	Value	Life	Value	Life
	(values in thousands)							
Customer relationships	$ 8,318	8 years	$17,568	8 years	$ 8,415	10 years	$ 3,453	8 years
Acquired software	—		—		995	2.5 years	—	
Trade name	356	2 years	1,302	2.5 years	496	2 years	152	4 years
Non-compete agreements	—		—		—		144	2 years
Total identified intangible assets	**$ 8,674**		**$18,870**		**$ 9,906**		**$ 3,749**	

Effect on operating results

During the years ended December 31, 2024, 2023 and 2022, the Company incurred $2.4 million, $1.0 million and $0.6 million, respectively, of transaction-related costs, that were included in General and administrative costs in the consolidated statements of income/(loss) and comprehensive income/(loss).

Revenues generated by above-mentioned acquired companies during the period of one year starting from the acquisition date and included in the consolidated statements of income/(loss) and comprehensive income/(loss) totaled $16.1 million, $15.3 million and $0.3 million during the years ended December 31, 2024, 2023 and 2022, respectively.

These unaudited pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations as they would have been had the acquisition of Mobile Computing and JUXT occurred on the assumed date, nor are they necessarily an indication of future operating results.

	For the years ended December 31			
	2024		2023	
	(in thousands)			
Revenues	$	380,768	$	349,038
Net income	$	5,391	$	1,021

Note 3 — Fair value

Estimates of fair value of financial instruments not carried at fair value on a recurring basis are generally subjective in nature, and are determined as of a specific point in time based on the characteristics of the financial instruments and relevant market information. The Company's financial assets and liabilities are generally short-term in nature; therefore, the carrying value of these items approximates their fair value. The following table summarizes certain fair value information as of December 31, 2024 and 2023 for financial assets and liabilities measured at fair value on a recurring basis, as well as estimated fair values of certain other financial assets and liabilities not measured on a recurring basis:

				Fair Value Hierarchy					
	Balance		Estimated Fair Value		Level 1		Level 2		Level 3
	(in thousands)								
December 31, 2024									
Financial Assets:									
Cash equivalents:									
Money market funds	$	267,206	$	267,206	$	267,206	$	—	$ —
Long-term investments:									
Non-marketable equity securities[1]	$	1,250							
Financial Liabilities:									
Contingent consideration payable	$	9,729	$	9,729	$	—	$	—	$ 9,729
December 31, 2023									
Financial Assets:									
Cash equivalents:									
Money market funds	$	204,388	$	204,388	$	204,388	$	—	$ —
Long-term investments:									
Marketable equity securities	$	421	$	421	$	421	$	—	$ —
Non-marketable equity securities[1]	$	1,250							

_____

(1) Equity securities that do not have readily determinable fair value and are measured at cost.

Investments in equity securities

During the year ended December 31, 2024, the Company sold its marketable equity securities with proceeds of $3.6 million.

Investment in non-marketable equity securities held by the Company as of December 31, 2024 and 2023 represents investment in its related party, a company affiliated with the member of the Company's board of drectors, that does not have readily determinable fair values.

Contingent consideration payable

The fair value of contingent consideration payable is determined using the Monte-Carlo model which is primarily based on projected financial results of acquired business adjusted to market risk assumptions, probability of achievement of performance targets set in purchase agreements and respective discount rates. Even though there is significant judgment involved, the Company believes its estimates and assumptions are reasonable. Changes in financial projections, discount rates, timing and amount of specific milestone estimates, as well as probability assumptions related to achieving the various performance milestones would result in a change in the fair value of the recorded contingent consideration payable. Such changes, if any, are recorded in Other income/(expense), net in the consolidated statements of income/(loss) and comprehensive income/(loss).

The following table present the weighted average discount rates for risk-free performance targets and time value used to determine fair values of contingent considerations payables for acquisitions completed during the years ended December 31, 2024, 2023 and 2022:

	Mobile Computing	JUXT	NextSphere	Mutual Mobile
Weighted average discount rate for risk-free performance targets	20.1 %	10.5 %	15.5 %	10.3 %
Discount rate for credit risk and time value	3.6 %	3.8 %	7.7 %	3.0 %

The Company records short-term contingent consideration payable in Accrued expense and other current liabilities in its consolidated balance sheets. A reconciliation of the beginning and ending balances of Level 3 acquisition-related contingent consideration payable using significant unobservable inputs for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Amount
	(in thousands)
Contingent consideration payable as of January 1, 2022	$ 6,933
Acquisition date fair value of contingent consideration payable — Mutual Mobile	3,288
Payment of contingent consideration — Daxx	(1,933)
Payment of contingent consideration — Tacit	(5,000)
Contingent consideration payable as of December 31, 2022	$ 3,288
Acquisition date fair value of contingent consideration payable — NextSphere	932
Change in fair value of contingent consideration payable included in Other income/(expense), net — Mutual Mobile	(3,288)
Change in fair value of contingent consideration payable included in Other income/(expense), net — NextSphere	(932)
Contingent consideration payable as of December 31, 2023	$ —
Acquisition date fair value of contingent consideration payable — JUXT	7,480
Acquisition date fair value of contingent consideration payable — Mobile Computing	2,700
Effect of net foreign currency exchange rate changes	$ (451)
Contingent consideration payable as of December 31, 2024	$ 9,729

There were no transfers of liabilities among the levels within the fair value hierarchy during the years ended December 31, 2024, 2023 and 2022.

Note 4 — Property and equipment, net

Property and equipment, net consist of the following:

	Estimated Useful Life (in years)	As of December 31,			
		2024		2023	
		(in thousands)			
Computers and equipment	2 - 6	$	16,377	$	13,837
Furniture and fixtures	3 - 10		1,741		1,732
Leasehold improvements	2 - 8		1,329		1,343
Software	3 - 5		1,215		1,236
Machinery and automobiles	4 - 6		894		570
		$	21,556	$	18,718
Less: Accumulated depreciation and amortization			(15,439)		(12,441)
		$	6,117	$	6,277
Capitalized software development costs	2	$	17,177	$	9,050
Less: Accumulated amortization			(9,276)		(3,969)
		$	7,901	$	5,081
Property and equipment, net		$	**14,018**	$	**11,358**

During the years ended December 31, 2024 and 2023, the Company capitalized $8.1 million and $5.9 million of internally developed software costs, respectively.

Property and equipment depreciation and amortization expense for the years ended December 31, 2024, 2023, and 2022 was $9.2 million, $5.2 million, and $4.2 million, respectively.

Note 5 — Goodwill and intangible assets, net

Goodwill rollforward for the years ended December 31, 2024 and 2023 was as follows:

	Amount
	(in thousands)
Goodwill as of January 1, 2023	$ 45,514
Mutual Mobile purchase accounting adjustment	(677)
Acquisition of NextSphere	9,031
Goodwill as of December 31, 2023	$ 53,868
Acquisition of JUXT	23,332
Acquisition of Mobile Computing	7,615
Effect of net foreign currency exchange rate changes	(1,408)
Goodwill as of December 31, 2024	$ 83,407

There were no accumulated impairment losses of goodwill recorded as of December 31, 2024 and 2023.

Intangible assets consist of the following:

	Estimated Useful Life	As of December 31,	
		2024	2023
	(in years)	**(in thousands)**	
Customer relationships	8 - 12	$ 52,664	$ 27,839
Tradenames	2 - 10	6,904	5,324
Acquired software	2.5	995	995
Non-compete agreements	2	584	584
		$ 61,147	$ 34,742
Less: Accumulated amortization		(13,229)	(8,196)
Intangible assets, net		$ 47,918	$ 26,546

Intangible assets amortization expense for the years ended December 31, 2024, 2023, and 2022 was $5.0 million, $3.7 million, $2.5 million, respectively. Based on the carrying value of the Company's existing intangible assets as of December 31, 2024, the estimated amortization expense for the future years is as follows:

	Amount
	(in thousands)
2025	$ 7,390
2026	6,894
2027	6,349
2028	6,210
2029	5,704
Thereafter	15,371
Total	$ 47,918

Note 6 — Accrued expense and other current liabilities

The components of accrued expense and other current liabilities were as follows:

	As of December 31,	
	2024	**2023**
	(in thousands)	
Contingent consideration payable, current	$ 7,029	$ —
Accrued income tax	6,820	8,828
Accrued expenses	5,111	2,943
Deferred revenue	2,690	577
Value added tax payable	1,281	993
Other liabilities	1,447	1,763
Total accrued expense and other current liabilities	**$ 24,378**	**$ 15,104**

As of December 31, 2023 the Company had payable to its related party, a company affiliated with the member of the Company's board of directors, in the amount of $0.6 million that was classified as Accrued expense and other current liabilities in the consolidated balance sheet. The Company fully settled this payable during the first quarter of 2024. There were no payables to related parties as of December 31, 2024.

Note 7 — Debt

Revolving Credit Facility — On March 15, 2022, the Company entered into a Credit Agreement (the "Credit Agreement") by and among the Company, as borrower, the guarantors party thereto from time to time, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders. The Credit Agreement provided for a secured multicurrency revolving loan facility with an initial aggregate principal amount of up to $30.0 million, with a $10.0 million letter of credit sublimit. The Company could increase the size of the revolving loan facility up to $50.0 million, subject to certain conditions and additional commitments from existing and/or new lenders. The Credit Agreement matures on March 15, 2025. The Company is currently seeking to extend this term.

At the Company's option, borrowings under the Credit Agreement accrued interest at a per annum rate based on either (i) the base rate plus a margin ranging from 1.0% to 1.5%, (ii) an adjusted term Secured Overnight Financing Rate ("SOFR") or adjusted the Euro Interbank Offer Rate ("EURIBOR") (based on one, three or six-month interest periods) plus a margin ranging from 2.0% to 2.5%, or (iii) an adjusted daily simple SOFR rate (or SONIA rate in the case of loans denominated in pounds sterling, or SARON rate in the case of loans denominated in Swiss francs), plus a margin ranging from 2.0% to 2.5%, in each case, with the applicable margin determined based on the Company's consolidated total leverage ratio. The Company was also obligated to pay other closing fees, administration fees, commitment fees and letter of credit fees customary for a credit facility of this size and type.

The Company's obligations under the Credit Agreement were required to be guaranteed by certain of its domestic subsidiaries meeting materiality thresholds set forth in the Credit Agreement. Such obligations, including the guaranties, are secured by substantially all of the personal property of the Company and the Company's subsidiary guarantors.

The Credit Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, incur debt, grant liens, undergo certain fundamental changes, make investments and acquisitions, make certain restricted payments, dispose of assets, enter into certain transactions with affiliates, and enter into burdensome agreements, in each case, subject to limitations and exceptions set forth in the Credit Agreement. The Company is also required to maintain compliance with a consolidated total leverage ratio, determined in accordance with the terms of the Credit Agreement. As of December 31, 2024, the Company was in compliance with all covenants contained in the Credit Agreement.

As of December 31, 2024 and December 31, 2023, respectively, the Company did not have any outstanding debt under the Credit Agreement.

Note 8 — Leases

A major part of the Company's lease obligations is for office real estate. The Company may also lease corporate apartments, cars, and office equipment. Payments on some of our leases may depend on index or rate, including Consumer Price Index.

Such payments are included in the calculation of lease liability and assets at the commencement dates, all future changes are accounted as variable payments similar to other variable payments, such as common area maintenance, property and other taxes, utilities and insurance that are based on the lessor's cost.

The Company's leases have remaining lease terms ranging from 0.2 to 5.4 years. Certain lease agreements may include the option to extend or terminate before the end of the contractual term and are often non-cancelable or cancellable only by the payment of penalties. The Company includes these options in the lease term when it is reasonably certain that they will be exercised.

The Company had no finance leases as of each of December 31, 2024 and 2023. Operating lease expense is recorded on a straight-line basis over the lease term and lease costs were as follows:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands)		
Operating lease cost	$ 5,365	$ 3,860	$ 3,268
Variable lease cost	511	405	43
Short-term lease cost	551	343	513
Total lease cost	$ 6,427	$ 4,608	$ 3,824

Supplemental information related to operating lease transactions is as follows:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands)		
Lease liability payments	$ 5,079	$ 3,692	$ 2,888
Lease right-of-use assets obtained in exchange for liabilities	$ 6,938	$ 5,005	$ 4,468
Non-cash net decrease in lease assets due to lease modifications	$ 98	$ 553	$ (1,015)
Non-cash net decrease in lease liability due to lease modifications	$ (739)	$ (553)	$ 1,015

Weighted average remaining lease term and discount rate as of December 31, 2024 and 2023 were as follows:

	As of December 31,	
	2024	2023
Weighted average remaining lease term, in years	3.0	3.4
Weighted average discount rate	8.1 %	7.0 %

As of December 31, 2024, operating lease liabilities will mature as follows:

	Lease Payments
	(in thousands)
2025	5,447
2026	4,265
2027	2,982
2028	1,097
2029	452
Thereafter	113
Total lease payments	14,356
Less: imputed interest	(1,731)
Total	$ 12,625

There were no material lease agreements signed with related parties as of December 31, 2024 and 2023. The Company does not have operating or finance lease agreements that had not yet commenced.

Note 9 — Revenues

Disaggregation of revenues

The tables below present disaggregated revenues from contracts with customers by customer location, verticals and contract-types. The Company believes this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors. The Company has a single reportable segment for the years ended December 31, 2024, 2023 and 2022.

The following table shows the disaggregation of the Company's revenues by major customer location. Revenues are attributed to geographic regions based upon location of the customer served irrespective of the location billed, or the location of the delivery center performing the work. Substantially all of the revenue in our North America region relates to operations in the United States.

	For the years ended December 31,		
	2024	2023	2022
Customer Location	(in thousands)		
North America	$ 279,212	$ 238,989	$ 243,962
Europe	56,323	60,756	53,109
Other	15,036	13,165	13,411
Total Revenues	$ 350,571	$ 312,910	$ 310,482

The following table shows the disaggregation of the Company's revenues by main vertical markets for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,		
	2024	2023	2022
Vertical	(in thousands)		
Retail	$ 113,957	$ 102,551	$ 99,681
Technology, Media and Telecom	95,048	98,830	98,334
Finance	60,157	28,842	21,893
CPG/Manufacturing	40,468	42,861	61,216
Healthcare and Pharma	11,109	13,653	7,711
Other	29,832	26,173	21,647
Total Revenues	$ 350,571	$ 312,910	$ 310,482

The following table shows the disaggregation of the Company's revenues by contract types for the years ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,		
	2024	2023	2022
Contract Type	(in thousands)		
Time-and-material	$ 326,771	$ 281,282	$ 285,916
Fixed-fee	21,460	29,991	24,566
Other revenues	2,340	1,637	—
Total Revenues	$ 350,571	$ 312,910	$ 310,482

Contract balances

The payment terms included on the Company's contracts with customers vary and depend on multiple factors including type of service provided, credit evaluation of a customer and prior payment history. When the timing of payment by a customer differs from the timing of rendering services, the Company records either a contract asset or a contract liability. Contract assets include

amounts related to a right to consideration that is conditional upon factors other than the passage of time. Contract liabilities comprise amounts received in advance of the Company's performance or billings in excess of revenues recognized.

The Company's contract balances as of the below dates were as follows:

		As of December 31,				
		2024		2023		2022
		(in thousands)				
Trade receivable, net:						
Billed receivable	$	64,754	$	49,824	$	48,358
Unbilled receivable	$	4,617	$	3,735	$	5,591
Contract liabilities in Accrued expenses and other current liabilities	$	2,690	$	577	$	1,124

As of December 31, 2024, 2023, and 2022, the Company did not have contract assets recorded in its consolidated balance sheets. Increase in contract liabilities as of December 31, 2024 was largely attributed to the effect of recent acquisitions, and a higher number of invoices issued in advance of satisfying performance obligations.

Revenues recognized during the year ended December 31, 2024 that were included in Accrued and other current liabilities at December 31, 2023 were $0.5 million. Revenues recognized during the year ended December 31, 2023 that were included in Accrued and other current liabilities at December 31, 2022 were $1.1 million. Revenues recognized during the year ended December 31, 2022 that were included in Accrued and other current liabilities at December 31, 2021 were $0.4 million.

Remaining performance obligation

As of December 31, 2024, the aggregate amount of transaction price allocated to remaining performance obligations was $4.5 million. Our remaining performance obligations represent commitments for future services for which work has not been performed and revenues are to be recorded in future periods. The Company expects to recognize all of its remaining performance obligations as revenues in fiscal year 2025. Remaining performance obligations include amounts that will be invoiced in future periods and excludes the contracts that meet at least one of the following criteria under ASC Topic 606:

1) contracts with an original duration of one year or less, including contracts that can be terminated for convenience without a substantive penalty,

2) contracts for which the Company recognizes revenues based on the right to invoice for services performed,

3) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied promise to transfer a distinct good or service that forms part of a single performance obligation in accordance with ASC 606-10-25-14(b), for which the criteria in ASC 606-10-32-40 have been met, or

4) variable consideration in the form of a sales-based or usage-based royalty promised in exchange for a license of intellectual property.

Many of our performance obligations met one or more of these exemptions as of December 31, 2024.

Transactions with related parties

During the years ended December 31, 2024, 2023, and 2022, the Company conducted transaction with a number of companies affiliated with the members of the Company's board of directors. As a result, the Company recorded revenue from its related parties of $18.7 million, $7.6 million and $6.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024 and 2023, accounts receivable from related parties were $3.8 million and $0.9 million, respectively. As of December 31, 2024, unbilled revenues from related parties were $0.1 million. There were no unbilled revenues from related parties as of December 31, 2023.

Note 10 — Income taxes

Income/(loss) before provision for income taxes

The following table showed income/(loss) before provision for income taxes based on geographical location to which such income was attributable for the periods indicated:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands)		
United States	$ (13,393)	$ (6,107)	$ (23,490)
International	24,448	10,945	3,037
Total income/(loss) before provision for income taxes	**$ 11,055**	**$ 4,838**	**$ (20,453)**

Provision/(benefit) for income taxes

Provision./(benefit) for the income taxes consisted of the following components:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands)		
Current			
Federal	$ 4,900	$ 3,619	$ 6,951
State	1,051	941	1,774
International	5,096	6,183	3,681
Deferred			
Federal	(3,463)	(2,265)	(2,740)
State	(92)	(474)	(315)
International	(478)	(1,401)	(590)
Total tax expense	**$ 7,014**	**$ 6,603**	**$ 8,761**

The Company's provision for income taxes does not include provisions for foreign withholding taxes associated with the repatriation of undistributed earnings of certain foreign subsidiaries that we intend to reinvest indefinitely in our foreign subsidiaries.

Deferred income taxes

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards.

The tax effects of significant items comprising the Company's deferred taxes as of December 31, 2024 and 2023 were as follows:

	As of December 31,	
	2024	2023
	(in thousands)	
Deferred tax assets		
Stock-based compensation	$ 5,365	$ 3,833
R&D capitalization	4,559	3,968
Accrued compensation and benefits	2,502	1,950
Operating lease liabilities	577	636
Other	285	635
Total deferred tax assets	$ 13,288	$ 11,022
Deferred tax liabilities		
Intangible assets	$ (12,751)	$ (6,908)
Operating lease right-of-use assets	(546)	(597)
Other	(131)	(373)
Total deferred tax liabilities	(13,428)	(7,878)
Net deferred taxes	**$ (140)**	**$ 3,144**

As part of the 2017 Tax Cuts and Jobs Act, Section 174 was amended to require that specified research and experimental ("SR&E") expenditures be capitalized and amortized but delayed the effective date of this amendment to tax years beginning January 1, 2022 or later. The amortization period is 5 years for domestic research expenditures and 15 years for foreign research expenditures using a half-year convention. The Company evaluated its R&D expenses both in the U.S. and foreign jurisdictions and determined there were approximately $10.2 million of expenses worldwide subject to capitalization and treated as a temporary adjustment.

The Company assessed its ability to realize the benefits of its domestic deferred tax assets ("DTA") by evaluating all available positive and negative evidence, objective and subjective in nature, including (1) cumulative results of operations in recent years, (2) sources of recent pre-tax income, (3) estimates of future taxable income, and (4) the length of net operating loss ("NOL") carryforward periods. The Company determined it is in a 4-year cumulative taxable income position as of December 31, 2024, and expects to continue to be in a taxable income position in the long-term foreseeable future.

After an evaluation of all available qualitative and quantitative evidence, both positive and negative in nature, the Company concluded it is more likely than not that sufficient future taxable income will be generated to realize the benefits of its DTAs prior to expiration. As a result, the Company determined that no valuation allowance was needed as of December 31, 2024.

Net operating losses and tax credit carryforwards as of December 31, 2024 were as follows:

	Amount	Expiration years
	(in thousands)	
Net operating losses, federal	$ 362	N/A
Net operating losses, state	$ 7,005	2040

Effective tax rate reconciliation

The effective tax rate of the Company differs from the federal statutory rate as follows:

	For the years ended December 31,		
	2024	**2023**	**2022**
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit	8.4	10.1	(7.5)
Permanent and other items	1.7	(9.9)	(1.0)
Stock-based compensation	7.2	39.3	4.4
Tax credits	(30.6)	(120.0)	13.9
Foreign tax rate differential	(4.1)	7.2	(11.9)
Foreign inclusion adjustments	29.4	74.7	(10.8)
Foreign intangible amortization	0.2	10.2	(2.3)
162M limitation	30.2	103.9	(48.6)
Total	**63.4 %**	**136.5 %**	**(42.8)%**

Unrecognized tax benefits

As of December 31, 2024, the Company has approximately $1.4 million of unrecognized tax benefits. Approximately all of the unrecognized tax benefits, if recognized, would affect the effective tax rate. A reconciliation of beginning to ending amounts of unrecognized tax benefits is as follows:

	For the years ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Unrecognized tax benefit as of January 1	$ 1,162	$ 1,151	$ 780
Changes related to prior year tax positions	(35)	(101)	168
Changes related to current year tax positions	244	112	203
Unrecognized tax benefit as of December 31	**$ 1,371**	**$ 1,162**	**$ 1,151**

Unrecognized tax benefits may change during the next twelve months for items that arise in the ordinary course of business. The Company does not anticipate a material change to its unrecognized tax benefits over the next twelve months.

The Company's policy is to recognize interest expense and penalties related to income tax matters as tax expense. There was no interest or penalties accrued as of December 31, 2024 and 2023.

The Company is subject to income taxes in U.S. federal and various state, local and foreign jurisdictions. For federal and states, tax years subsequent to 2021 remain open to examination due to the carryover of unused net operating losses or tax credits. With respect to foreign jurisdictions, tax years 2017 and after remain open.

Note 11 — Stock-based compensation

Stock-based compensation expense

Employee stock-based compensation cost recognized in the consolidated statements of income (loss) and comprehensive income/(loss) was as follows:

| | Twelve months ended December 31, | | |
	2024	2023	2022
	(in thousands)		
Cost of revenue	$ 2,078	$ 1,959	$ 1,334
Engineering, research, and development	3,702	4,872	6,530
Sales and marketing	5,743	3,616	4,463
General and administrative	22,644	25,069	48,641
Total stock-based compensation	**$ 34,167**	**$ 35,516**	**$ 60,968**

Equity plans

2018 Stock Plan - Effective November 12, 2018, the Company adopted the 2018 Stock Option Plan. Under the terms of the 2018 Stock Plan, certain options are subject to accelerated vesting in full or by an additional 12 months as a result of business combinations. The Company is no longer issuing any awards under the 2018 Plan. All of the awards issued pursuant to the 2018 Plan expire 10 years from the date of grant.

2020 Equity Incentive Plan - Effective March 5, 2020, the board of directors approved an equity incentive plan (the "2020 Plan"). The 2020 Plan permits the Company to grant a maximum aggregate amount of 16.3 million Incentive Stock Options, Non-Statutory Stock Options ("NSOs"), Restricted Stock, Restricted Stock Units ("RSUs"), Stock Appreciation Rights, Performance Units ("PSUs"), and Performance Shares ("PSA") (collectively, the "Awards") to employees, directors, and consultants of the Company. The board of directors or any committee appointed by the Board has the authority to grant Awards. NSOs and RSUs issued under the 2020 Plan have the following vesting conditions: one-fourth of the NSOs will vest one year after the grant date; and thereafter one-sixteenth of the NSOs will vest each subsequent three-month anniversary.

PSUs granted in 2024 vest one-third annually over three years, capped at 280% maximum payout, and have the following performance goals and additional external modifiers:

1) Year-over-year growth in revenues for the Performance Period, expressed as a percentage increase over the previous fiscal year revenues ("Revenue Growth"), and

2) GAAP gross profit, calculated as a percentage of revenues for the Performance Period ("Contribution Margin").

Fifty percent (50%) of the target number of performance shares granted will vest (if at all) based on the extent of achievement of the Revenue Growth for the Performance Period, and the remaining fifty percent (50%) of the target number of performance shares granted will vest (if at all) based on the extent of achievement of the Contribution Margin.

The maximum payout for the internal metrics above is capped at 200%.

External performance modifier rTSR is based on how the total shareholder return compares to the return of Russell 2000 index companies and can add up to additional 20% for shares available to vest based on the internal metrics. rCAGR modifier is based on how the compound annual revenue growth compares to the compound annual revenue growth of Russell 2000 companies and can add additional 20% for shares available to vest based on the internal performance metrics independent of rTSR.

As of December 31, 2024, 2.0 million shares of stock remained available for grant under the 2020 Plan. All of the awards issued pursuant to the 2020 Plan expire 10 years from the date of grant.

Stock options

The grant date fair value of each NSO issued under both plans was estimated on the date of grant using the Black-Scholes-Merton option pricing model. The key assumptions for the years ended December 31, 2024, 2023 and 2022 are provided in the following table.

	For the years ended December 31,		
	2024	**2023**	**2022**
Dividend yield	—%	—%	—%
Expected volatility	50%	48%	45%
Risk-free interest rate	4.27%-4.65%	3.63%-4.84%	1.76%-4.25%
Expected term in years	6.11	6.11	6.11
Grant date fair value of common stock	$9.82-$13.54	$10.07-$11.97	$12.15-$18.88

The Company used a zero percent dividend yield assumption for all Black-Scholes-Merton stock option-pricing calculations. Since the Company's shares were not publicly traded prior to the closing of our merger in March 2020 and its shares were rarely traded privately, expected volatility is estimated based on the average historical volatility of peer group entities with publicly traded shares. The risk-free rate for the expected term of the options is based on the U.S. Treasury yield at the date of grant. Expected term is estimated using the simplified method, which takes into account vesting and contractual term. The simplified method is being used to calculate expected term instead of actual data due to a lack of relevant historical data.

2018 Plan

The following table sets forth the activity for the 2018 Stock Plan for the years ended December 31, 2024, 2023 and 2022:

	Number of Options	Weighted Average Exercise Price		Aggregate Intrinsic Value, thousands		Weighted Average Contractual Term (in years)
Options outstanding as of January 1, 2022	**1,916,101**	$	**3.54**	$	**65,971**	
Options exercised	(286,842)	$	3.54			
Options forfeited	(30,448)	$	3.54			
Options outstanding as of December 31, 2022	**1,598,811**	$	**3.54**	$	**12,279**	
Options exercised	(112,383)	$	3.54			
Options outstanding as of December 31, 2023	**1,486,428**	$	**3.54**	$	**14,552**	
Options exercised	(197,703)	$	3.54			
Options expired	(2,795)	$	3.54			
Options outstanding as of December 31, 2024	**1,285,930**	$	**3.54**	$	**24,047**	**4.06**
Options vested and exercisable as of December 31, 2024	1,285,930	$	3.54	$	24,047	4.06

The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $2.1 million, $0.9 million and $3.8 million, respectively.

As of December 31, 2024, the Company fully recognized stock-based compensation costs related to 2018 Plan options.

2020 Plan

The following table summarizes option activity for the years ended December 31, 2024, 2023 and 2022 under the 2020 Plan:

	Number of Options		Weighted Average Exercise Price	Aggregate Intrinsic Value, thousands	Weighted Average Contractual Term (in years)
Options outstanding as of January 1, 2022	**2,224,687**	**$**	**12.86**	**$ 55,856**	
Options granted	1,228,700	$	14.67		
Options exercised	(67,593)	$	9.69		
Options forfeited	(382,183)	$	16.40		
Options outstanding as of December 31, 2022	**3,003,611**	**$**	**13.22**	**$ 3,883**	
Options granted	689,500	$	11.49		
Options exercised	(153,302)	$	8.67		
Options forfeited	(329,889)	$	14.99		
Options expired	(44,205)	$	19.74		
Options outstanding as of December 31, 2023	**3,165,715**	**$**	**12.79**	**$ 7,197**	
Options granted	25,000	$	12.65		
Options exercised	(186,021)	$	10.20		
Options forfeited	(164,357)	$	13.94		
Options expired	(91,946)	$	17.12		
Options outstanding as of December 31, 2024	**2,748,391**	**$**	**12.75**	**$ 26,881**	**6.59**
Options vested and exercisable as of December 31, 2024	2,014,869	$	12.25	$ 20,746	6.16

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2024, 2023 and 2022 was $6.74, $5.87 and $6.93, respectively. The total intrinsic value of options exercised during the years ended December 31, 2024, 2023 and 2022 was $1.2 million, $0.5 million and $0.5 million, respectively.

The total unrecognized compensation expenses related to 2020 Stock Plan options as of December 31, 2024 was $4.5 million, net of forfeitures, to be expensed on a straight-line basis over the remaining 1.8 years.

Restricted Stock Units

RSUs granted do not participate in earnings, dividends, and do not have voting rights until vested.

The following table summarizes activity of the Company's RSUs for the years ended December 31, 2024, 2023 and 2022:

	Number of Shares		Weighted Average Grant Date Fair Value
Unvested awards as of January 1, 2022	**1,493,915**	**$**	**8.82**
Awards granted	1,414,925	$	14.05
Awards vested and released	(662,872)	$	9.26
Unvested awards as of December 31, 2022	**2,245,968**	**$**	**11.99**
Awards granted	251,955	$	11.64
Awards vested and released	(1,663,702)	$	11.98
Awards forfeited	(105,008)	$	11.25
Unvested awards as of December 31, 2023	**729,213**	**$**	**11.99**
Awards granted	1,750,381	$	13.46
Awards vested and released	(613,779)	$	12.07
Awards forfeited	(69,950)	$	12.01
Unvested awards as of December 31, 2024	**1,795,865**	**$**	**13.39**

The total unrecognized compensation expenses related to 2020 Stock Plan RSUs as of December 31, 2024 was $17.5 million to be expensed on a straight-line basis over 2.3 years.

Performance Stock Units

The following table summarizes activity of the Company's PSUs for the years ended December 31, 2024, 2023 and 2022:

	Number of Shares		Weighted Average Grant Date Fair Value
Unvested awards as of January 1, 2022[1]	**112,085**	**$**	**15.69**
Awards granted	518,938	$	39.41
Awards vested and released	(112,085)	$	15.69
Unvested awards as of December 31, 2022[2]	**518,938**	**$**	**39.41**
Awards granted	523,938	$	11.97
Performance achievement adjustment	1,148,376	$	31.31
Awards vested	(1,335,982)	$	39.26
Awards forfeited	(32,375)	$	11.97
Unvested awards as of December 31, 2023[3]	**822,895**	**$**	**11.97**
Awards granted	1,626,600	$	14.51
Performance achievement adjustment	319,320	$	14.21
Modifier adjustments	255,456	$	4.44
Awards vested and released	(822,895)	$	11.97
Awards forfeited	(30,000)	$	14.51
Unvested awards as of December 31, 2024[4]	**2,171,376**	**$**	**13.28**

_____

(1) Reported at the certified performance achievement at 271% of the target shares granted
(2) Reported at 100% of the target shares
(3) Reported at the certified performance achievement at 170% of the target shares granted.
(4) Reported at the estimate performance adjustment of 208% for the first tranche granted in 2024 and 100% for the remaining tranches.

The total unrecognized compensation expenses related to PSUs as of December 31, 2024 was $11.4 million to be expensed on over 1.0 years.

The fair value of vested RSUs and PSUs issued under the 2020 Plan (measured at the vesting date) for the years ended December 31, 2024, 2023 and 2022 was as follows:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands)		
RSUs	$ 7,742	$ 18,926	$ 9,982
PSUs	$ 11,142	$ 15,993	$ 1,650

Note 12 — Earnings per share

The following table sets forth the computation of basic and diluted EPS of common stock as follows:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands, except per share data)		
Numerator for basic and diluted loss per share			
Net income/(loss)	$ 4,041	$ (1,765)	$ (29,214)
Denominator:			
Weighted-average shares outstanding – basic	77,465	75,193	69,197
Net effect of dilutive stock options and restricted stock units	2,509	—	—
Weighted-average shares outstanding – diluted	79,974	75,193	69,197
Net income/(loss) per share			
Basic	$ 0.05	$ (0.02)	$ (0.42)
Diluted	$ 0.05	$ (0.02)	$ (0.42)

The following potentially dilutive common shares, presented based on weighted average potential shares outstanding during each period were excluded from the calculation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	For the years ended December 31,		
	2024	2023	2022
	(in thousands)		
Stock options to purchase common stock	1,897	4,823	4,396
Restricted stock units	23	1,488	2,112
Performance stock units	1,077	912	1,338
Total	**2,997**	**7,223**	**7,846**

Note 13 — Segment and geographic information

Operating segments are components of the Company for which separate financial information is available and is regularly reviewed and evaluated by the chief operating decision maker ("CODM") to assess performance of each operating segment and to allocate resources. The Company's CODM is the Chief Executive Officer ("CEO").

The Company operates as a single operating segment engaged in delivery of various software development and hosting services to customers across its five main industry-based verticals: TMT, Retail, CPG/Manufacturing, Finance, and Healthcare and Pharma. The Company derives revenues from multiple locations; however, North America continues to be its main sales market.

The Company's determination that it operates as a single segment is based on the financial information regularly reviewed by the CODM. The CODM assesses core operating performance and allocates operating and capital resources of the Company based on gross profit, income/(loss) from operations and net income/(loss) that are also reported on the consolidated statement of income/(loss) and comprehensive income/(loss). All three metrics are used to analyze budget-to-actual variances on a monthly and quarterly basis and to decide on the allocation of operating and capital resources to a single segment or new acquisitions. Additionally, the CODM reviews operating expenses, including cost of revenues, engineering, research, and development, sales and marketing, general and administrative expenses and trade receivable the consolidated level to manage the Company's operations. The Company does not generate, analyze and evaluate any discrete financial information for individual verticals or sales markets as of the reporting date. The CODM does not evaluate operating performance using asset or liability information.

Geographic Information

The following table presents revenues by customer location for the years ended December 31, 2024, 2023 and 2022. The Company attributes customers to respective countries based upon location of the customer served.

	For the years ended December 31,					
	2024		2023		2022	
	(in thousands)					
United States	$	277,741	$	238,155	$	242,645
United Kingdom		25,264		31,880		21,888
Netherlands		9,958		12,247		15,894
Other		37,608		30,628		30,055
Total	$	**350,571**	$	**312,910**	$	**310,482**

Long-lived assets include property and equipment, net of accumulated depreciation and amortization. Physical locations and values of the Company's long-lived assets are summarized below:

	As of December 31,			
	2024		2023	
	(in thousands)			
Poland	$	3,010	$	1,522
Serbia		2,350		2,457
United States		2,101		2,174
Ukraine		2,067		2,437
India		1,098		621
Other		3,392		2,147
Total	$	**14,018**	$	**11,358**

Note 14 — Commitments and contingencies

Software subscription services agreement

The Company entered into a software subscription services agreement (the "SSA") effective as of June 1, 2019. The SSA was non-cancelable for a term of 5 years from the effective date and renewable at the election of the Company. On December 20, 2023, the Company renewed the SSA for an additional term of 5 years starting from June 1, 2024. Payments under the terms of the SSA are due quarterly in advance. Total future minimum payments under the non-cancelable SSA are as follows:

	Subscription Payments	
	(in thousands)	
2025	$	979
2026		979
2027		979
2028		979
2029		490
Total	$	**4,406**

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. Management evaluates each claim and provides for potential loss when the claim is probable to be paid and reasonably estimable. While adverse decisions in certain of these litigation matters, claims and administrative proceedings could have a material effect on a particular period's results of operations, subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that any future accruals with respect to these currently known contingencies would not have a material effect on the financial condition, liquidity or cash flows of the Company. There are no amounts required to be reflected in these consolidated financial statements related to contingencies.

Note 15 — Subsequent events

The Company performed its subsequent event procedures through February 27, 2025, the date these consolidated financial statements were issued.

The Company net withheld and returned to the 2020 Plan pool 0.2 million shares to cover $4.9 million of tax obligations related to the vesting of 0.4 million of RSUs on January 1, 2025.

On February 13, 2025 the board of directors certified vesting of the first tranche of PSUs based on the 2024 results with the performance achievement at 208%. Approximately 1.1 million shares were released on February 18, 2025, with approximately 0.5 million shares net withheld to cover $11.3 million of tax obligations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

An evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). In accordance with guidance issued by the Securities and Exchange Commission, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. We have excluded JUXT Ltd. ("JUXT") and Mobile Computing S.A. ("Mobile Computing") from our evaluation of the internal control over financial reporting. JUXT and Mobile Computing in the aggregate constituted 3.2% of total assets as of December 31, 2024 and 3.1% of total revenues for the year ended December 31, 2024.

Based on the results of this evaluation, our management concluded that our internal control over financial reporting was effective at the end of fiscal 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report included herein.

Evaluation of disclosure controls and procedures

An evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and Exchange Act Rules 15d-15(e)) as of December 31, 2024. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Internal control over financial reporting

Our management, including the CEO and CFO, confirmed there were no changes in our internal control over financial reporting during the three months ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent limitations on effectiveness of controls

Our management, including our CEO and CFO, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

On November 21, 2024, Yury Gryzlov, our Chief Operating Officer, adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of up to 84,766 shares of our common stock, less shares forfeited for tax withholding. The trading arrangement was intended to satisfy the affirmative defense under Rule 10b5-1(c) under the Securities Exchange Act. Shares may be sold pursuant to the plan until March 3, 2026, or earlier if all sales under the plan were completed.

No other Rule 10b5-1 trading plans or non-Rule 10b5-1 trading arrangements were adopted or terminated by our directors or executive officers during the three months ended December 31, 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by this item will be set forth in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2024 and is incorporated herein by reference.

Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of conduct is posted on the investor relations page on our website which is located at https://ir.griddynamics.com. We will post any amendments to our code of conduct, or waivers of its requirements, on our website.

Insider Trading Policy

We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq listing standards. Except under limited circumstances, persons subject to the policy may not engage in any transaction of our securities while aware of material nonpublic information relating to the Company. The insider trading policy also implements quarterly trading blackout periods and allows for special blackout periods to limit the likelihood of trading at times with significant risk of insider trading exposure. In addition, all of our employees are prohibited from engaging in any transaction involving our securities without first obtaining pre-clearance from our compliance officer.

Our insider trading policy also includes Rule 10b5-1 trading plan guidelines that permit our directors and certain employees, including our named executive officers, to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under these guidelines, among other restrictions, 10b5-1 plans may only be adopted or modified when the person adopting the trading plan is not aware of any material nonpublic information and there is an open trading window. In addition, the first trade under a 10b5-1 plan may not occur until the completion of a cooling off period in compliance with SEC rules.

Our insider trading policy also prohibits our employees, including officers, and directors from pledging or engaging in hedging or similar transactions in our securities, including but not limited to prepaid variable forwards, equity swaps, collars, exchange funds, puts, calls and short sales. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy filed as an exhibit to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item will be set forth in our Proxy Statement for the Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be set forth in our Proxy Statement for the Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information, if any, required by this item will be set forth in our Proxy Statement for the Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be set forth in our Proxy Statement for the Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1.   Financial Statements: See Item 8 of this Annual Report on Form 10-K.

2.   Financial Statement Schedules: All schedules are omitted because they are not required, are not applicable or the information is included in the consolidated financial statements or notes thereto.

(b) The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-38685	3.1	March 9, 2020
3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-38685	3.1	May 6, 2020
4.1	Specimen Common Stock Certificate of the Registrant.	8-K	001-38685	4.1	March 9, 2020
4.2	Description of Securities.	10-K	001-38685	4.2	March 3, 2022
10.1+	Grid Dynamics International, Inc. 2018 Stock Plan and Forms of Agreement.	10-Q	001-38685	10.16	May 11, 2020
10.2+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan.	10-Q	001-38685	10.1	May 11, 2020
10.3+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Stock Option Agreement.	8-K	001-38685	10.2	March 9, 2020
10.4+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Restricted Stock Unit Agreement.	8-K	001-38685	10.3	March 9, 2020
10.5+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Restricted Stock Agreement.	8-K	001-38685	10.4	March 9, 2020
10.6+	Grid Dynamics Holdings, Inc. 2020 Equity Incentive Plan - Form of Performance Share Award Agreement.	8-K	001-38685	10.5	March 9, 2020
10.7+	Form of Director and Officer Indemnification Agreement.	8-K	001-38685	10.6	March 9, 2020
10.8+	Outside Director Compensation Policy.	8-K	001-38685	10.1	January 13, 2025
10.9.1+	Employment Agreement between the Registrant and Leonard Livschitz.	8-K	001-38685	10.8	March 9, 2020
10.9.2+	Amendments to Employment Agreement between the Registrant and Leonard Livschitz.	10-Q	001-38685	10.1	August 4, 2022
10.10+	Employment Agreement between the Registrant and Anil Doradla.	8-K	001-38685	10.9	March 9, 2020

10.11+	Executive Employment Agreement between the Registrant and Yury Gryzlov.	10-Q	001-38685	10.2	August 4, 2022
10.12	Form of Tax Indemnification Agreement of the Registrant.	8-K	001-38685	10.15	March 9, 2020
10.13	Amended and Restated Registration Rights Agreement, dated as of March 5, 2020, by and among the Company and certain security holders.	10-Q	001-38685	10.17	May 11, 2020
10.14	Stockholders' Agreement, dated as of November 13, 2019, by and among the Company and certain security holders.	10-Q	001-38685	10.18	May 11, 2020
10.15	Credit Agreement, dated as of March 15, 2022, by and among Grid Dynamics Holdings, Inc., as borrower, the guarantors party thereto from time to time, the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent for such lenders.	8-K	001-38685	10.1	March 17, 2022
19.1*	Insider Trading Policy				
21.1*	List of subsidiaries of the Registrant.				
23.1*	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP).				
31.1*	Certification of the Chief Executive Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of the Chief Financial Officer pursuant to Exchange Act Rule 13a-14 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1†	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	Compensation Recovery Policy	10-K	001-38685	97.1	February 29, 2024
101.INS	XBRL Instance Document.				
101.SCH	XBRL Taxonomy Extension Schema Document.				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_____

*   Filed herewith.

\+   Indicates a management contract or compensatory plan or arrangement.

†   The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRID DYNAMICS HOLDINGS, INC.

Date: February 27, 2025

By: /s/ Leonard Livschitz

Leonard Livschitz

Chief Executive Officer

(*Principal Executive Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leonard Livschitz and Anil Doradla, and each one of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Leonard Livschitz Leonard Livschitz	Chief Executive Officer and Director (*Principal Executive Officer*)	February 27, 2025
/s/ Anil Doradla Anil Doradla	Chief Financial Officer (*Principal Financial and Accounting Officer*)	February 27, 2025
/s/ Lloyd Carney Lloyd Carney	Chairman of the Board and Director	February 27, 2025
/s/ Eric Benhamou Eric Benhamou	Director	February 27, 2025
/s/ Marina Levinson Marina Levinson	Director	February 27, 2025
/s/ Patrick Nicolet Patrick Nicolet	Director	February 27, 2025
/s/ Michael Southworth Michael Southworth	Director	February 27, 2025
/s/ Weihang Wang Weihang Wang	Director	February 27, 2025
/s/ Yueou Wang Yueou Wang	Director	February 27, 2025
/s/ Shuo Zhang Shuo Zhang	Director	February 27, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K/A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-38685

Grid Dynamics Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	83-0632724
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5000 Executive Parkway, Suite 520 San Ramon, CA	**94583**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (650) 523-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GDYN	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 28, 2024 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $596.2 million based on the closing price of the registrant's common stock on June 28, 2024 of $10.51 per share, as reported by the Nasdaq Capital Market. Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of February 17, 2025, there were 83,838,356 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

Auditor Name: GRANT THORNTON LLP Auditor Location: San Francisco, California Auditor Firm ID: 248

<center>**Explanatory Note**</center>

Reasons for Filing this Amendment

On February 27, 2025, Grid Dynamics Holdings, Inc. ("Grid Dynamics," the "Company," "we," "us," or "our") filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "Original Filing") with the Securities and Exchange Commission (the "SEC"). This Annual Report on Form 10-K/A (the "Amendment") is being filed as Amendment No. 1 to the Original Filing for the purposes of including information that was to be incorporated by reference from our definitive proxy statement pursuant to Regulation 14A of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

In addition, pursuant to the rules of the SEC, we have also included as exhibits currently dated certifications required under Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements are contained within this Amendment, we are not including certifications pursuant to Section 906 of The Sarbanes-Oxley Act of 2002. We are amending and refiling Part IV to reflect the inclusion of those certifications.

Except as described above, no other changes have been made to the Original Filing. Except as otherwise indicated herein, this Amendment continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to the date of the Original Filing. The filing of this Amendment is not a representation that any statements contained in items of the Original Filing other than Part III, Items 10 through 14, are true or complete as of any date subsequent to the Original Filing.

Table of Contents

PART III

Item 10. Directors, Executive Officers and Corporate Governance

General

Our business is managed under the direction of our board of directors, which is currently comprised of nine members. Six of our nine directors are independent within the meaning of the independent director requirements of the Nasdaq Stock Market LLC ("Nasdaq"). Our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.

There are currently three directors in Class I, three directors in Class II and three directors in Class III. The term of office of our Class III directors, Eric Benhamou, Patrick Nicolet and Weihang Wang, will expire at this year's annual meeting of stockholders. The term of office of our Class I directors, Leonard Livschitz, Marina Levinson and Shuo Zhang, will expire at the 2026 annual meeting of stockholders. The term of office of our Class II directors, Lloyd Carney, Michael Southworth and Yueou Wang, will expire at the 2027 annual meeting of stockholders.

Information regarding our directors, including their age as of February 27, 2025, is set forth below.

Name	Class	Age	Position	Director Since
Directors				
Leonard Livschitz	I	58	Chief Executive Officer and Director	2006
Marina Levinson [1]	I	66	Director	2020
Shuo Zhang [1]	I	59	Director	2017
Lloyd Carney [2][3]	II	63	Director and Chairman	2018
Michael Southworth [1]	II	52	Director	2020
Yueou Wang	II	50	Director	2017
Eric Benhamou [1][2][3]	III	69	Director	2015
Patrick Nicolet	III	66	Director	2022
Weihang Wang	III	58	Director	2017

(1) Member of our audit committee.
(2) Member of our compensation committee.
(3) Member of our nominating and corporate governance committee.

Class I Directors (Terms Expire in 2026)

Leonard Livschitz.   Mr. Livschitz has served as a director of Grid Dynamics' board of directors since 2006 and the Chief Executive Officer of Grid Dynamics since 2014. Prior to joining Grid Dynamics as Chief Executive Officer, Mr. Livschitz co-founded the LED solutions company Luxera, serving as director from 2010 to 2014 and as President and Chief Executive Officer from 2010 to 2014. Prior to that, he served as Vice President of Sales and Marketing for Ledengin. Mr. Livschitz has over 25 years of experience in the high tech industry. He has held executive and management roles in sales, marketing, business development, and research and development with Philips Lumileds Lighting, Ledengin, Visteon Lighting and Ford Motor Company. Mr. Livschitz holds a Masters of Science degree in Systems and Control Engineering from Case Western Reserve University and a Masters of Science in Mechanical Engineering from Kharkov State Polytechnic University, Ukraine.

We believe Mr. Livschitz's extensive experience in and knowledge of the high tech industry, as well as his experience with executive and management roles and responsibilities at Grid Dynamics, provide him with the necessary skills to serve as a member of the board of directors.

Marina Levinson.　Ms. Levinson is the founder and CEO of CIO Advisory Group LLC, which was founded in September 2011 and provides technology advice to venture capital and private equity firms and their portfolio companies. Since April 2014, she has also been a partner at venture capital firm BGV. From September 2021 to October 2023, Ms. Levinson was on the board of HomeSmart International, a real estate brokerage company, and was a member of the audit committee and chair of its compensation committee. Additionally, Ms. Levinson was a member of the board of directors of Personal Capital from October 2018 until August 2020 when Personal Capital was acquired by Empower Retirement. She also served on the board of Ellie Mae where she was the chair of the technology and cybersecurity committee and a member of the compensation committee from August 2014 until April 2019 when Ellie Mae was acquired by Thoma Bravo. She was also on the board of Carbonite where she was the chair of the nominating and corporate governance committee and a member of the information security risk committee from May 2017 until January 2020 when Carbonite was acquired by OpenText. From 2005 to 2011, Ms. Levinson served as senior vice president and chief information officer for NetApp, Inc. From 1999 to 2005, she served as vice president and chief information officer of Palm, Inc., having earlier served as senior director of global integration at 3Com. Ms. Levinson holds a B.S. in Computer Science from St. Petersburg Institute of Precision Mechanics and Optics.

We believe Ms. Levinson is qualified to serve on our board of directors due to her extensive operational and management experience in the technology industry as well as her public company governance experience.

Shuo Zhang.　Ms. Zhang has served as a non-employee director of Grid Dynamics' board of directors since 2017. Ms. Zhang currently serves on the boards of directors at several public and private companies, including S.O.I.TEC Silicon on Insulator Technologies SA, Telink Semiconductor and PDF Solutions. She is also actively involved with private venture capital firms in the Silicon Valley and currently serves a China Advisory Partner for Benhamou Global Ventures ("BGV"). From December 2007 to September 2015, Ms. Zhang served in various senior management capacities at Cypress Semiconductor, including corporate development, general management and worldwide mobile sales. Prior to Cypress, Ms. Zhang served in many different product, marketing and sales management roles in Silicon Light Machines, Agilent Technologies, Altera Corporation, and LSI Corporation. Ms. Zhang holds a Bachelor's Degree in electrical engineering from Zhejiang University and a Master of Science in material science and mechanics from Penn State University.

We believe Ms. Zhang is qualified to serve on our board of directors due to her experience in general management, marketing, sales and strategic business development.

Class II Directors *(Terms Expire in 2027)*

Lloyd Carney. Mr. Carney, a director since June 2018, has spent more than 25 years in the technology industry. He started at Wellfleet and Nortel Networks in 1997 and in 2002 he rose to become division president. In 2003, he joined Juniper Networks as Chief Operating Officer where he oversaw the engineering, product management and manufacturing divisions. Thereafter, in 2004, he was named Chief Executive Officer of Micromuse, an enterprise and telecom network management company. Mr. Carney led the sale of Micromuse to IBM for $865 million, staying at IBM for a year after the sale to ensure a smooth transition. In 2008, he became the Chief Executive Officer of Xsigo Systems, a provider of network visualization systems, which was sold to Oracle Corporation in 2012. Mr. Carney then accepted the role of Chief Executive Officer and director of Brocade Communications Systems, Inc., a networking solutions company, in early 2013. His tenure culminated in the sale of Brocade to Broadcom Ltd. for $5.5 billion in late 2017. Mr. Carney is currently a member of the board of directors and chairs the audit committee of Visa, a leading credit card company. He is also a member of the board of directors of Vertex Pharmaceuticals, a biotechnology company. From 2018 to 2021, he served as the chairman of Nuance Communications, a leading conversational AI solution provider. From 2005 to 2014, he was a member of the board of Cypress Semiconductor Corporation, where he served on the audit and compensation committees. He was also a member of the board of Technicolor (SA), a technology company in the media and entertainment sector from 2010 until 2015, where he chaired its technology committee. In addition, since 2007 he has served as Chief Executive Officer of Carney Global Ventures, LLC, a global investment vehicle. Mr. Carney holds a B.S. degree in Electrical Engineering Technology from Wentworth Institute of Technology, as well as a M.S. degree in Applied Business Management from Lesley College.

We believe Mr. Carney is qualified to serve on our board of directors due to his extensive operational and management experience in the technology industry as well as the broad scope of experience he brings to bear.

Michael Southworth. Mr. Southworth is currently the CEO of Babel Street, an AI-enabled open-source analytics company, where he has served since March 2022. Previously, he was President of Transflo, a leading provider of digital transformation solutions for the transportation market, from October 2020 to January 2022, and General Manager of the Intelligent Self-Service business at Verint Systems, Inc., a leading provider of customer engagement solutions, from February 2016 until September 2020. From June 2014 to February 2016, Mr. Southworth was Chief Executive Officer of Contact Solutions, a company acquired by Verint in February 2016 and led Contact Solution's business transformation, including strategy planning, risk mitigation, executive recruitment and change management. For over two decades, Mr. Southworth has directed companies from the start-up phase through major periods of growth, leading numerous equity and debt financings and over $5.0 billion in mergers and acquisitions. Prior to Contact Solutions, Mr. Southworth was Senior Vice President of Global Wireless Solutions at Corning. In addition, he held senior financial roles at a number of technology companies including MobileAccess Networks, Telemus Solutions, Lucent Technologies, Chromatis Networks, and the X-Stream Network. Mr. Southworth began his career in the Silicon Valley office of PricewaterhouseCoopers where he managed IPOs and advised clients on tax and accounting matters. Mr. Southworth holds a Bachelor of Science from the University of California at Berkeley. He is a Certified Public Accountant in the State of California and previously served on the Board of Directors of Quality of Life Plus and Finjan Holding, Inc.

We believe Mr. Southworth is qualified to serve on our board of directors due to his extensive operational and management experience with multinational technology growth companies and expertise in equity and debt financing.

Yueou Wang. Mr. Wang has served as a non-employee director of Grid Dynamics' board of directors since 2017. Mr. Wang has served as Chief Executive Officer and Executive Director of Automated Systems Holdings Limited ("ASL"), the former parent company of Grid Dynamics, since September 2016 and September 2015, respectively. Mr. Wang joined ASL in 2011 as Financial Controller, Chief Financial Officer and Joint Company Secretary. Mr. Wang is currently a director of certain ASL subsidiaries and an associate of ASL (i.e., the directorship of i-Sprint). He was a director of Teamsun from December 2017 until February 2020. Previously, Mr. Wang was the Chief Financial Officer and a board secretary of Guangzhou Headway Technology Co., Ltd., and a regional finance manager (China) of Wistron Information Technology & Services Corporation. Mr. Wang holds a Bachelor's degree in International Accounting from Jinan University, a Master's degree in Business Administration from University of Wales, United Kingdom and an Executive Master's degree in Business Administration from Research Institute of Tsinghua University.

We believe Mr. Wang's financial management expertise, including his expertise in the IT industry, provides him with the necessary skills to serve as a member of the board of directors and enables him to contribute valuable insight regarding financial and strategic business issues.

Class III Directors (Terms Expire in 2025)

Eric Benhamou. Mr. Benhamou, a director since inception, co-founded Bridge Communications, a specialist in computer network technologies in 1981. Bridge Communications later merged with 3Com Corporation, a networking equipment vendor, in 1987. Thereafter, he became Chief Executive Officer of 3Com, serving there from 1990 to 2000, and as chairman until 2010. As 3Com's Chief Executive Officer, he led the company in acquiring US Robotics, the owner of Palm, Inc. the maker of the groundbreaking Palm Pilot. Palm, Inc. was thereafter spun off in 2000, and Mr. Benhamou served as its Chief Executive Officer until 2003. In 2003, Mr. Benhamou founded BGV, a venture capital firm focused on technology companies, specializing in cloud software, artificial intelligence cyber security, and mobile applications. Mr. Benhamou was a member of the board of directors of Silicon Valley Bank from 2004 until October 2024. He was a member of the board of directors of Finjan Holdings, a cybersecurity firm, from 2013 until July 2020. He served on the board of Cypress Semiconductor as chairman for over a decade, until 2017. He has served as a member of the board of directors of Enterprise 4.0 Technology Acquisition Corp, a special purpose acquisition company, from May 2021 until September 2023. He also serves on the board of several privately held technology companies, including Evinced, an AI-powered digital accessibility company, and Blendid, maker of AI-robotics smoothie preparation kiosks, Virtana (formerly Virtual Instruments), an IT infrastructure performance management platform, and 6dbytes, a food robotics company. He holds an M.S. from Stanford University's School of Engineering and a Diplôme d'Ingénieur and a Doctorate from Ecole Nationale Supérieure d'Arts et Métiers, Paris. Mr. Benhamou taught entrepreneurship in various business schools around the world for over 10 years, principally at INSEAD, Stanford University and IDC's Herzliya's Arison School of Business, where he was a visiting professor. He also served on the Advisory Board of Stanford's School of Engineering and the Board of Governors of Ben Gurion University of the Negev in Israel.

We believe Mr. Benhamou is qualified to serve on our board of directors due to his extensive operational and management experience in the technology industry as well as his public company governance experience and his venture capital background.

Patrick Nicolet.   Mr. Nicolet is the Chairman of Linebreak AG, an information technology services company specializing in real-time and distributed solutions for the enterprise that he founded in January 2021. Prior to that, he spent over twenty years in various roles at Capgemini SE, a consulting, technology services and digital transformation company, including seven as a Group Executive Board member. He also serves on the boards of directors of several private companies. Mr. Nicolet received his Bachelor of Laws (LLB) from the Université de Lausanne in Switzerland in 1984 and previously served in the Swiss Air Force where he obtained the Grade of Major.

We believe Mr. Nicolet's decades of operational and management experience in the technology industry, particularly in consulting and digital transformation, provides him with the necessary skills to serve as a member of the board of directors.

Weihang Wang.   Mr. Wang has served as a non-employee director of Grid Dynamics' board of directors since 2017. Mr. Wang has been a Director of ASL, the former parent company of Grid Dynamics, since 2009 and was redesignated from a Non-Executive Director to an Executive Director in May 2014. Mr. Wang has also served as the chairman and a director of Teamsun, ASL's ultimate holding company listed on the Shanghai Stock Exchange, since 2014, and currently is also the sole director of Hong Kong Teamsun. Hong Kong Teamsun is a wholly owned subsidiary of Teamsun. Mr. Wang previously also served as the chief executive officer of Teamsun from 2014 to July 2019. Prior to his re-designation as the chairman and chief executive officer of Teamsun in 2014, Mr. Wang was the general manager of Teamsun, and the vice-chairman and general manager of Teamsun's first board of directors. Mr. Wang holds an Executive Master's Degree in Business Administration from Tsinghua University in the PRC and a Master's Degree in Semi-Conductor Materials and Microelectronic Technology from the Information and Electronic Engineering Department of Zhejiang University in the PRC. Mr. Wang was awarded as China Software Industry Outstanding Entrepreneur Laureate and China Software Industry Prestige Award Laureate by China Software Industry Association in 2009. He was also awarded the "Innovation Outstanding Personality of Chinese Brand Award" in 2011.

We believe Mr. Wang's leadership roles in the IT industry and background in technology and engineering enable Mr. Wang to provide valuable insight to the board of directors regarding business strategy and industry trends.

Executive Officers

The following table sets forth certain information about our executive officers and their respective ages as of February 27, 2025. Officers are elected by the board of directors to hold office until their successors are elected and qualified. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Leonard Livschitz	58	Chief Executive Officer and Director
Anil Doradla	55	Chief Financial Officer
Yury Gryzlov	42	Chief Operating Officer and Chief Executive Officer of Grid Dynamics Europe

For the biography of Mr. Livschitz, see *"General — Class I Directors (Terms Expire in 2026)"* above.

Anil Doradla.   Mr. Doradla joined Grid Dynamics in December 2019 as Chief Financial Officer. Prior to joining Grid Dynamics, Mr. Doradla most recently served as Chief Financial Officer of Airgain, Inc. (NASDAQ:AIRG), a provider of advanced antenna technologies used to enable high performance wireless networking across a broad range of devices and markets, from February 2018 until November 2019. Prior to Airgain, Mr. Doradla was an equity research analyst at William Blair covering the technology sector that included ITO and BPO Services from June 2008 through January 2018. Prior to William Blair, Mr. Doradla held a range of senior finance, strategy and technology roles with Caris and Company, Deutsche Bank AG, AT&T Labs, and LCC International.

Yury Gryzlov.   Mr. Gryzlov joined Grid Dynamics in 2007 as the Company's first QA Manager and has served as Chief Operating Officer since January 2021. As the Chief Operating Officer, he is in charge of all facets of Grid Dynamics' operations, including budgeting, legal, HR, IT, office management, pricing, and recruiting. In August 2022, Mr. Gryzlov took on the additional role of Chief Executive Officer of Grid Dynamics Europe. Previously, he served as Senior Vice President of Operations and the Vice President of Operations in Europe, where he was responsible for all aspects of Grid Dynamics' people strategy, including hiring, developing, and retaining Grid Dynamics personnel offshore. Prior to that, Mr. Gryzlov was the Deputy Director of the Saratov Engineering Center, where he managed all of the daily operations.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. Our agents and contractors are also expected to read, understand and abide by the code. The code addresses various topics, including:

- compliance with applicable laws, rules and regulations;
- conflicts of interest;
- public communications;
- financial reporting;
- safeguarding company assets (including prohibitions on insider trading);
- insider trading;
- responsibilities to our customers, suppliers and competitors;
- working with governments; and
- reporting of violations of the code.

The full text of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics is posted on our investor relations webpage at *https://ir.griddynamics.com/corporate-governance.html* in the *"Corporate Governance"* section. We intend to post any amendments to our Code of Business Conduct and Ethics, and any waivers of our Code of Business Conduct and Ethics for directors and executive officers, on the same website. The inclusion of our website address in this Amendment does not include or incorporate by reference the information on our website into this Amendment.

Board and Stockholder Meetings and Committees

During the fiscal year ended December 31, 2024, Grid Dynamics' board of directors held four meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she served as a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

We encourage, but do not require, our directors to attend our annual meeting of stockholders. Five of our directors who served at the time of the 2024 annual meeting of stockholders attended such meeting.

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, which are standing committees of the board of directors. The current membership of our committees is set forth below. Each of our standing committees operates under a written charter that complies with the applicable requirements of the Nasdaq listing standards and the applicable rules and regulations of the SEC. Each of the charters is posted on the *"Corporate Governance"* section of our investor relations website at *https://ir.griddynamics.com/corporate-governance.html*.

Name of Director[1]	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Eric Benhamou	Member	Chair	Member
Lloyd Carney		Member	Chair
Marina Levinson	Member		
Michael Southworth	Chair		
Shuo Zhang	Member		

(1) Lists current membership of our committees.

Audit Committee

Our audit committee is responsible for, among other things:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, our interim and year-end financial statements;

- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviewing our policies on and oversees risk assessment and risk management, including enterprise risk management;

- reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

- providing oversight on matters related to our cybersecurity, IT strategy, operations, policies, controls and risk management;

- reviewing related person transactions; and

- approving or pre-approving, as required, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Each of the members of our audit committee meets the requirements for independence under the listing standards of Nasdaq and the applicable rules and regulations of the SEC. Each member of our audit committee also meets the financial literacy and sophistication requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that Ms. Zhang is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"). The audit committee held four meetings in 2024.

Compensation Committee

Our compensation committee is responsible for, among other things:

- reviewing, approving and determining the compensation of our executive officers and key employees;

- reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the board of directors or any committee thereof;

- administering our equity compensation plans;

- reviewing, approving and making recommendations to our board of directors regarding incentive compensation and equity compensation plans; and

- establishing and reviewing general policies relating to compensation and benefits of our employees.

Each of the members of our compensation committee meets the requirements for independence under the listing standards of Nasdaq and the applicable rules and regulations of the SEC. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The compensation committee held four meetings in 2024.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

- identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

- overseeing the evaluation of our board of directors and its committees;

- considering, and making recommendations to our board of directors regarding, the composition of our board of directors and its committees;

- reviewing developments in corporate governance practices;

- evaluating the adequacy of our corporate governance practices and reporting; and

- developing, and making recommendations to our board of directors regarding, corporate governance guidelines and matters.

Each of the members of our nominating and corporate governance committee meets the requirements for independence under the listing standards of Nasdaq. The nominating and corporate governance committee held one meeting in 2024.

Compensation Committee Interlocks and Insider Participation

In 2024, Mr. Benhamou and Mr. Carney served as members of our compensation committee. None of the members of our compensation committee is or has been an officer or employee of Grid Dynamics. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or board of directors.

Insider Trading Policy

We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, among others, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq listing standards. Except under limited circumstances, persons subject to the policy may not engage in any transaction of our securities while aware of material nonpublic information relating to the Company. The insider trading policy also implements quarterly trading blackout periods and allows for special blackout periods to limit the likelihood of trading at times with significant risk of insider trading exposure. In addition, subject to limited exceptions, such persons subject to our insider trading policy are prohibited from engaging in any transaction involving our securities without first obtaining pre-clearance from our compliance officer.

Our insider trading policy also includes Rule 10b5-1 trading plan guidelines that permit trading pursuant to Rule 10b5-1 trading plans ("10b5-1 plans"). Under these guidelines, among other restrictions, 10b5-1 plans may only be adopted or modified when the person adopting the trading plan is not aware of any material nonpublic information and there is an open trading window. In addition, the first trade under a 10b5-1 plan may not occur until the completion of a cooling off period in compliance with SEC rules.

The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024.

Item 11. Executive Compensation

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains our executive compensation program for our named executive officers ("NEOs") listed below. This CD&A also describes the compensation committee's process for making pay decisions, as well as its rationale for specific decisions related to the year ended December 31, 2024.

Name	Position
Leonard Livschitz	Chief Executive Officer and Director
Anil Doradla	Chief Financial Officer
Yury Gryzlov	Chief Operating Officer and Chief Executive Officer of Grid Dynamics Europe

Executive Summary

Grid Dynamics is a leading provider of technology consulting, platform and product engineering, and advanced analytics services. Fusing technical vision with business acumen, we enable positive business outcomes for enterprise companies undergoing business transformation by solving their most pressing technical challenges. A key differentiator is our eight years of experience and leadership in enterprise artificial intelligence ("AI"), supported by profound expertise and ongoing investment in data, analytics, cloud & DevOps, application modernization, and customer experience. Founded in 2006, Grid Dynamics is headquartered in Silicon Valley with offices across the Americas, Europe, and India.

2024 Business Highlights

With our continued focus on scaling, both in sales and technology, our revenues in 2024 were the highest in our history. This remarkable result was driven by customers, both existing and new, across various industry verticals.

- *Revenue —* Total revenues were $350.6 million, an increase of 12.0% year-over-year.

- *GAAP Net Income —* GAAP net income attributable to common stockholders was $4.0 million compared to GAAP net loss attributable to common stockholders of $(1.8) million in 2023.

- *Non-GAAP EBITDA* — Non-GAAP EBITDA (earnings before interest, taxes, depreciation, amortization, other income, net, fair value adjustments, stock-based compensation, and transaction and transformation-related costs as well as geographic reorganization expenses), a non-GAAP metric, was $52.5 million, compared with $44.2 million in 2023.

- *Customers —* We continued to gain new customers in 2024 and increased deal activity with our existing customers across industry verticals. Our customers, new and existing, contributed to our strong results. This is a testament of our differentiation, technical competency and the business value we bring to our customers.

- *Continuing to Scale —* We continued to scale our delivery locations in 2024, furthering our "follow-the-sun" strategy across Europe, India, and the Americas. As part of this strategy, we acquired Juxt in the U.K. and Mobile Computing in Argentina.

2024 Say-on-Pay and Stockholder Engagement

At our 2024 Annual Meeting, stockholders strongly supported our executive compensation program, with 98% of those voting in favor of our Say-on-Pay advisory vote. This outcome reflects the alignment of our program with stockholder expectations and reinforces our commitment to listening to and acting on feedback.

Throughout 2024 and continuing into 2025, the Company remained actively engaged with stockholders in the United States and around the world to gather their perspectives on a range of matters, including executive compensation, Company performance, governance practices, and long-term strategy. These conversations are an important part of our governance approach and reflect our ongoing commitment to listening and responding to stockholder feedback. We expect to continue this dialogue on a regular basis as we evaluate and refine our executive compensation practices.

As we disclosed in our most recent proxy statement, during 2023, we engaged extensively with our largest stockholders, collectively representing over 30% of our outstanding shares unaffiliated with members of our Board, to listen to their concerns. Members of our senior management team, and in some cases the chair of the compensation committee, participated in these discussions, which provided valuable insights into stockholders' perspectives on our compensation philosophy, incentive structures, performance metrics, and governance practices. The feedback from these dialogues was shared with the full Board and informed our efforts to enhance our compensation programs. In addition, with support from our independent compensation consultant, the compensation committee conducted a thorough review of our executive compensation program. This review focused on balancing competitive market practices, stockholder expectations, governance standards, and our business strategy. The compensation committee continued to utilize our independent compensation consultant in 2024 to examine and assess the effectiveness of our compensation program throughout the year.

As a result of this process, we implemented several key changes to the program for 2024, which are summarized below. These updates reflect our ongoing commitment to maintaining a compensation program that aligns with stockholder interests, supports long-term value creation, and seeks to attract and retain top talent.

What We Heard	What We Did
Stockholders would like to see diverse use of performance metrics in the incentive plans	The compensation committee discusses metric selection regularly. The focus of our annual and long-term incentives is achieving profitable growth and driving long-term stockholder value creation. As such, we use a carefully balanced mix of financial metrics across our incentive plans ─ with a heavier emphasis on revenue because it is a fundamental indicator of our ability to generate income *and* sustain growth over time. Recognizing that revenue is used as a metric in both the annual and long-term incentives, the compensation committee balances it with other metrics designed to support the Company's business strategy and align with stockholder interests as follows:

Annual Cash Incentives		Long-Term Equity Incentives (Performance Stock Units)	
Metric	*Weight*	*Metric*	*Weight*
Revenue ($)	50%	Year-over-year revenue growth (%)	50%
Non-GAAP EBITDA ($)	50%	Contribution margin (%)	50%
		Contribution margin is gross margin for revenue (as adjusted for certain items).	
		Relative total stockholder return vs. the Russell 2000 index ("rTSR")	Modifier (up to +/- 20%)
		Relative revenue compound annual growth vs. the Russell 2000 index ("rCAGR")	Modifier (up to +/- 20%)

Stockholders would like to see maximum payout opportunities for long-term incentive awards targeted closer to market practices	Performance stock units ("PSUs") granted under our long-term incentive plan vest up to 200% of target, with the potential for further adjustment up or down based on rTSR and rCAGR performance (up to +/- 20% for each modifier). This structure applies to the CEO and all other NEOs and is consistent with our 2024 Compensation Peer Group identified below and broader market practices.
Stockholders prefer to see an emphasis on performance-based equity	The compensation committee prioritized performance-based equity using a mix of 55% PSUs and 45% restricted stock units ("RSUs"). This approach places a significant focus on awards that are earned only if specific performance objectives are achieved and rTSR and rCAGR outpace the market. It also balances the Company's talent retention objectives while maintaining a direct link to stock price.
Stockholders prefer to see longer performance measurement periods for long-term equity incentive awards	Performance criteria for PSUs will measure year-over-year revenue growth and contribution margin performance over the course of a three-year period. Accordingly, one-third of our NEOs' PSUs are eligible to vest each year, with an initial vesting amount ranging from 0% to 200% of target determined based on actual results. After the initial vesting level has been determined based on actual results, a modifier is applied based on rTSR and rCAGR results for one-, two- and three-year performance over the performance period.
	We measure performance annually because we operate in a business environment in which forecasting multi-year performance is extremely difficult. This approach allows us to maintain a clear focus on our critical, shorter-term growth objectives while still driving accountability for executing on our long-term vision of sustainable growth and value creation. In addition, using multi-year vesting requirements and linking our NEOs' compensation to our stock strongly aligns management's long-term interests with those of our stockholders.

2024 Compensation Highlights

Our compensation committee and Board believe that executive compensation should be linked to our overall financial performance, strategic success and stockholder returns. As such, our executive compensation program is designed to attract highly qualified individuals, retain those individuals in a competitive marketplace for executive talent and motivate performance. We seek to align individual performance with long-term strategic business objectives and stockholder interests in a manner consistent with safe and sound business practices and sustainable financial performance. We believe our executive compensation program as developed and implemented, and as presented in this CD&A, achieves these objectives and is appropriate for a company in our industry and at our stage of growth.

Our executive compensation program has three primary elements: base salary, incentives in the form of annual cash bonuses, paid quarterly, under our Corporate Bonus Plan, and long-term equity incentives in the form of PSUs and RSUs. Each of these compensation elements serves a specific purpose in our compensation strategy. Base salary is an essential component to any market-competitive compensation program. Incentives in the form of annual cash bonuses, paid quarterly, under our Corporate Bonus Plan, reward the achievement of short-term goals, while long-term equity incentives drive our NEOs to focus on long-term sustainable stockholder value creation.

Based on our performance and consistent with the design of our program, our compensation committee and Board made the following executive compensation decisions for 2024:

Compensation Element	Highlights
Base Salary	In 2024, none of the NEOs received base salary increases, except for Mr. Doradla. The compensation committee approved Mr. Doradla's increase to better align his base salary with the market.
Cash Incentives	Our NEOs are eligible to receive payments under our Corporate Bonus Plan, which provides that eligible participants, including the NEOs, earn annual cash bonuses, paid quarterly, based on achievement of our financial performance objectives. Performance targets are established based on a combination of pre-determined goals, which included equally weighted revenue and non-GAAP EBITDA targets for 2024. The Company exceeded these performance targets in three quarters during 2024, achieving 85%, 122%, 128% and 113% of the quarterly performance targets for each of the three months ended March 31, 2024, June 30, 2024, September 30, 2024 and December 31, 2024, respectively. Accordingly, in three of the four quarters of 2024, our NEOs received quarterly cash incentive payments that surpassed their target bonus opportunities under our Corporate Bonus Plan.
Long-Term Equity Incentives	For 2024, the long-term equity incentive awards granted to the NEOs were structured with a mix of 55% PSUs and 45% RSUs to achieve a balance between performance alignment and retention. The 2024 grant was designed to cover a three-year performance period with respect to granted PSUs, and a three-year service period with respect to granted RSUs. Consolidating the awards into a single, larger grant, enhances consistency and predictability for participants and stockholders, while encouraging a long-term perspective. In February 2025, the compensation committee and Board certified the achievement of the 2024 performance goals for year-over-year revenue growth and contribution margin. This performance resulted in the vesting of 160% of the target number of PSUs for the first year of the three-year performance period (one-third of the award). Additionally, the rTSR and rCAGR modifiers were assessed at approximately the 83rd and 60th percentiles. This resulted in a 20% rTSR modifier and a 10% rCAGR modifier, resulting in a 30% upward adjustment to the vesting PSUs, and resulted in earned PSUs of 208% of target.

What Guides Our Program

Executive Compensation Philosophy and Objectives

We operate in the software and technology industry and face a highly competitive environment for top-level executive talent. To accomplish our business and growth objectives, we must be able to attract and retain talented executives whose skills and experience enable them to contribute to our long-term success. To that end, the principal objectives and philosophy of our executive compensation programs are to attract, fairly compensate, appropriately incentivize, and retain our executives in a manner that aligns their long-term interests with those of our stockholders. The compensation committee strives to set base salaries at levels that are competitive, with leveraged incentive opportunities that provide higher payouts when our performance is significantly above target and result in lower total compensation than our peers when performance targets are missed. Our executive compensation program is designed to be:

- **Competitively Positioned:** Target compensation should be competitive with that being offered to individuals in comparable roles at other companies with which we compete for talent to ensure that we employ the best people to lead our success.

- **Performance-Driven and Stockholder-Aligned:** A meaningful portion of total compensation should be variable and linked to the achievement of specific short- and long-term performance objectives and designed to drive stockholder value creation.

- **Maximized for Leadership Impact:** We recognize, particularly in our executive team, that the value each leader brings to us extends well beyond their functional role. This means that although our compensation is informed by reviewing competitive market data, we also pay our executive team based on the impact they have on our business performance goals.

- **Responsibly Governed:** Decisions about compensation should be guided by best-practice governance standards and rigorous processes that encourage prudent decision-making.

Best Compensation Practices & Policies

We also believe the following practices and policies within our program promote sound compensation governance and are in the best interests of our stockholders and executives:

What We Do	What We Don't Do
✓ Emphasize variable pay over fixed pay—the majority (97%) of the CEO's target compensation is "at-risk" and directly tied to our financial results and stock performance	✗ No tax gross ups other than for qualified relocation expenses
✓ Maintain anti-hedging and anti-pledging policies	✗ No option or stock appreciation rights granted below fair market value
✓ Provide for "double-trigger" equity award vesting and severance benefits upon a change in control	✗ No supplemental executive retirement plans except in jurisdictions where statutorily required
✓ Use an independent compensation consultant	✗ No significant perquisites
✓ Responsible use of equity awards under our long-term incentive program	✗ No timing the release of material nonpublic information for purposes of affecting the value of long-term equity incentives
✓ Pay for performance philosophy and culture	
✓ Maintain a compensation recovery (clawback) policy	

Executive Compensation Decision-Making Process

The Role of the Compensation Committee. Our Board established a compensation committee to discharge its responsibilities relating to our executive compensation policies and programs. Our compensation committee oversees the executive compensation program for our NEOs. The compensation committee is comprised of independent, non-employee members of the Board and works closely with its independent consultant and management to examine the effectiveness of our executive compensation program throughout the year. Our compensation committee is responsible for the executive compensation programs for our executive officers and reports to our Board on its discussions, decisions and other actions. Our compensation committee reviews, evaluates and recommends to the Board the compensation of our chief executive officer. Our compensation committee also reviews, approves and administers our incentive compensation plans, equity compensation plans, and such other plans as are designated from time to time by the Board. Details of the compensation committee's authority and responsibilities are specified in its charter, which may be accessed at our website at *https://ir.griddynamics.com/corporate-governance*.

The Role of Management. Members of our management team attend regular meetings where executive compensation, Company and individual performance, and competitive compensation levels and practices are discussed and evaluated; however, they are not present in the board room, nor do they participate in discussions about their own pay. Only our compensation committee members are allowed to vote on decisions regarding NEO compensation. The CEO reviews his recommendations pertaining to the compensation of NEOs with the compensation committee providing input, transparency and oversight. The CEO does not participate in the deliberations of the Board or compensation committee regarding his own compensation. Independent members of the Board make all final determinations regarding CEO compensation.

The Role of the Independent Consultant. Our compensation committee engages an independent compensation consultant to provide expertise on competitive pay practices, program design, and an objective assessment of any inherent risks of any programs. Pursuant to authority granted to it under its charter, the compensation committee has hired Pearl Meyer & Partners, LLC ("Pearl Meyer") as its independent consultant. Pearl Meyer reports directly to the compensation committee and does not provide any additional services to management. The compensation committee has conducted an independence assessment of Pearl Meyer in accordance with SEC rules.

The Role of Peer Group Companies. Our compensation committee strives to set a competitive level of total compensation for each NEO as compared with executive officers in similar positions at peer companies. The compensation committee regularly reviews the Company's peer group to ensure it reflects organizations that are most relevant for benchmarking executive compensation. For the purposes of setting 2024 compensation levels, the compensation committee assessed potential comparators to evaluate the degree to which the current peer companies have kept pace with our growth and evolution. The compensation committee also took into consideration the broader marketplace to identify appropriate and relevant additions and removals from the current peer companies. New companies were added to the peer group to maintain relevance and ensure alignment with our size, industry, and competitive landscape, while several companies were removed due to acquisition or significant changes in their business status or market capitalization:

Additions	Removals
Fastly, Inc.	Benefitfocus.com, Inc.
The Hacket Group	ChannelAdvisor Corporation
Information Services Group, Inc.	LivePerson, Inc.
N-able, Inc.	Upland Software, Inc.
SolarWinds Corporation	Mandiant, Inc. (reference peer)
Varonis Systems, Inc.	

In conjunction with the recommendation of Pearl Meyer, the compensation committee took into account publicly available data for the peer companies (the "2024 Compensation Peer Group") listed below along with industry specific survey data, where appropriate. Selection criteria for determining and reviewing the 2024 Compensation Peer Group, used to establish the competitive market for the NEOs, generally include:

- **Industry:** IT consulting and services, systems software and applications software companies.

- **Size:** Companies with revenues ranging from $100 to $800 million and market capitalization between $100 million and $6 billion.

The 2024 Compensation Peer Group is listed below. Grid Dynamics is positioned at the 35th percentile in revenue and the 32nd percentile in market capitalization as of September 2024.

Peer Companies		Peer Data As of September 2024				
Agilysys, Inc.	Model N, Inc.	($ in millions)				
American Software, Inc.	N-able, Inc.	*Percentile*		*Revenue*		*Market Cap*
BlackLine, Inc.	PagerDuty, Inc.	25th	$	266	$	816
eGain Corporation	Progress Software Corporation					
Endava plc	PROS Holdings, Inc.	Median	$	449	$	2,029
Fastly, Inc.	Qualys, Inc.					
The Hackett Group, Inc.	Rapid7, Inc.	75th	$	678	$	3,069
Information Services Group, Inc.	SolarWinds Corporation	Grid Dynamics	$	318	$	1,067
JFrog Ltd.	TechTarget, Inc.	% Rank		35		32
LiveRamp Holdings, Inc.	Varonis Systems, Inc.					
	Workiva Inc					

Our compensation committee also reviewed equity information from a group of "reference companies," including EPAM Systems, Inc. and Globant S.A.

It is important to note that market data is not the sole determinant in setting pay levels for the NEOs. Actual pay levels can be above or below the targeted levels depending on factors such as experience, individual or Company performance, tenure, employee potential, unique skills, the position and responsibilities of the position, criticality of the position to our Company, recommendations of our CEO and other factors. In general, our compensation committee desires to balance general internal and external equity and reserves the right to use discretion to deviate when necessary to recruit employees and/or retain the right talent.

Principal Elements of Compensation

Base Salary

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain executive leadership talent. We provide base salaries to our executive officers to compensate them for services rendered on a day-to-day basis and to provide sufficient and predictable annual cash income to allow them to focus on their responsibilities to the Company. In making base salary decisions, our compensation committee considers the CEO's recommendations, as well as each NEO's position and level of responsibility within our Company.

Our compensation committee takes into account factors such as competitive market data as well as individual performance, experience, tenure, internal equity, individual roles and responsibilities and employee potential. For 2024, none of the NEOs received salary increases, except for Mr. Doradla. The compensation committee approved Mr. Doradla's increase to better align his base salary with the market. The NEOs' salaries for 2023 and 2024 were as follows:

Name	2023	2024	% Adjustment
Leonard Livschitz	$ 800,000	$ 800,000	0 %
Anil Doradla	$ 300,000	$ 350,000	16.76 %
Yury Gryzlov[1]	$ 475,200	$ 442,840	0 %

(1) For 2023, Mr. Gryzlov's base salary of 400,000 Swiss francs has been converted into U.S. dollars at the exchange rate of 1.1880 U.S. dollars per Swiss franc on December 31, 2023. For 2024, Mr. Gryzlov's base salary of 400,000 Swiss francs has been converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024.

Cash Incentives

Our NEOs are eligible to receive payments under our Corporate Bonus Plan, which provides that eligible participants, including the NEOs, earn incentives in the form of annual cash bonuses, paid quarterly, based on achievement of our financial performance objectives. Performance targets are established based on a combination of our financial performance goals and market data. Actual quarterly payouts depend on the achievement of the pre-established financial performance objectives and can range from 0% to 200% of target award amounts.

Bonus amounts earned are paid following the end of each calendar quarter based on the achievement of our financial performance objectives. The target bonus opportunities are expressed as a percentage of annual base salary and were established by the NEO's level of responsibility and their ability to impact overall results. Target award opportunities for 2024 were as follows:

Name	2024 Base Salary	Bonus Target (% of Base Salary)	Bonus at Target
Leonard Livschitz	$ 800,000	100 %	$ 800,000
Anil Doradla	$ 350,000	50 %	$ 175,000
Yury Gryzlov[1]	$ 442,840	50 %	$ 221,420

(1) Mr. Gryzlov's base salary of 400,000 Swiss francs and bonus at target of 200,000 Swiss francs have been converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024.

2024 Financial Performance Metrics, Weightings and Results.

For purposes of the Corporate Bonus Plan in 2024, the compensation committee considered two corporate performance measures, which are weighted equally: quarterly revenue and non-GAAP EBITDA. The compensation committee believed this mix of performance measures was appropriate for our business given the criticality of Company growth in 2024, which the committee believes most directly influences long-term stockholder value. At the same time, the compensation committee established target performance levels for these measures that the committee believed to be challenging, but attainable, through the successful execution of our annual operating plan. Revenue growth targets were aligned with industry expectations, with annual target revenue set at a higher level than 2023 actual results. The following table shows, by quarter in 2024, our actual achievement of quarterly revenue and non-GAAP EBITDA, the resulting combined achievement percentage and the resulting quarterly cash bonus payments for each NEO.

	Actual Achievement of Corporate Performance Measures			Actual Payout to NEOs		
	Revenue (in millions)	Non-GAAP EBITDA[1] (as a percentage of revenue)	Total Achievement Relative to Target	Leonard Livschitz	Anil Doradla	Yury Gryzlov[2]
Three months ended March 31, 2024	$ 79.8	12.1 %	85 %	$ 170,000	$ 35,063	$ 34,120
Three months ended June 30, 2024	$ 83.0	14.1 %	122 %	$ 244,000	$ 50,325	$ 72,758
Three months ended September 30, 2024	$ 87.4	17.0 %	128 %	$ 256,000	$ 52,800	$ 75,708
Three months ended December 31, 2024	$ 88.1	15.1 %	113 %	$ 226,000	$ 49,438	$ 62,548
Total				**$ 896,000**	**$ 187,626**	**$ 245,134**

(1) We calculate Non-GAAP EBITDA based on net income/(loss) before interest income/(expense), provision for income taxes and depreciation and amortization, and further adjusted for the impact of stock-based compensation expense, transaction-related costs (which include, when applicable, professional fees, retention bonuses, and consulting, legal and advisory costs related to our merger and acquisition and capital-raising activities), impairment of long-lived assets, restructuring costs, one-time charges, and non-operating income/(expenses), net (which includes mainly foreign currency transaction gains and losses, fair value adjustments and other miscellaneous expenses). An interim estimate of this metric is presented to the Board on a quarterly basis to determine the total achievement relative to target presented.

(2) The actual payment of Mr. Gryzlov's bonus was 216,777 Swiss francs, converted in the table above into U.S. dollars reflecting a blended exchange rate of approximately 1.1308 U.S. dollars per Swiss franc for 2024 based on the average of the exchange rates on the last day of each calendar quarter of 2024.

Long-Term Equity Incentives

A significant portion of our NEO's annual compensation is provided in the form of long-term equity incentives that emphasize long-term stockholder value creation and the retention of a strong executive leadership team. Long-term equity incentives are intended to align the interests of award recipients with those of stockholders since the value of the award is driven by the value of our stock price. For 2024, long-term incentives were granted using a mix of 55% PSUs and 45% RSUs (as shown in the table below). This approach places a significant focus on awards that are earned only if specific performance objectives are achieved, and relative rTSR and relative rCAGR outpace the Russell 2000 index. It also balances the Company's talent retention objectives while maintaining a direct link to stock price.

Equity Vehicle	Weight	Design At-a-Glance
PSUs	55%	• Measures year-over-year revenue growth and contribution margin performance over the course of a three-year period. • One-third of our NEOs' PSUs are eligible to vest each year, in an amount ranging from 0% to 200% of target, based on actual results. • PSUs that vest based on actual results at up to 200% of target are subject to further adjustment up or down based on rTSR and rCAGR performance, both measured against the Russell 2000 index. • The total PSUs earned will be adjusted at the conclusion of the applicable performance period based on rTSR and rCAGR results for one-, two- and three-year performance over the performance period.
RSUs	45%	• One-third of RSUs vest on the first anniversary of the grant date and one-twelfth quarterly thereafter.

2024 3-Year Target Long-Term Equity Incentive Award Grants. The 2024 grant is designed to cover a three-year performance period with respect to PSUs, and a three-year service period with respect to RSUs. By consolidating the awards into a single, larger grant, the compensation committee enhances consistency and predictability for participants and stockholders, while encouraging a long-term perspective. The table below shows the values for the 3-year target long-term equity incentive awards granted in 2024 for each of the NEOs:

	2024 3-Year Equity Awards			
	RSUs		PSUs	
Name	Shares at Target (#)	$ Value[1]	Shares at Target (#)	$ Value[2]
Leonard Livschitz	800,000	$ 10,664,000	960,000	$ 13,932,800
Anil Doradla[3]	60,000	$ 799,800	72,000	$ 1,044,960
Yury Gryzlov	80,000	$ 1,066,400	96,000	$ 1,393,280

(1) Award amounts for the RSUs were determined based on the closing price of our common stock on December 29, 2023, the last trading day before the January 1, 2024 date of grant, which was $13.33.

(2) The amounts in this column represent the aggregate grant date fair value of PSUs granted to the NEO in 2024 computed in accordance with FASB ASC Topic 718. In accordance with SEC rules, the grant date fair value of an award that is subject to a performance condition is based on the probable outcome of the performance conditions. The assumptions used to calculate these amounts are discussed in notes to our audited consolidated financial statements for the year ended December 31, 2024. These amounts do not reflect the actual economic value that will be realized by the NEO upon the vesting of the PSUs or the sale of the common stock underlying such awards.

(3) On October 21, 2024, the compensation committee also approved a grant of 20,000 time-based RSUs, with a value of $320,800, to Mr. Doradla to better align his equity compensation with the market. The award amount was determined based on the closing price of our common stock on the date of grant, which was $16.04. This award vests one-third on the first anniversary of the grant date and one-twelfth quarterly thereafter. This grant is not included in the table above.

A Closer Look at PSUs. PSUs are designed to reward sustainable growth and profitability while aligning long-term equity incentives with stockholder interests. PSUs are earned based on two equally weighted metrics: 50% year-over-year revenue growth (%) and 50% contribution margin (%), ensuring a balanced focus on top-line growth and efficient operations.

For the 2024–2026 performance period, the compensation committee set targets that are more ambitious than those established in 2023, reflecting the Company's growth into a larger and more complex organization. These goals are designed to challenge the NEOs to deliver superior performance over a longer timeframe, reinforcing the Company's commitment to sustainable value creation. To achieve target performance levels, the Company must deliver double-digit revenue growth, a significant challenge given the competitive and dynamic market environment. This ensures that the performance goals are not only ambitious but also aligned with the Company's long-term strategic priorities. Similarly, the contribution margin target requires a strong focus on operational efficiency and disciplined cost management to balance top-line growth with profitability. By setting these rigorous targets, the compensation committee underscores its emphasis on tying executive compensation to meaningful and measurable outcomes.

To further reinforce long-term value creation, PSUs are also subject to adjustments based on rTSR and rCAGR, both measured against the Russell 2000 index. As shown below, these adjustments are assessed at the one-, two-, and three-year marks within the performance period, ensuring that compensation outcomes reflect sustained performance and competitive standing over time.


2024 PSU Grant
Performance Measured
1/3 of award earned based on performance
Performance Measured
1/3 of award earned based on performance
Performance Measured
1/3 of award earned based on performance
FY2024
FY2025
FY2026
Year-Over-Year Revenue Growth & Contribution Margin (2024 v. 2023)
Year-Over-Year Revenue Growth & Contribution Margin (2025 v. 2024)
Year-Over-Year Revenue Growth & Contribution Margin (2026 v. 2025)
rTSR and rCAGR (1/1/24-12/31/24)
rTSR and rCAGR (1/1/24-12/31/25)
rTSR and rCAGR (1/1/24-12/31/26)

We measure performance annually because we operate in a business environment in which forecasting multi-year performance is extremely difficult. This approach allows us to maintain a clear focus on our critical, shorter-term growth objectives while still driving accountability for executing on our long-term vision of sustainable growth and value creation. In addition, using multi-year vesting requirements and linking our NEOs' compensation to Company stock strongly aligns management's long-term interests with the those of our stockholders.

PSUs earned for 2024. In February 2025, the compensation committee and Board certified the achievement of the 2024 performance goals for year-over-year revenue growth and contribution margin. This performance resulted in the vesting of 160% of the target number of PSUs for the first year of the three-year performance period (one-third of the award). Additionally, the rTSR and rCAGR modifiers were assessed at approximately the 83rd and 60th percentiles. This resulted in a 20% rTSR modifier and a 10% rCAGR modifier, totalling a 30% upward adjustment to the earned PSUs, resulting in earned PSUs of 208% of target.

Name	Target Number of Shares	Total Vested Number of Shares
Leonard Livschitz	320,000	665,600
Anil Doradla	24,000	49,920
Yury Gryzlov	32,000	66,560

Timing of Long-Term Equity Incentive Awards. Long-term equity incentive awards to our NEOs are designed to cover a three-year performance period. When the compensation committee determines to make any grants of long-term equity incentive awards, they are granted on a quarterly basis at the time of the compensation committee's regularly scheduled quarterly meetings. We do not currently grant awards of stock options, stock appreciation rights, or similar option-like equity awards. Accordingly, we do not have a specific policy or practice on the timing of grants of such awards in relation to the disclosure of material nonpublic information by us, which would require disclosure under Item 402(x) of Regulation S-K. In the event we determine to grant new long-term equity incentive awards of stock options or similar equity awards in the future, our compensation committee will evaluate the appropriate steps to take in relation to the foregoing. We have not timed the release of material nonpublic information for purposes of affecting the value of executive compensation.

Other Practices, Policies and Guidelines

Stock Trading Practices, Anti-Hedging & Anti-Pledging Policies

Our executive officers are subject to our insider trading policy, which applies to their transactions involving any securities of Grid Dynamics. Except under limited circumstances, persons subject to the policy may not engage in any transaction of our securities while aware of material nonpublic information relating to the Company. The insider trading policy also implements quarterly trading blackout periods and allows for special blackout periods to limit the likelihood of trading at times with significant risk of insider trading exposure. In addition, all of our employees are prohibited from engaging in any transaction involving our securities without first obtaining pre-clearance from our compliance officer.

Our insider trading policy also includes Rule 10b5-1 trading plan guidelines that permit our directors and certain employees, including our NEOs, to adopt Rule 10b5-1 trading plans ("10b5-1 plans"). Under these guidelines, among other restrictions, 10b5-1 plans may only be adopted or modified when the person adopting the trading plan is not aware of any material nonpublic information and there is an open trading window. In addition, the first trade under a 10b5-1 plan may not occur until the completion of a cooling off period in compliance with SEC rules.

Our insider trading policy also prohibits our employees, including officers, and directors from pledging or engaging in hedging or similar transactions in our securities, including but not limited to prepaid variable forwards, equity swaps, collars, exchange funds, puts, calls and short sales.

Compensation Recovery Policy

In November 2023, the Company adopted a compensation recovery policy pursuant to which we may seek the recovery of cash performance-based incentive compensation paid by us as well as performance-based equity awards, including the PSUs, in accordance with the compensation recovery rules established by The Nasdaq Stock Market pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The compensation recovery policy applies to each individual who is or was ever designated as an "officer" by the Board in accordance with Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934.

The compensation recovery policy provides that if (i) we restate our financial statements due to material noncompliance with any financial reporting requirement under the securities laws; (ii) the amount of cash incentive compensation or performance-based equity compensation that was paid or is payable based on achievement of specific financial results paid to a covered individual would have been less if the financial statements had been correct; and (iii) the cash incentive compensation or performance-based equity compensation was received no more than three fiscal years prior to the date a restatement of our financial statements was determined; then Grid Dynamics will require the repayment from the covered individual of the excess cash incentive compensation or performance-based equity compensation such individual received.

Perquisites, Retirement, and Other Benefits

We generally do not provide perquisites or other benefits to our executive officers other than those available to employees generally. All of our NEOs are eligible to participate in our employee benefit plans, including medical, dental, vision, and life insurance plans, in each case on the same basis as all of our other employees. We contribute to statutorily mandated retirement plans covering our employees outside of the United States and have established a 401(k) tax-deferred savings plan, which permits participants, including our executive officers, to make contributions up to applicable annual statutory limits by salary deduction pursuant to Section 401(k) of the Internal Revenue Code of 1986, as amended, and subject to limitations under the Employee Retirement Income Security Act.

Severance and Change in Control Benefits

Effective upon consummation of our business combination in March 2020 (the "Business Combination"), we entered into employment agreements with certain of our officers, including our current NEOs (as amended, the "Employment Agreements"). Each Employment Agreement generally provides, with respect to each officer, the following terms: (i) at-will employment, (ii) the annual base salary, (iii) eligibility to receive annual incentive bonuses at our discretion and related targeted payment, (iv) initial grant of equity awards by the Company and eligibility to be granted future equity awards by the Company in the discretion of its board of directors, (v) an initial term for the agreement of four years with successive one-year renewal terms unless either party provides timely notice of non-renewal, (vi) severance payments upon a termination without cause (excluding death or disability) or resignation for "good reason" (as defined in the agreement) and (vii) eligibility for enhanced "double-trigger" severance upon such terminations that occur within the three month period prior to or the 12 month period following a "change in control" (as defined in the agreement). Severance payments are generally comprised of: (i) a lump-sum payment equal to 24 months of base salary for Mr. Livschitz, 12 months of base salary for Mr. Doradla, and 12 months of base salary for Mr. Gryzlov, (ii) a lump-sum payment equal to 100% with respect to Mr. Livschitz, 50% with respect to Mr. Doradla, or 50% with respect to Mr. Gryzlov, of the current annual maximum bonus target amount, (iii) reimbursement for the monthly premiums for COBRA continuation coverage (or its equivalent) for a period of 24 months for Mr. Livschitz, 12 months for Mr. Doradla, and 12 months for Mr. Gryzlov, and (iv) for severance unrelated to a change in control, one year of accelerated vesting of outstanding unvested equity awards on the termination date.

In addition, "double-trigger" change in control severance terms provide for full accelerated vesting of outstanding unvested equity awards. Such severance benefits are conditioned on the officer signing and not revoking a separation agreement and release of claims in favor of us within the timeframe set forth in the officer's agreement.

Impact of Tax and Accounting

We regularly consider the various tax and accounting implications of our compensation plans. When determining the amount of long-term incentives and equity grants to executives and employees, the compensation costs associated with the grants are reviewed, as required by FASB ASC Topic 718.

While considering tax deductibility as only one of several considerations in determining compensation, our compensation committee believes that the tax deduction limitation should not compromise its ability to structure compensation programs that provide benefits to our Company that outweigh the potential benefit of a tax deduction and, therefore, may approve compensation that is not deductible for tax purposes.

Compensation Risk Assessment

It is our belief that a majority of an executive's total compensation should be variable "at risk" compensation, meaning it is tied to our financial performance. However, because performance-based incentives play a large role in our compensation program, we strive to ensure that incentives do not result in actions that may conflict with the long-term best interests of the Company and our stockholders. Therefore, our compensation committee evaluated all of our plans and policies (applicable to executives and employees below the executive level) in April 2025 for attributes that could cause excessive risk-taking. We concluded that our programs and policies do not encourage excessive risk-taking because: (a) the salary component of our program is a fixed amount; (b) the majority of the average compensation paid to our executive officers is delivered in the form of equity ownership, which aligns the interest of our executives with those of our stockholders; and (c) the Corporate Bonus Plan and long-term equity incentives are designed with risk-mitigating characteristics such as (i) maximum award payouts based on the attainment of various and continually evolving financial objectives which diversify risks associated with a single indicator of performance, (ii) our equity-based incentives encourage a longer-term focus through multi-year vesting periods, (iii) our risk-mitigating policies in place such as insider trading and hedging prohibitions, and (iv) review and approval of final awards and quarterly updates by our compensation committee and our Board.

Compensation Committee Report

The compensation committee of the board of directors, which is composed solely of independent members of the board of directors, assists the board in fulfilling its responsibilities regarding compensation matters and, pursuant to its charter, is responsible for determining the compensation of our executive officers. The compensation committee has reviewed and discussed the Compensation Discussion and Analysis included in this Annual Report with management. Based on this review and discussion, the compensation committee has recommended to the board of directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Committee
Eric Benhamou, Chair
Lloyd Carney

The material in the Compensation Committee Report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, other than our Annual Report on Form 10-K, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Non-Employee Director Compensation

Our board of directors has adopted an Outside Director Compensation Policy (the "Policy"), pursuant to which: (i) each outside director will be paid an annual cash retainer of $40,000, an initial grant of restricted stock units with a grant date fair market value of $75,000, and an annual grant of restricted stock units with a grant date fair market value of $75,000, (ii) the non-executive chairperson of the board will be paid an additional annual cash fee of $20,000 and granted an additional grant of restricted stock units with a grant date fair market value of $20,000, (iii) the lead outside director will be paid an additional annual cash fee of $20,000 and granted an additional grant of restricted stock units with a grant date fair market value of $20,000, (iv) the chair of the audit, compensation and nominating and corporate governance committees will be paid an additional annual cash fee of $20,000, $15,000 and $15,000, respectively, and (v) members of the audit, compensation and nominating and corporate governance committees that are not serving as the chair of such committee, will be paid of an additional annual cash fee of $15,000, $10,000 and $10,000, respectively.

Our board of directors updated the Policy effective January 1, 2025. Pursuant to the updated Policy: (i) the additional annual grant of restricted stock units to each of the non-executive chairperson and the lead outside director will increase from a grant date fair market value of $20,000 to a grant date fair market value of $30,000, (ii) the chair of the audit, compensation and nominating and corporate governance committees will be granted an additional annual grant of restricted stock units with a grant date fair market value of $40,000, and (iii) members of the audit, compensation and nominating and corporate governance committees that are not serving as the chair of such committee, will be granted an additional grant of restricted stock units with a grant date fair market value of $30,000.

Notwithstanding the foregoing, no outside director may be paid, issued or granted, in any fiscal year of the Company, cash compensation and equity awards with an aggregate value greater than $600,000.

The table below shows the total compensation earned by our non-employee directors for the fiscal year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Eric Benhamou	80,000	74,982	154,982
Lloyd Carney	85,000	94,994	179,994
Marina Levinson	55,000	74,982	129,982
Patrick Nicolet	40,000	74,982	114,982
Michael Southworth	60,000	74,982	134,982
Weihang Wang	40,000	74,982	114,982
Yueou Wang	40,000	74,982	114,982
Shuo Zhang	55,000	74,982	129,982

(1) The amounts in this column represent the aggregate grant date fair value of RSU awards granted to the director in the fiscal year computed in accordance with FASB ASC Topic 718. For a discussion of our assumptions in determining the grant date fair value of our equity awards see the notes to Grid Dynamics' audited consolidated financial statements for the year ended December 31, 2024 included in the Original Filing.

Summary Compensation Table

Grid Dynamics' NEOs for 2024 are Leonard Livschitz, Chief Executive Officer, Anil Doradla, Chief Financial Officer, and Yury Gryzlov, Chief Operating Officer and Chief Executive Officer of Grid Dynamics Europe. The following table presents summary information regarding the total compensation for the years ended December 31, 2024, 2023 and 2022 for Mr. Livschitz, Mr. Doradla, and Mr. Gryzlov:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Leonard Livschitz,	2024	800,000	896,000	—	24,596,800	12,085	26,304,885
Chief Executive Officer	2023	800,000	1,022,000	—	3,989,003	11,317	5,822,320
	2022	733,333	1,342,500	—	22,579,813	6,841	24,662,487
Anil Doradla,	2024	320,000	187,626	—	2,165,560	3,864	2,677,050
Chief Financial Officer	2023	300,000	182,850	—	387,529	3,612	873,991
	2022	300,000	276,375	—	2,749,621	3,372	3,329,368
Yury Gryzlov(4),	2024	442,840	245,134	—	2,459,680	196,984	3,344,638
Chief Operating Officer and	2023	475,200	289,762	—	387,529	210,311	1,362,802
Chief Executive Officer of	2022	369,488	357,010	—	2,749,621	52,982	3,529,101
Grid Dynamics Europe							

(1) The amounts included in this column reflect payments earned in 2024, 2023 and 2022, as applicable, under the Company's Corporate Bonus Plan as described below.

(2) The amounts in this column represent the aggregate grant date fair value of RSUs and PSUs granted to the NEO in 2024, 2023 and 2022, as applicable, computed in accordance with FASB ASC Topic 718. In accordance with SEC rules, the grant date fair value of an award that is subject to a performance condition is based on the probable outcome of the performance conditions. The assumptions used to calculate these amounts are discussed in notes to Grid Dynamics' audited consolidated financial statements for the year ended December 31, 2024 included in the Original Filing. These amounts do not reflect the actual economic value that will be realized by the NEO upon the vesting of the PSUs, or the sale of the common stock underlying such awards. The grant date fair market value for the PSUs assuming the maximum payout would have been $39,011,840 for Mr. Livschitz, $2,925,888 for Mr. Doradla and $3,901,184 for Mr. Gryzlov.

(3) The amounts included in this column for 2024 for Mr. Livschitz include the costs of ArmadaCare supplemental executive medical premiums paid by the Company on behalf of Mr. Livschitz and his family. The amounts included in this column for 2024 for Mr. Gryzlov include (i) 104,468 Swiss francs paid in statutorily required employer contribution to the occupational pension plan (BVG) covering Mr. Gryzlov, which is shown here converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024, (ii) $24,913 for certain medical insurance costs paid by the Company on behalf of Mr. Gryzlov and his family, (iii) $43,282 in education expenses paid by the Company on behalf of Mr. Gryzlov and his family, and (iv) $13,132 in automobile expenses paid by the Company on behalf of Mr. Gryzlov and his family.

(4) Mr. Gryzlov's 2024 base salary was 400,000 Swiss francs, which is shown here converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024. Mr. Gryzlov's 2023 base salary was 400,000 Swiss francs, which is shown here converted into U.S. dollars at the exchange rate of 1.1880 U.S. dollars per Swiss franc on December 31, 2023. Mr. Gryzlov's 2022 base salary was 400,000 Swiss francs, which is shown here converted into U.S. dollars at the exchange rate of 1.0816 U.S. dollars per Swiss franc on December 31, 2022. The actual payment of Mr. Gryzlov's 2024 bonus was 221,420 Swiss francs, shown here converted into U.S. dollars at the exchange rate of 1.1071 dollars per Swiss franc on December 31, 2024. The actual payment of Mr. Gryzlov's 2023 bonus was 243,908 Swiss francs, shown here converted into U.S. dollars at the exchange rate of 1.1880 U.S. dollars per Swiss franc on December 31, 2023. The actual payment of Mr. Gryzlov's 2022 bonus included 89,000 Swiss francs for the three months ended September 30, 2022, shown here converted into U.S. dollars at the exchange rate of 1.0816 U.S. dollars per Swiss franc on December 31, 2022, 84582.96 Swiss francs for the three months ended December 31, 2022, shown here converted into U.S. dollars at the exchange rate of 1.0816 U.S. dollars per Swiss franc on December 31, 2022 and $169,263.

2024 Grants of Plan-Based Awards

The following table summarizes information regarding the incentive awards granted to each of Grid Dynamics' NEOs in 2024:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Leonard Livschitz	—	—	800,000	1,600,000	—	—	—	—	—
	1/1/2024	—	—	—	480,000	960,000	2,688,000	—	13,932,800
	1/1/2024 [3]							800,000	10,664,000
Anil Doradla	—	—	175,000	350,000	—	—	—	—	—
	1/1/2024				36,000	72,000	201,600		1,044,960
	1/1/2024 [3]	—	—	—		—	—	60,000	799,800
	10/28/2024 [4]	—	—	—	—	—	—	20,000	320,800
Yury Gryzlov	—	—	221,420	442,840	—	—	—	—	—
	1/1/2024				48,000	96,000	268,800	—	1,393,280
	1/1/2024 [3]	—	—	—	—	—	—	80,000	1,066,400

(1) Amounts in the "Estimated Payouts Under Non-Equity Incentive Plan Awards" columns relate to cash incentive opportunities under our Corporate Bonus Plan based upon the achievement of corporate performance goals over each quarter fiscal year 2024. For Mr. Doradla his target cash incentive opportunity increased from $165,000 to $175,000 effective October 1, 2024 to better align his compensation with the market, so the amounts reported in this column for him reflect this increased amount. The actual amounts paid to our named executive officers are set forth in the "2024 Summary Compensation Table" above, and the calculation of the actual amounts paid is discussed more fully in the section titled "Compensation Discussion and Analysis — Cash Incentives."

(2) Amounts in the "Estimated Payouts under Equity Incentive Plan Awards" columns relate to the PSUs granted on January 1, 2024 under our 2020 Equity Incentive Plan. The grant date value of the PSUs has been computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on December 29, 2023, the last trading day before the January 1, 2024 date of grant, which was $13.33. Fifty percent (50%) of the PSUs vest based on the achievement of performance relating to specified levels of year-over-year revenue growth and fifty percent (50%) of the PSUs vest based on the achievement of performance relating to specified contribution margins, as measured annually at the conclusion of each year of the three-year performance period running from fiscal year 2024 to fiscal year 2026, in each case, subject to certain adjustments for rTSR and rCAGR as measured against the Russell 2000 index. For a discussion of the details of the vesting applicable to the PSUs and calculation of the payouts, see the section titled "Compensation Discussion and Analysis — Long-Term Equity Incentives."

(3) Represents RSUs granted under the 2020 Equity Incentive Plan on January 1, 2024. The grant date value of the RSUs has been computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on December 29, 2023, the last trading day before the January 1, 2024 date of grant, which was $13.33. The RSUs vest over a three year period as discussed in the section titled "Compensation Discussion and Analysis — Long-Term Equity Incentives."

(4) Represents RSUs granted under the 2020 Equity Incentive Plan on October 28, 2024, following the compensation committee's action to approve a grant to Mr. Doradla on October 21, 2024. The grant date value of the RSUs has been computed in accordance with FASB ASC Topic 718 based on the closing price of our common stock on October 21, 2024, the date on which the compensation committee approved the award. The RSUs vest over a three year period as discussed in the section titled "Compensation Discussion and Analysis — Long-Term Equity Incentives."

Outstanding Equity Awards at 2024 Year-End

The following table summarizes information concerning the outstanding equity awards, including unexercised options, as of December 31, 2024, for each of Grid Dynamics' NEOs:

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) – Exercisable	Number of Securities Underlying Unexercised Options (#) – Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares or Units of Stock that Have Not Vested ($)(5)
Leonard Livschitz	1/1/2024					800,000 (1)	17,792,000		
	1/1/2024							1,331,200	34,318,336
Anil Doradla	3/13/2020	140,000		8.26	3/13/2030				
	1/1/2024					60,000 (1)	1,334,400		
	10/28/2024					20,000 (2)	444,800		
	1/1/2024							99,840	2,573,875
Yury Gryzlov	11/12/2018	252,588		3.54	11/12/2028				
	5/22/2019	46,518		3.54	5/22/2029				
	5/22/2019	18,565		3.54	5/22/2029				
	3/13/2020	140,000		8.26	3/13/2030				
	1/1/2024					80,000 (1)	1,779,200		
	1/1/2024							133,120	3,431,834

(1) One-third of the shares underlying these RSUs vested on January 1, 2025, and the remaining shares vest in eight equal quarterly installments thereafter, provided the participant's service has not terminated prior to each such date.

(2) One-third of the shares underlying these RSUs will vest on October 28, 2025, and the remaining shares vest in eight equal quarterly installments thereafter, provided the participant's service has not terminated prior to each such date.

(3) This amount reflects the fair market value of our common stock of $22.24 per share as of December 31, 2024, multiplied by the amount shown in the column for Number of Shares or Units of Stock That Have Not Vested.

(4) One-third of the shares underlying these PSUs vest upon our board's certification of the achievement of certain performance metrics following the conclusion of each fiscal year of the 2024-2026 fiscal year performance period, with such certification to occur no later than March 1, 2025, March 1, 2026, and March 1, 2027 in respect of each tranche of eligible PSUs. Fifty percent (50%) of the PSUs eligible to vest in respect of each year of the performance period vest based on the achievement of performance relating to specified levels of year-over-year revenue growth and the remaining fifty percent (50%) vest based on the achievement of performance relating to specified contribution margins, in each case, subject to certain adjustments for rTSR and rCAGR as measured against the Russell 2000 index. For a discussion of the details of the vesting applicable to the PSUs and calculation of the payouts, see the section titled "Compensation Discussion and Analysis — Long-Term Equity Incentives." In February 2025, the compensation committee of our board of directors and our board of directors certified the achievement of certain performance metrics, resulting in 208% of the target number of PSUs vesting on the certification date, resulting in the issuance of the following number of shares to the following individuals: 665,600 shares for Mr. Livschitz, 49,920 shares for Mr. Doradla and 66,560 shares for Mr. Gryzlov, with such target numbers reflected here. The amounts shown in the table above reflect the shares of our common stock that would become issuable to our NEOs in respect of the remaining two years of the performance period based on the actual results of the first year of the performance period that ended on December 31, 2024. Upon achievement of the performance metrics at maximum, the amounts reported in this column for each of Messrs. Livschitz, Doradla, and Gryzlov would be 1,792,000, 134,400, and 179,200, respectively.

(5) The amounts in this column represent the aggregate grant date fair value of PSUs granted to the NEO in 2024 computed in accordance with FASB ASC Topic 718 multiplied by the amount shown in the column for Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock That Have Not Vested. In accordance with SEC rules, the grant date fair value of an award that is subject to a performance condition is based on the probable outcome of the performance conditions. The assumptions used to calculate these amounts are discussed in notes to our audited consolidated financial statements for the year ended December 31, 2024. Upon achievement of the performance metrics at maximum, the amounts reported in this column for each of Messrs. Livschitz, Doradla, and Gryzlov would be $46,197,760, $3,464,832, and $4,619,776, respectively.

Narrative Disclosure to Summary Compensation Table and Grant of Plan-Based Awards Table

Employment Agreements

As further described below, we have entered into employment agreements with each of our named executive officers. These agreements provide for at-will employment and generally include the named executive officer's initial base salary, and an indication of eligibility for an annual cash incentive award opportunity.

Leonard Livschitz

We entered into an employment agreement with Mr. Livschitz dated January 24, 2020, as most recently amended effective as of April 28, 2022, pursuant to which he serves as our Chief Executive Officer, reporting directly to our board of directors. The agreement is for an initial term of four years, with automatic annual renewals after the expiration of such initial term, unless either party provides written notice of non-renewal to the other party at least 90 days prior to the date of automatic renewal.

The employment agreement, as amended, provides that Mr. Livschitz will receive an annual salary of $800,000 and will be eligible to receive a target annual bonus amount of $800,000 with the actual bonus based upon the actual level of achievement of annual Company and individual performance objectives for the applicable year, as determined by our compensation committee. His employment agreement also entitles him to certain payments and benefits upon a qualifying termination of his employment, including in connection with a change of control, the details of which are summarized in "Potential Payments upon Termination or Change of Control" below.

Mr. Livschitz is also subject to certain restrictive covenants during the term of his employment and thereafter, including indefinite confidentiality and invention assignment provisions, and an agreement to adhere to our conflict of interest policy.

Anil Doradla

We entered into an employment agreement with Mr. Doradla dated January 24, 2020, pursuant to which he serves as our Chief Financial Officer, reporting directly to Leonard Livschitz, our Chief Executive Officer. The agreement is for an initial term of four years, with automatic annual renewals after the expiration of such initial term, unless either party provides written notice of non-renewal to the other party at least 90 days prior to the date of automatic renewal.

The employment agreement provides that Mr. Doradla will receive an annual salary of $300,000 and will be eligible to receive a target annual bonus amount of $150,000 with the actual bonus based upon the actual level of achievement of annual Company and individual performance objectives for the applicable year, as determined by our compensation committee. On October 21, 2024, our compensation committee approved an increase in Mr. Doradla's annual salary from $310,000 to $350,000 and an increase to his target annual bonus amount from $165,000 to $175,000 effective October 1, 2024 to better align his compensation with the market. His employment agreement also entitles him to certain payments and benefits upon a qualifying termination of his employment, including in connection with a change of control, the details of which are summarized in "Potential Payments upon Termination or Change of Control" below.

Mr. Doradla is also subject to certain restrictive covenants during the term of his employment and thereafter, including indefinite confidentiality and invention assignment provisions, and customary non-solicitation restrictions with respect to customers, employees, and contractors that apply for one year post-termination.

Yury Gryzlov

We entered into an employment agreement with Mr. Gryzlov effective as of July 15, 2022, pursuant to which he serves as our Chief Operating Officer, and the managing officer and Chief Executive Officer of Grid Dynamics Europe, reporting directly the Chief Executive Officer of Grid Dynamics Holdings, Inc. The agreement is for an initial term of two years, continuing for an indefinite period after the expiration of such initial term, unless either party provides written notice of non-renewal to the other party at least three months prior to the date of termination. Upon a change of control, the term of Mr. Gryzlov's employment agreement will extend automatically through the date that is twelve months following the date of the change of control.

The employment agreement provides that Mr. Gryzlov will receive an annual salary of 400,000 Swiss francs and will be eligible to receive a target annual bonus amount of 200,000 Swiss francs with the actual bonus based upon the actual level of achievement of annual Company and individual performance objectives for the applicable year, as determined by our compensation committee. His employment agreement also entitles him to certain payments and benefits upon a qualifying termination of his employment, including in connection with a change of control, the details of which are summarized in "Potential Payments upon Termination or Change of Control" below.

Mr. Gryzlov is also subject to certain restrictive covenants during the term of his employment and thereafter, including indefinite confidentiality and invention assignment provisions, and customary non-compete restrictions that apply during the term of employment.

2020 Equity Incentive Plan and 2018 Stock Plan

In 2024, we maintained the 2020 Equity Incentive Plan (the "2020 Plan") and 2018 Stock Plan (the "2018 Plan"), which were approved by our stockholders at a special meeting held on March 4, 2020 and at our Annual Meeting in November 2018, respectively. The compensation committee administers the 2020 Plan and 2018 Plan, and is authorized to, among other things, designate participants, grant awards, including cash-based awards that historically were intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, determine the number of shares of Common Stock to be covered by awards and determine the terms and conditions of any awards, and construe and interpret the 2020 Plan and 2018 Plan and award agreements issued pursuant thereto. The 2020 Plan reserved 16,300,000 shares of our Common Stock for issuance, subject to any change in the outstanding Common Stock or the capital structure of the Company or any other similar corporate transaction or event. The 2018 Plan reserved 5,000,000 shares of our Common Stock for issuance, subject to any change in the outstanding Common Stock or the capital structure of the Company or any other similar corporate transaction or event.

Corporate Bonus Plan

For a summary of the material terms of our Corporate Bonus Plan, see "Compensation Discussion and Analysis — Cash Incentives" above.

Option Exercises and Stock Vested in 2024

The following table sets forth the number of shares of common stock acquired during 2024 by our NEOs upon the exercise of stock options or upon the vesting of RSUs, as well as the value realized upon such equity award transactions.

| | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Name				
Leonard Livschitz	—	—	249,980	3,000,586
Anil Doradla	—	—	42,853	509,404
Yury Gryzlov	—	—	42,853	509,404

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our NEOs participated in a nonqualified deferred compensation plan during fiscal 2024 except in jurisdictions where such plan is statutorily required.

Potential Payments upon Termination or Change in Control

Each Employment Agreement with our NEOs generally provides, with respect to each officer, the following terms: (i) at-will employment, (ii) the annual base salary, (iii) eligibility to receive annual incentive bonuses at the Board's discretion and related targeted payment, (iv) initial grant of equity awards by the company and eligibility to be granted future equity awards by the company in the discretion of its board of directors, (v) an initial term for the agreement of four years with successive one-year renewal terms unless either party provides timely notice of non-renewal, (vi) severance payments upon a termination without "cause" (excluding death or disability) or resignation for "good reason" (each as defined in the agreement) and (vii) eligibility for enhanced "double-trigger" severance upon such terminations that occur within the three month period prior to or the 12 month period following a "change in control" (as defined in the agreement). Severance payments (including due to a double-trigger termination in connection with a change in control) are generally comprised of: (i) a lump-sum payment equal to 24 months of base salary for Mr. Livschitz, 12 months of base salary for Mr. Doradla, and 12 months of base salary for Mr. Gryzlov; (ii) a lump-sum payment equal to 100% with respect to Mr. Livschitz, 50% with respect to Mr. Doradla, and 50% with respect to Mr. Gryzlov, of the current annual maximum bonus target amount; (iii) reimbursement for the monthly premiums for COBRA continuation coverage (or its equivalent) for a period of 24 months for Mr. Livschitz, 12 months for Mr. Doradla, and 12 months for Mr. Gryzlov; and (iv) for severance unrelated to a change in control, one year of accelerated vesting of outstanding unvested equity awards on the termination date.

In addition, "double-trigger" change in control severance terms provide for full accelerated vesting of outstanding unvested equity awards. Such severance benefits are conditioned on the officer signing and not revoking a separation agreement and release of claims in favor of us within sixty (60) days of the officer's termination date.

If any severance or other benefits provided for in an officer's Employment Agreement or otherwise payable to such officer constitute "parachute payments" within the meaning of Section 280G of the Internal Revenue Code (the "Code") and could be subject to the related excise tax under Section 4999 of the Code, such officer would be entitled to receive either full payment of the benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the officer.

	Termination without Cause or Resignation for Good Reason Outside of the Change in Control Period					Termination without Cause or Resignation for Good Reason Within the Change in Control Period				
Named Executive Officer	Salary Severance ($)	Bonus Severance ($)	Value of Continued Health Coverage ($)[1]	Value of Equity Acceleration ($)[2]	Total ($)	Salary Severance ($)	Bonus Severance ($)	Value of Continued Health Coverage ($)[1]	Value of Equity Acceleration ($)[2]	Total ($)
Leonard Livschitz	1,600,000	800,000	91,051	13,047,467	15,538,518	1,600,000	800,000	91,051	39,142,400	41,633,451
Anil Doradla	350,000	87,500	115	1,126,827	1,564,442	350,000	87,500	115	3,380,480	3,818,095
Yury Gryzlov [3]	442,840	110,710	26,531	1,304,747	1,884,828	442,840	110.710	26,531	3,914,240	4,494,321

(1) The amounts reported in these columns represent estimates of the premiums to maintain group health insurance continuation benefits pursuant to COBRA (or its equivalent) for the executive and the executive's respective eligible dependents for 24 months for Mr. Livschitz and 12 months for each of Mr. Doradla and Mr. Gryzlov. The amounts presented are based on estimates for maintaining group health insurance continuation benefits under our 2025 health insurance plans.

(2) The value of the accelerated RSUs in this table are calculated by multiplying the number of shares subject to acceleration by the closing price of our common stock on December 29, 2024, the last trading day of the 2024 fiscal year, which was $13.33 per share. The value of the accelerated PSUs in this table are calculated by multiplying the number of target PSUs subject to acceleration by the closing price of our common stock on December 29, 2024, the last trading day of the 2024 fiscal year, which was $13.33 per share.

(3) Mr. Gryzlov's 2024 base salary is 400,000 Swiss francs, and his salary severance is shown here converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024. His bonus at target is 200,000 Swiss francs, and his bonus severance is shown here converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024. The value of his continued health coverage total 11,077 Swiss francs and is shown here converted into U.S. dollars at the exchange rate of 1.1071 U.S. dollars per Swiss franc on December 31, 2024.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Restricted Stock Units and Rights	Weighted Average Exercise Price of Outstanding Options and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the first Column)
Equity compensation plans approved by security holders			
2018 Stock Plan[2]	1,285,930	$ 3.54	—
2020 Equity Incentive Plan[3]	4,544,256	$ 12.75	1,997,054
Equity compensation plans not approved by security holders	—	—	—
TOTAL	5,830,186		1,997,054

(1) The weighted average exercise price does not take into account outstanding RSUs.

(2) The 2018 Stock Plan was terminated in connection with the consummation of the Business Combination, and accordingly, no further shares are available for issuance under the 2018 Stock Plan. Under the terms of the 2018 Stock Plan, certain option grants were accelerated in full or by an additional 12 months as a result of the Business Combination. Additionally, on March 4, 2020, the date of the closing of the Business Combination (the "Closing"), a percentage of outstanding vested Grid Dynamics stock options were settled in exchange for cash consideration. The remaining portion of outstanding vested options and all unvested options were automatically assumed and converted into options to purchase the Company's common stock as of the Closing. The number of each participant's assumed options and the exercise price were adjusted. The assumed stock options continued to be subject to the same terms and conditions, including vesting schedule terms, in accordance with the 2018 Stock Plan.

(3) The Company's 2020 Equity Incentive Plan became effective on March 4, 2020, in connection with the consummation of the Business Combination. The 2020 Equity Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, RSUs, bonus stock, dividend equivalents and other stock-based awards and other substitute awards, annual incentive awards and performance awards. The Company has reserved a total of 16,300,000 shares of Company common stock for issuance pursuant to the 2020 Equity Incentive Plan, subject to certain adjustments set forth therein.

CEO Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for 2024:

- the median of the annual total compensation of all our employees (other than our Chief Executive Officer) was $54,452;

- the annual total compensation of our Chief Executive Officer, as reported in the Summary Compensation Table included in this Proxy Statement, was $26,304,885; and

- the ratio of these two amounts was 483 to 1.

- As described above under "Compensation Discussion and Analysis — *2024 3-Year Target Long-Term Equity Incentive Award Grants,*" the 2024 equity grants to our Chief Executive Officer were 3-year awards. If the grant date fair value of these awards are annualized over three years, our Chief Executive Officer's annualized 2024 total compensation would be $9,907,018, and the ratio to the median employee would be 182 to 1.

Methodology for Identifying Our "Median Employee"

Employee Population

To identify the median employee, we first identified our total employee population from which we determined our "median employee" and then identified the median of the annual total cash compensation of all of our employees (other than our Chief Executive Officer). We determined that, as of December 31, 2024, our employee population consisted of approximately 4,730 individuals (of which approximately 7.4% were located in the United States and 92.6% were located in jurisdictions outside the United States) that were eligible for inclusion in our analysis under the Pay Ratio Rule. Our employee population consisted of full-time, part-time, and temporary employees, and certain of our contractors who were required to be included in our employee population under the Pay Ratio Rule, as described in more detail below. Our total employee population includes all employees who joined Grid Dynamics through acquisitions that were completed during 2024.

Determining Our Median Employee

There have been no changes in our employee population or employee compensation arrangements that we believe would significantly impact the calculations of this pay ratio; accordingly, we are using the same median employee identified in 2023. To identify our median employee from our total employee population, we used a total cash compensation measure consistently applied to the entire population, which included base salary or wages and all cash bonuses paid in 2023, including regular annual bonuses paid in respect of the prior year's performance, and any special bonuses paid in 2023. In making this determination, we annualized the cash compensation (exclusive of any special bonuses paid in 2023) of our full-time, part-time, and temporary employees, and certain of our contractors who were hired in 2023 but did not work for us for the entire year. By consistently applying this compensation measure to all of the individuals in the employee population, we selected the median employee. We did not make any cost-of-living adjustments in identifying our median employee.

Using the methodologies described above, we determined that our median employee was a full-time, salaried professional in Mexico.

Determining of Annual Total Compensation of Our Median Employee and Our CEO

Once we identified our median employee, we then calculated such employee's total compensation for the year ended December 31, 2024 using the same methodology we used for purposes of determining the total compensation of our NEOs (see section titled "Compensation Discussion and Analysis — Summary Compensation Table"). The total compensation of the median employee for the year ended December 31, 2024 was $54,452. Our CEO's total compensation for the year ended December 31, 2024 was $26,304,885, as reported in the Summary Compensation Table (see section titled "Compensation Discussion and Analysis — Summary Compensation Table").

We believe our pay ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. As SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, estimates, and assumptions, our pay ratio may not be comparable with the pay ratios reported by other companies.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 14, 2025 (except as otherwise noted) for:

- each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock;

- each of our named executive officers;

- each of our directors and nominees for director; and

- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 84,547,653 shares of our common stock outstanding as of April 14, 2025. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of April 14, 2025 and shares issuable upon the vesting of RSUs within 60 days of April 14, 2025, to be outstanding and to be beneficially owned by the person holding the stock option or the RSUs, respectively, for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Grid Dynamics Holdings, Inc., 5000 Executive Parkway, Suite 520, San Ramon, CA 94583.

Name of Beneficial Owner	Common Stock[1]	
	Number	Percentage
5% Securityholders:		
Beijing Teamsun Technology Co. Ltd.[2]	13,889,183	16.4 %
Blackrock Inc.[3]	9,878,922	11.7 %
Wasatch Advisors LP[4]	5,559,175	6.6 %
The Vanguard Group[5]	5,535,526	6.5 %
Named Executive Officers and Directors:		
Lloyd Carney[6]	992,521	1.2 %
Eric Benhamou[7]	301,705	*
Marina Levinson[8]	29,818	*
Leonard Livschitz[9]	2,639,368	3.1 %
Patrick Nicolet[10]	16,660	*
Michael Southworth[11]	32,638	*
Weihang Wang[12]	30,954	*
Yueou Wang[13]	73,351	*
Shuo Zhang[14]	155,376	*
Anil Doradla[15]	447,603	*
Yury Gryzlov[16]	860,010	1.0 %
All executive officers and directors as a group (11 persons)[17]	5,614,097	6.6 %

* Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)   The percentage of beneficial ownership on the record date is calculated based on 84,547,653 shares of our common stock as of April 14, 2025, adjusted for each owner's options, or RSUs held by that person that are exercisable or issuable upon vesting, as applicable, within 60 days of April 14, 2025, if any. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

(2)   Based solely on the information reported on a Schedule 13D/A filed with the SEC on September 16, 2024. Beijing Teamsun Technology Co. Ltd. ("Beijing Teamsun") is the ultimate parent of GDD International Holding Company ("GDD"), through its subsidiaries Teamsun Technology (HK) Limited ("Teamsun"), Automated Systems Holdings Limited ("ASL") and GDB International Investment Limited ("GDB"). Beijing Teamsun, GDD, Teamsun, ASL and GDB share voting and dispositive power of all these shares. The address of ASL, GDB and GDD is 15/F, Topsail Plaza, 11 On Sum Street, Shain, Hong Kong, the address of Teamsun is Unit 907, 9th Floor, Tai Yau Building, 181 Johnston Road, Wanchai, Hong Kong and the address of Beijing Teamsun is Room 501, 5/F., No. 23 Building, 10 East Block XiBeiWang East Road, HaiDian District, Beijing, China.

(3)   Based solely on information reported by Blackrock Inc. ("Blackrock") on a Schedule 13G filed with the SEC on January 8, 2025. Blackrock has sole voting power over 9,772,899 shares and sole dispositive power over 9,878,922 shares. Blackrock's address is 50 Hudson Yards, New York, NY 10001.

(4)   Based solely on information Wasatch Advisors LP ("Wasatch") reported on a Schedule 13G/A filed with the SEC on February 12, 2025. Wasatch has sole voting power over 4,036,682 shares and sole dispositive power over 5,468,089 shares. Wasatch's address is 505 Wakara Way, Salt Lake City, UT 84108.

(5)   Based solely on information The Vanguard Group ("Vanguard") reported on a Schedule 13G/A filed with the SEC on January 30, 2025. Vanguard has (i) sole voting power over 0 shares and shared voting power over 89,357 shares; and (ii) sole dispositive power over 5,388,362 shares, and shared dispositive power over 147,164.00 shares. Vanguard's address is 100 Vanguard Blvd, Malvern, PA 19355.

(6)   Consists of (a) 666,304 shares held of record by Mr. Carney, (b) 12,542 shares held of record by The Lloyd A. Carney Revocable Trust dated September 25, 1995, (c) 5,200 shares held of record by The Lloyd Carney Foundation, (d) 288,800 shares held of record by The Lloyd Carney 2018 Grantor Retained Annuity Trust and (e) 19,675 shares held of record by The Lloyd Carney 2020 Grantor Retained Annuity Trust.

(7)   Consists of (a) 78,205 shares held of record by Mr. Benhamou, (b) 23,500 shares held of record by The Eric Benhamou Living Trust and (c) 200,000 shares held of record by The Eric Benhamou Grantor Retained Annuity Trust.

(8)   Shares held of record by Ms. Levinson.

(9)   Consists of (a) 2,636,516 shares held of record by Mr. Livschitz, (b) 1,539 shares held by Oksana Livschitz, (c) 375 shares issuable to Oksana Livschitz upon the vesting of RSUs within 60 days of April 14, 2025 and (d) 938 shares subject to options exercisable by Oksana Livschitz within 60 days of April 14, 2025.

(10)   Shares held of record by Mr. Nicolet.

(11)   Shares held of record by Mr. Southworth.

(12)   Shares held of record by Mr. Wang.

(13)   Consists of (a) 30,954 shares held of record by Mr. Wang and (b) 42,397 shares subject to options exercisable within 60 days of April 14, 2025.

(14)   Consists of (a) 91,843 shares held of record by Ms. Zhang and (b) 63,533 shares subject to options exercisable within 60 days of April 14, 2025.

(15)   Consists of (a) 307,603 shares held of record by Mr. Doradla and (b) 140,000 shares subject to options exercisable within 60 days of April 14, 2025.

(16)   Consists of (a) 402,339 shares held of record by Mr. Gryzlov and (b) 457,671 shares subject to options exercisable within 60 days of April 14, 2025.

(17)   Consists of (a) 4,905,090 shares held of record, (b) 375 shares issuable upon the vesting of RSUs within 60 days of April 14, 2025 and (c) 704,539 shares subject to options exercisable within 60 days of April 14, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Party Transactions

Oksana Livschitz, the spouse of our CEO, Leonard Livschitz, is employed by the Company in a non-executive role. Mrs. Livschitz received total compensation in fiscal 2024 in the amount of approximately $236,988, including salary, bonus, and equity awards, and she is eligible to participate in employee benefit plans generally available to our employees. Her compensation was established in accordance with our employment and compensation practices applicable to employees with equivalent qualifications, experience, responsibilities and geographic location.

Since January 1, 2024, there have been no other transactions to which Grid Dynamics has been a participant, in which: (i) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of the average of Grid Dynamics' total assets at year-end for the last two completed fiscal years; and (ii) any of its directors, executive officers, or holders of more than 5% of its capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described in the section titled "Executive Compensation."

Related Party Transactions Following the Business Combination

Certain equity holders have registration rights requiring the Company to register a sale of any of the Company securities held by them pursuant to the Registration Rights Agreement entered into in connection with the March 2020 Business Combination. These holders are entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. Pursuant to the terms of the Registration Rights Agreement, we filed a registration statement to register the resale of certain securities held by the holders and subject to certain conditions, we are separately required at all times to maintain an effective registration statement for the benefit of such holders. In addition, these holders will have "piggy-back" registration rights to include their securities in other registration statements filed by the Company.

Pursuant to a Stockholders' Agreement, entered into on November 13, 2019, among the Company, ChaSerg Technology Sponsor LLC, BGV, GDB International Investment Limited, GDD International Holding Company, Leonard Livschitz, Victoria Livschitz and ASL (together with any individuals or entities that are signatories thereto or hereafter become party to the agreement, the "Voting Parties"), effective as of the closing of the March 2020 Business Combination referenced above (the "Closing"), among other things, the Voting Parties agreed (i) to take all necessary action to cause the Company's board of directors to be comprised of eight directors effective immediately following the Closing, (ii) subject to certain share ownership thresholds, to grant ASL the right to designate two directors for election to the Company's board of directors (and the Voting Parties will vote in favor of such designees), (iii) to designate the Chief Executive Officer of Grid Dynamics for election to the Company's board of directors and (iv) to designate three unaffiliated designates for election to the Company's board of directors.

Policies and Procedures for Related Person Transactions

The Company's audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee provides that our audit committee shall review and approve in advance any related person transaction.

We have adopted a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000, and in which any related person has a direct or indirect material interest, without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee considers the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party's only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company's outstanding capital stock, transactions where a related party's interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

Director Independence

Our common stock is listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and the rules of Nasdaq. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of Nasdaq.

In order to be considered independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director's ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

We have undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, we determined that each of Eric Benhamou, Lloyd Carney, Marina Levinson, Patrick Nicolet, Michael Southworth, and Shuo Zhang are considered "independent directors" as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

Item 14. Principal Accounting Fees and Services

The following table sets forth the approximate aggregate fees billed to the Company by Grant Thornton LLP in 2023 and 2024:

Fee Category	2023	2024
Audit Fees[1]	$ 1,300,000	$ 1,431,688
Audit-Related Fees[2]	$ 14,432	$ 631,230
Tax Fees[3]	$ 16,210	$ 43,326
All Other Fees[4]	$ 159,023	$ 4,548
Total	$ 1,489,665	$ 2,110,792

(1) "Audit Fees" consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory and regulatory filings.
(2) "Audit-Related Fees" consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include services related to due diligence related to mergers and acquisitions.
(3) "Tax Fees" are the aggregate fees for professional services rendered in connection with tax compliance, advice and planning.
(4) "All Other Fees" in 2023 consisted of the aggregate fees for professional services rendered for buy-side due diligence. In 2024, "All Other Fees" included permitted advisory services or attest services that are not reasonably related to the performance of the audit or review of the registrants financial statements.

The audit committee has concluded that the provision of the non-audit services listed above was compatible with maintaining the independence of Grant Thornton LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under the policy, our audit committee is required to pre-approve all audit and permissible non-audit services performed by our independent registered public accounting firm and audit engagement fees and terms in order to ensure that the provision of such services does not impair such accounting firm's independence.

PART IV

Item 15. Exhibit and Financial Statement Schedules

    (a) The following documents are filed as part of, or incorporated by reference into, this Amendment on Form 10-K/A:

        1. *Financial Statements*: No financial statements are filed with this Amendment on Form 10-K/A.

        2. *Financial Statement Schedules*: No financial statement schedules are filed with this Amendment on Form 10-K/A.

    (b) The following exhibits are filed as part of, or incorporated by reference into, this Amendment on Form 10-K/A:

		Incorporated by Reference				
Exhibit Number	Exhibit Title	Form	File No.	Exhibit No.	Filing Date	Provided Herewith
31.1	Certification of Chief Executive Officer Pursuant to Rule 13-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13-14(a) of the Securities Exchange Act of 1934 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Form 10-K	001-38685	32.1	February 27, 2025	
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Form 10-K	001-38685	32.2	February 27, 2025	
101.INS	Inline XBRL Instance Document.					
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.					
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					

Item 16. Form 10-K Summary.

    None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRID DYNAMICS HOLDINGS, INC.
(Registrant)

April 29, 2025

By:/s/ Leonard Livschitz

Leonard Livschitz
Chief Executive Officer
(Principal Executive Officer)